5/2/02

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May [2], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
MAKATI AVENUE
P.O. BOX 2148
MAKATI CITY, PHILIPPINES

May 3, 2002

To the Common Capital Stockholders of
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

The formal notice and proxy statement describing the matters to be acted upon at the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company to be held on June 11, 2002 (effectively June 10, 2002 in North America) is enclosed herewith, and a proxy for your use in voting your shares of stock at said meeting is also enclosed.

Due to the fact that the Annual Meeting of Stockholders must be held in the Philippines, it is impossible for many of our stockholders to attend the meeting in person. However, as we have pointed out in the past, most of our stockholders have shown a strong interest in the affairs of the Company and have expressed their interest by having their shares voted by proxy. Even though your ownership may be small and it may be impossible for you to attend the meeting, we would appreciate receiving your proxy. In this connection, will you please sign and return the enclosed proxy promptly so that your vote may be recorded and counted at the forthcoming Annual Meeting of Stockholders.

Due to the significant time difference between North America and the Philippines, in order to be counted at the Annual Meeting proxies must be received prior to 10:00 a.m., New York time, on June 5, 2002 by Citibank, N.A., the Company's co-transfer agent at: Citicorp-WWSS-Investor Services, c/o Citibank Shareholder Services, P.O. Box 8527, Edison, NJ 08818-9395.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY



MANUEL V. PANGILINAN
President and Chief Executive Officer


X

Please mark your vote as in this example

1. Approval of the Audited Financial Statements for the period ending December 31, 2001 contained in the Company's 2001 Annual Report enclosed herewith.

FOR	AGAINST	ABSTAIN

2. Election of Directors.*
The nominees for directors are:

1. Antonio O. Cojuangco
2. Helen Y. Dee
3. Ray C. Espinosa
4. Corazon S. dela Paz
5. Napoleon L. Nazareno
6. Fr. Bienvenido F. Nebres
7. Manuel V. Pangilinan
8. Albert F. del Rosario
9. Pedro E. Roxas
10. Taketo Suzuki;
11. Mitsuhiro Takase
12. Ricardo R. Zarate
13. Ma. Lourdes C. Rausa-Chan.

* See instructions on reverse side

FOR ALL	WITHHOLD FOR ALL	EXCEPTIONS

3. Appointment of Joaquin Cunanan & Company/PricewaterhouseCoopers as independent auditors.

FOR	AGAINST	ABSTAIN

Please sign your name to the Voting Instructions exactly as printed hereon. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

NSTRUCTIONS: The stockholder may withhold authority to vote for any or some nominee(s), by marking the exception box above and writing the name(s) of such nominee(s) on the space provided on the reverse side.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
STOCKHOLDER PROXY
(This proxy is solicited on behalf of the Company)

The undersigned hereby appoints MANUEL V. PANGILINAN, with full power of substitution and delegation, as the proxy of the undersigned, to vote all of the shares of stock of the undersigned at the Annual General Meeting of Stockholders of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY to be held on June 11, 2002 and at any and all adjournments or postponements thereof, for the purpose of acting on the proposals enumerated on the reverse side hereof.

The proxy shall vote subject to the instructions indicated on the reverse side hereof and the proxy is authorized to vote in his discretion upon other business as may properly come before the meeting and any adjournments or postponements thereof. Where specific instruction is clearly indicated on the reverse side hereof, the proxy shall vote and shall be deemed authorized to vote, "FOR ALL" with respect to Proposal 2 and "FOR" with respect to Proposals 1 and 3.

RECEIPT

Recieved from P.L.D.T one(1) envelope containing the following:

- → Notice of Annual Meeting of Stockholders on June 11, 2002 and Proxy Statement
- → Proxy Form
- → Reply Envelope
- → 2001 Annual Report

Recieved by:________________________
(Signature Over Printed Name)
Date______________,2002

INSTRUCTIONS: The Stockholder may withhold authority to vote for any or some nominee(s), by marking the exception box and writing the name(s) of such nominee(s) on the space provided below.

Exception(s) ____

If you chose to designate exception(s), please enter the number of shares to be distributed among the remaining candidate(s) in the space(s) provided below:
1.______; 2. ______; 3. ______; 4. ______; 5. ______; 6. ______; 7. ______; 8. ______; 9. ______;
10. ______; 11. ______; 12. ______; 13. ______.


PLDT

2002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Incorporated in the Philippines

Ramon Cojuangco Building, Makati Avenue, Makati City 1200

SEC IDENTIFICATION NO. PW55

BIR TAX IDENTIFICATION NO. 000-488-793

TELEPHONE NO. (632) 814-3664

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY will be held at the Grand Ballroom, Dusit Hotel Nikko, Ayala Center, Makati City, Philippines on Tuesday, June 11, 2002 at 4:00 o'clock P.M.

The Agenda of the meeting is as follows:

1. Call to order
2. Certification of service of notice and quorum
3. President's Report
4. Approval of the audited financial statements for the period ended December 31, 2001 contained in the Company's 2001 Annual Report
5. Election of directors for the ensuing year
6. Appointment of independent auditors
7. Other business as may properly come before the meeting and at any adjournments thereof

The Board of Directors has fixed the close of business on April 12, 2002 as the record date for the determination of stockholders entitled to notice of, and to vote at, said Annual Meeting. Only holders of record of shares of common stock as at the record date will be entitled to vote at said meeting.

The stock and transfer books of the Company will not be closed.

IF YOU DO NOT EXPECT TO ATTEND THE MEETING, PLEASE EXECUTE AND RETURN THE PROXY FORM IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

By order of the Board of Directors.

MA. LOURDES C. RAUSA-CHAN
Secretary

April 30, 2002

GENERAL INFORMATION

Date, Time and Place of Meeting of Stockholders

The Year 2002 Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the "Company" or "PLDT") will be held at the Grand Ballroom, Dusit Hotel Nikko, Ayala Center, Makati City, Philippines, on Tuesday, June 11, 2002 at 4:00 in the afternoon.

The complete mailing address of the principal office of the Company is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Record Date

The record date for the purpose of determining stockholders entitled to notice of, and to vote at, the Annual Meeting is April 12, 2002 (the "Record Date").

Date of First Release of the Proxy Statement and Proxy Form

The date of first release of the Proxy Statement and the Proxy Form to the Company's stockholders is estimated to be on April 30, 2002.

Revocability of Proxy

A stockholder giving a proxy has the power to revoke it by a written instrument at any time before the right granted is exercised. A proxy is also considered revoked if the stockholder attends the meeting in person and expresses his intention to vote in person.

Dissenter's Appraisal Right

None of the matters to be acted upon at the Annual Meeting are matters with respect to which a dissenting stockholder may exercise his appraisal right under Section 81 of the Corporation Code (Batas Pambansa Blg. 68).

SOLICITATION INFORMATION

Persons Making the Solicitation

This solicitation is made on behalf of the Company. No director has informed the Company in writing of his/her intention to oppose any action intended to be taken by the Company at the Annual Meeting.

Solicitation of proxies in the Philippines will be undertaken mainly by mail and, in person or by telephone, by certain employees of the Company. Solicitation will be done also through the proxy solicitation firm, Morrow & Company, with respect to stockholders residing in the United States.

Officers and employees who will make the proxy solicitation on behalf of the Company will not be paid any additional compensation for the proxy solicitation, except for reimbursement of reasonable transportation and representation expenses incurred in connection therewith which is estimated to be in the aggregate amount of P20,000.00. Morrow & Company will be paid approximately US$8,000, plus reimbursement of out-of-pocket expenses incurred by them in the course of solicitation. The costs and expenditures incidental to the solicitation will be borne by the Company.

Interest of Certain Persons in Matters to be Acted Upon

No director or officer of the Company or nominee for election as director or officer of the Company and, to the best knowledge of the Company, no associate of a director or officer or nominee for election as officer or director of the Company has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, other than election to office.

CONTROL AND COMPENSATION INFORMATION

Voting Securities

Only holders of shares of common stock as at the Record Date are entitled to vote at the Annual Meeting, either in person or by proxy.

As at the Record Date, the number of outstanding shares of common stock entitled to vote was 169,036,424, with each share entitled to one vote.

A holder of shares of common stock may vote such number of shares recorded in his name on the stock and transfer books of the Company as at the Record Date, for as many persons as there are directors to be elected or he may cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same principle among as many candidates as he shall see fit.

Security Ownership of Certain Record and Beneficial Owners

The following are the owners of record of more than 5% of the Company's shares of common stock, the number of shares and percentage of shareholdings of each of them, as at the Record Date:

Name and address of record	Title of class	Number of shares owned and nature of ownership	Percentage of class
PCD Nominee Corp.[1] G/F MSE Building 6767 Ayala Avenue, Makati City	Common	**45,366,560**	**26.84%**
Citicorp Trade Services Limited[2] (various accounts) 8745 Paseo de Roxas, Makati City	Common	**31,214,890**	**18.47%**
Philippine Telecommunications[3] Investment Corporation Ramon Cojuangco Bldg. Makati Avenue, Makati City	Common	**26,034,263**	**15.40%**
NTT Communications Capital (U.K.) Limited[4] 3/F Devon House 58-60 St. Katherine's Way London E1 9LB, U.K.	Common	**25,266,971**	**14.95%**
Metro Pacific Resources, Inc.[5] 8F Singapore Airlines Building, H.V. Dela Costa St., Salcedo Village, Makati City	Common	**17,112,534**	**10.12%**

[1] Registered owner of shares held by participants in the Philippine Central Depositary, Inc. (PCD), a private company organized to implement an automated book entry system of handling securities in the Philippines. Based on the information provided by PCD to the Company, none of the beneficial owners registered under the name of PCD Nominee Corporation owns more than 5% of the Company's outstanding shares of common stock as at the Record Date, except the Hongkong and Shanghai Banking Corporation which owns approximately 9.55% of the Company's outstanding shares of common stock as at the Record Date.

[2] Holds shares as nominee of Citibank, N.A., Manila, depositary of the shares of common stock underlying the American Depositary Shares (ADSs). Pursuant to the Common Stock Depositary Agreement, dated October 14, 1994, between Citibank, N.A. as depositary and the holders of American Depositary Receipts (ADRs) evidencing ADSs representing shares of common stock of the Company, if Citibank, N.A. does not receive voting instructions from a holder of ADRs, such holder will be deemed to have instructed Citibank, N.A. to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the shares of common stock represented by such holder of ADRs, except that no discretionary proxy will be given with respect to any matter as to which substantial opposition exists or which materially and adversely affects the rights of the holders of such ADRs.

[3] Based on information provided to the Company, Metro Pacific Assets Holdings, Inc. ("MPAHI") and Larouge B.V. have a collective interest of approximately 53.9% in Philippine Telecommunications Investment Corporation ("PTIC"). MPAHI also has a right under proxy to vote approximately 46.1% of PTIC's outstanding shares. The number of shares listed above includes 40,000 shares in street name.

[4] Based on information provided to the Company, NTT Communications Capital (U.K.) Limited is a wholly-owned subsidiary of NTT Communications Corporation which is, in turn, a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation.

[5] Based on information provided to the Company, Metro Pacific Resources, Inc. is 60% owned by Metro Pacific Holdings, Inc., a Philippine affiliate of the First Pacific Company Ltd.; Asia Link B.V and Larouge B.V, which collectively own 9,636,579 shares representing 5.7% of the Company's outstanding shares of common stock, are also affiliates of First Pacific Company Limited.

Except as stated above, the Board of Directors and Management of the Company have no knowledge of any other person who, as at the Record Date, was directly or indirectly the beneficial owner of more than 5% of the Company's outstanding shares of common stock or who has voting power or investment power with respect to shares comprising more than 5% of the Company's outstanding shares of common stock.

Security Ownership of Directors and Key Officers

The following are the number of shares of common and preferred stock known to the Company to be owned beneficially and/or of record by the incumbent directors, Chief Executive Officer and key officers of the Company, and the percentage of shareholdings of each, as at the Record Date:

Name of record	Title of Class	Amount and Nature of Ownership	Percentage of Class
Antonio O. Cojuangco	Common	4	0.000002%
Chairman of the Board	Preferred	4,060	0.000589%
Manuel V. Pangilinan	Common	64,719	0.038287%
Director, President and	Preferred	360	0.000052%
Chief Executive Officer			
Helen Y. Dee	Common	17,565[1]	0.010391%
Director	Preferred	180	0.000026%
Ray C. Espinosa	Common	1,501	0.000888%
Director	Preferred	-	-
Napoleon L. Nazareno	Common	6,427	0.003802%
Director	Preferred	495	0.000072%
Rev. Fr. Bienvenido F. Nebres, S.J.	Common	2	0.000001%
Director	Preferred	-	-
Corazon S. dela Paz	Common	12,543,130[2]	7.420371%
Director	Preferred	-	-

[1] includes 17,467 shares of common stock of the Company owned by Hydee Management and Resource Corporation the voting right of which is exercised by Helen Y. Dee as Chairman and President of said corporation.

[2] includes 12,543,129 shares of Social Security System the voting right of which is exercised by Corazon S. dela Paz as President and CEO of said corporation.

Albert F. del Rosario Director	Common Preferred	8,224 1,560	0.004865% 0.000226%
Pedro E. Roxas Director	Common Preferred	1 360	0.000001% 0.000052%
Taketo Suzuki Director	Common Preferred	1,501 -	0.000888% -
Mitsuhiro Takase Director	Common Preferred	1 -	0.000001% -
Ricardo R. Zarate Director Executive Vice President	Common Preferred	7,933 -	0.004693% -
Antonio R. Samson Executive Vice President	Common Preferred	7,950 -	0.004703% -
Ma. Lourdes C. Rausa-Chan Senior Vice President, General Counsel and Corporate Secretary	Common Preferred	1,070 350	0.000633% 0.000051%
Anabelle L. Chua Senior Vice President and Treasurer	Common Preferred	1,520 -	0.000899% -
George N. Lim Senior Vice President	Common Preferred	1,700 360	0.001006% 0.000052%
Claro Carmelo P. Ramirez Senior Vice President	Common Preferred	1,500 -	0.000887% -
Victorico P. Vargas Senior Vice President	Common Preferred	1,500 180	0.000887% 0.000026%
Rosalie R. Montenegro Senior Vice President	Common Preferred	1,500 -	0.000887% -
Ariel A. Roda Senior Vice President	Common Preferred	1,500 -	0.000887% -
Alfredo S. Panlilio Senior Vice President	Common Preferred	- -	- -

Jun R. Florencio First Vice President and Auditor General	Common Preferred	4,624 530	0.002735% 0.000077%

Except for the shareholdings reported above, the Company has not received from any of the incumbent directors or the Chief Executive Officer or any of the key officers of the Company as at the Record Date any statement of ownership, whether of record or beneficially, of more than 10% of the Company's outstanding shares of common stock.

The aggregate number of shares of common and preferred stock owned of record by all key officers and incumbent directors as a group as at the Record Date were 12,673,872 and 8,435 shares, respectively, or approximately 7.497716% and 0.001224% of the Company's outstanding shares of common and preferred stock.

Changes in Control

Management is not aware of any existing arrangement which may result in a change in control of the Company.

Directors and Executive Officers

Background Information

The following are the names, ages, positions, periods of service, of all incumbent directors, key officers and other executive officers of the Company and all persons nominated or chosen to become such:

Name	Age	Position	Period during which individual has served as such
Antonio O. Cojuangco	50	Director Chairman of the Board	April 21, 1982 to present November 24, 1998 to present
Manuel V. Pangilinan	55	Director President & Chief Executive Officer	November 24, 1998 to present
Helen Y. Dee	57	Director	June 18, 1986 to present
Ray C. Espinosa	45	Director	November 24, 1998 to present

Napoleon L. Nazareno	52	Director	November 24, 1998 to present
Rev. Fr. Bienvenido F. Nebres, S.J.	62	Director	November 24, 1998 to present
Corazon S. de la Paz	61	Director	September 25, 2001 to present
Albert F. del Rosario	62	Director	November 24, 1998 to present
Pedro E. Roxas	46	Director	March 1, 2001 to present
Taketo Suzuki	57	Director	March 24, 2000 to present
Mitsuhiro Takase	54	Director	March 24, 2000 to present
Ricardo R. Zarate	60	Director and Executive Vice President	March 1, 2001 to present June 1, 1987 to present
Antonio R. Samson	56	Executive Vice President	April 27, 1999 to present
Ma. Lourdes C. Rausa-Chan	48	Senior Vice President, General Counsel and Corporate Secretary	January 5, 1999 to present November 24, 1998 to present
Anabelle L. Chua	41	Senior Vice President and Treasurer	February 26, 2002 to present February 1, 1999 to present
George N. Lim	49	Senior Vice President	February 26, 1999 to present
Claro Carmelo P. Ramirez	41	Senior Vice President	July 1, 1999 to present
Victorico P. Vargas	50	Senior Vice President	February 15, 2000 to present
Rosalie R. Montenegro	52	Senior Vice President	July 10, 2000 to present
Ariel A. Roda	39	Senior Vice President	August 10, 2000 to present
Alfredo S. Panlilio	39	Senior Vice President	May 8, 2001 to present
Jun R. Florencio	46	First Vice President and Auditor General	March 28, 2000 to present
Ramon S. Santiago	64	First Vice President	June 1, 1987 to present
Ignatius F. Yenko	49	First Vice President	February 1, 1999 to present
Eriberto V. Melliza	61	First Vice President	May 25, 1999 to present
Nemecio P. Mina	52	First Vice President	July 27, 1999 to present
Ramon B. Rivera, Jr.	52	First Vice President	September 27, 1999 to present
Eriberto B. Gesalta	52	First Vice President	September 27, 1999 to present
Godofredo D. Asunto	53	First Vice President	May 1, 2000 to present
Eugenio F. Garcia	49	First Vice President	October 1, 2000 to present
Emiliano R. Tanchico	46	First Vice President	May 8, 2001 to present
Mario C. Paguio	46	First Vice President	May 8, 2001 to present
Ricardo M. Sison	40	First Vice President	February 26, 2002 to present

Florentino D. Mabasa, Jr.	43	Vice President and Assistant Corporate Secretary	August 2, 1999 to present
Jesus C. Huidem	58	Vice President	August 1, 1995 to present
Erlinda S. Kabigting	59	Vice President	August 1, 1995 to present
Wilfredo A. Gaudia	57	Vice President	September 1, 1997 to present
Lourdes M. Salgado	53	Vice President	September 1, 1997 to present
Rodolfo R. Santos	61	Vice President	September 1, 1997 to present
Reynaldo V. Puzon	49	Vice President	January 1, 1998 to present
Raymond S. Relucio	44	Vice President	January 1, 1998 to present
Ricardo B. Tan, Jr.	37	Vice President	January 1, 1998 to present
Miguela F. Villanueva	50	Vice President	February 26, 1999 to present
Alfredo B. Carrera	47	Vice President	April 27, 1999 to present
Jesus C. Pasicolan	53	Vice President	July 27, 1999 to present
Mario C. Encarnacion	47	Vice President	January 25, 2000 to present
Ma. Luz Natividad A. Lim	45	Vice President	January 25, 2000 to present
Emmanuel P. Dizon	40	Vice President	August 10, 2000 to present
Ramon Alger P. Obias	49	Vice President	August 10, 2000 to present
Celso T. Dimarucut	40	Vice President	August 16, 2000 to present
Joaquin L. San Agustin	36	Vice President	September 16, 2000 to present
Jesus M. Tañedo	51	Vice President	January 1, 2001 to present
Teodoro L. Espiritu	53	Vice President	February 26, 2002 to present
Leo I. Posadas	35	Vice President	February 26, 2002 to present
Nerissa S. Ramos	38	Vice President	February 26, 2002 to present
Ricardo S. Rodriguez	43	Vice President	February 26, 2002 to present

Each director holds office until the annual meeting of stockholders held next after his election and until his successor shall have been elected and qualified, except in case of death, resignation, disqualification or removal from office.

The following is a brief description of the business experience during the past 5 years of each of the directors and executive officers of the Company as at the Record Date.

The Chairman of the Board, Mr. Antonio O. Cojuangco, served as President and Chief Executive Officer of the Company for over 12 years until November 1998 when he assumed the chairmanship of the Board. He holds the chairmanship of the Bank of Commerce, FCB Manila and CAP Life Insurance Corporation. He also holds directorships in the companies listed on page 15 of this Proxy Statement.

The President and Chief Executive Officer, Mr. Manuel V. Pangilinan, founded and was the Managing Director of First Pacific Company Limited prior to his appointment as its Executive Chairman in February 1999. He is the Chairman of Metro Pacific Corporation, Fort Bonifacio Development Corporation, Smart Communications Inc. ("SMART"), Mabuhay Philippines Satellite Corporation, Infocom Technologies, Inc., ePLDT, Inc., and First Pacific Davies Holdings, Inc. and President Commissioner of P.T. Indofood Sukses Makmur. He holds directorships in the companies listed on page 15 of this Proxy Statement.

Ms. Helen Y. Dee is the Chairman and President and/or Chief Executive Officer of Hydee Management & Resource Corporation, Tameena Resources, Inc. and House of Investments, Inc. and the Chairman of Landev Corporation and Manila Memorial Park Cemetery, Inc. She is also the President and/or Chief Executive Officer of Moira Management Inc,, Equitas Insurance Brokers Inc and HI-Daiei Trading Co., Inc. She is Vice Chairman of Zurich Insurance (Taipei Ltd.). She holds directorships in the companies listed on page 16 of this Proxy Statement.

Rev. Fr. Bienvenido F. Nebres, S.J. is the President of the Ateneo de Manila University and a member of the board of trustees of several other private educational institutions listed on page 16 of this Proxy Statement. He is Chairman of the Center for Leadership and Change, Inc., a leadership training institution and LEAD, Inc. which works with farmers.

Atty. Ray C. Espinosa is a Managing Director of ePLDT, Inc. and a member of the board and/or Corporate Secretary of several companies listed on page 16 of this Proxy Statement. Until June 30, 2000, he was a partner and member of the Executive Committee of the law firm Sycip Salazar Hernandez & Gatmaitan.

Ms. Corazon S. dela Paz is the President and Chief Executive Officer of Social Security System, positions she assumed in August 2001. She holds directorships in the companies listed on page 16 of this Proxy Statement. She was the Chairman and a Senior Partner of Joaquin Cunanan & Company (PricewaterhouseCoopers-Philippines) until June 30, 2001.

Mr. Napoleon L. Nazareno is the President and Chief Executive Officer of SMART, and the Chairman, President and Chief Executive Officer of Pilipino Telephone Corporation. He is the Chairman of the Board of I-CONTACTS Corporation and the President of ACes Philippines Cellular Satellite Corporation.

He holds directorships in the companies listed on page 16 of this Proxy Statement. From August 1, 1995 until December 1999, he was the President and Chief Executive Officer of Metro Pacific Corporation.

Mr. Albert F. del Rosario is currently the Philippine Ambassador Plenipotentiary and Extraordinary to the United States of America. He is the Chairman of Gotuaco del Rosario and Associates, Inc., Philippine Indocoil Corporation and Salim Philippines, Inc. and the President of ADR Holdings, Inc., ARS Reinsurance Brokers, Inc., and Pacific Plaza Towers Management Services, Inc. He holds directorships in the companies listed on page 16 of this Proxy Statement.

Mr. Pedro E. Roxas is the Chairman and Chief Executive Officer of Central Azucarera Don Pedro and Central Azucarera Dela Carlotta. He is the President of Roxaco Land Corporation and the Executive Vice President and Treasurer of Roxas and Company, Inc.. He is also the Chairman of Batangas Assets Corporation, Club Punta Fuego and Phoenix Sugar Corporation. He holds directorships in the companies listed on page 16 of this Proxy Statement.

Mr. Taketo Suzuki is Chief Operating Advisor of the Company and a Board Advisor of NTT World Telecommunications. He was the Vice Chairman of the Board of Directors and served as Senior Technical Advisor of SMART from 1995 to March 2000.

Mr. Mitsuhiro Takase is the Senior Vice President-General Affairs Department and the Legal and Internal Audit Department of NTT Communications Corporation. He has also been a member of the Board of Directors of NTT Communications Corporation since June 16, 2001. From 1996 to 1998, he was the Vice President – Strategic Planning and International Cooperation Department of the Global Business Headquarters of Nippon Telegraph and Telephone Corporation, in charge of strategic planning and general personnel matters for international/overseas business.

Mr. Ricardo R. Zarate has over 33 years of work experience in the Company and held various positions in finance, administration and operations prior to his appointment as an Executive Vice President in June 1987. He holds directorships in the companies listed on page 17 of this Proxy Statement. From 1996 to 2000, he was the head of Network Services Group, in charge of operations and maintenance, regional business and technical and operations support. In 2001, he was appointed as Head of PLDT Fixed Line Business.

Ms. Ma. Lourdes C. Rausa-Chan was the Group Vice President for Legal Affairs of Metro Pacific Corporation prior to her election as General Counsel and Corporate Secretary of the Company in November 1998. She also served as director and/or Corporate Secretary of certain subsidiaries of Metro Pacific Corporation. From March 2000 to March 2001, she was a director of the Company. Ms. Rausa-

Chan also serves as Corporate Secretary of certain subsidiaries of the Company. She holds directorships in the companies listed on page 17 of this Proxy Statement.

Ms. Anabelle L. Chua, was a Vice President at Citibank, N.A. where she worked for 10 years prior to her appointment as a First Vice President of the Company in March 1998 and concurrently as Treasurer in February 1999 and then as a Senior Vice President in February, 2002. She has over 15 years of work experience in the areas of corporate finance, treasury, financial control and credit risk management. She is a director of Smart, ePLDT, Inc., Filcredit Finance and Capital Development Corporation and a member of the Board of Trustees of the PLDT Beneficial Trust Fund.

Ms. Rosalie R. Montenegro served as Consumer Banking Head of ABN-AMRO Savings Bank prior to her appointment as a Senior Vice President of the Company in 2000. From 1997 to 1999 she was the Vice President for Remote Banking of ABN-AMRO Consumer Bank Regional Office in Singapore and was responsible for setting regional strategy for remote distribution integrated with traditional distribution channels for ABN-AMRO in Asia-Pacific. From 1996 to 1997, she was the Vice President for Customer Service at the holding company level for telecoms/information, media and entertainment of Bayan Telecommunications Corporation. Ms. Montenegro is also a director and the President of Vocativ Systems, Inc. and Parlance Systems, Inc.

Mr. Claro Carmelo P. Ramirez has over 20 years of work experience in the field of marketing. He worked as Associate Director for Colgate Palmolive Company, Global Business Development in New York, and as Marketing Director for Colgate Palmolive Argentina, S.A.I.C. Prior to his appointment as a Senior Vice President of the Company in July 1999, he was the Marketing Director of Colgate Palmolive Philippines, Inc. Mr. Ramirez is the Chairman of Contact World, Inc. and Sidera Technologies, Inc. and a director of SMART and Subic Telecommunications Company, Inc.

Mr. Victorico P. Vargas has over 20 years of work experience in the field of human resource management. Prior to his appointment as a Senior Vice President of the Company in February 2000, he was concurrently the Human Resources Head of Citibank N.A., Philippines, and Country Human Resources Officer of Citibank, N.A., Bangkok.

Mr. Ariel A. Roda has over 15 years of work experience in the field of information technology. He held various positions in Manila Electric Company and was Senior Manager, Head-Information Technology prior to his appointment as a First Vice President of the Company in April 1999 and then as a Senior Vice President in August 2000. He is a Managing Director of ePLDT, Inc. and the President of mySecure Sign, Inc. He is a director of BayanTrade Dotcom, Inc., Mindstream, Inc., PLDT Clark Telecom, Inc. and Infocom Technologies, Inc.

Mr. Ignatius F. Yenko acted as financial consultant to Primetown Property Group, Inc. prior to his appointment as a First Vice President of the Company in February 1999. He was the Chief Finance Officer/Controller of Pilipino Telephone Corporation until February 1997. He is the Chairman of PLDT Clark Telecom, Inc. and Subic Telecommunications Company, Inc., the Chairman and Chief Executive Officer of Filcredit Finance and Capital Development Corporation, the Chairman and President of Telesat, Inc. and the Vice Chairman of Infocom Technologies, Inc. and Mabuhay Philippines Satellite Corporation.

Mr. Alfredo S. Panlilio has over 15 years of work experience in the field of business development and information technology. He held management positions at IBM Philippines, Inc. Prior to his appointment as a First Vice President of the Company in July 1999 and then as a Senior Vice President in May 2001, he was the Vice President for Business Development of the Lopez Communications Group (ABS-CBN Broadcasting, Bayan Telecommunications Corporation and Sky Cable). He is a director of Acasia Communications Sdn. Bhd., Subic Telecommunications Company, Inc., PLDT Clark Telecom, Inc., Telesat, Inc. and Mindstream, Inc..

Mr. Godofredo D. Asunto has more than 20 years of work experience in retail banking and consumer finance. He was a Senior Consultant of Citibank Asia Pacific Banking Institute, Philippines, where he worked for 8 years, prior to his appointment as a First Vice President of the Company.

Mr. Eugenio F. Garcia held the position of Vice President, Information Technology of Metro Drug, Inc. for 3 years until his appointment as Sector Head of Information Systems of the Company in September 2000. Prior to that, he held the positions of Assistant Vice President-Data Center and Vice President–Data Center of Citibank N.A. from 1987 to mid 1997.

Mr. Ricardo M. Sison was a Senior Vice President of Monte de Piedad Savings Bank before joining the Company in October 1997.

Mr. Jun R. Florencio held various positions in the Finance Department of Eastern Telecommunications, Inc. and was the Financial Controller of SMART prior to his appointment as a Vice President of the Company in April 1999 and then as a First Vice President in March 2000.

Atty. Florentino D. Mabasa, Jr. held the position of Vice President, Legal Department/Asset Recovery Management Services of Export and Industry Bank for 3 years until his appointment as a Vice President of the Company in August 1999. Prior to that, he was the Vice President and Chief Legal Counsel of First Philippine International Bank.

Mr. Celso T. Dimarucut was the Vice President and Controller of Pilipino Telephone Corporation prior to his appointment as Sector Head of Financial Reporting and Control of the Company in August 2000. He also served as Group Financial Controller for Domestic Subsidiary of Metropolitan Bank and Trust Company. He worked for almost 10 years with Arthur Andersen, of which two and a half years were spent in the Jakarta-based member firm, Prasetio, Utomo and Co. and 7 years with the Manila-based member firm Sycip, Gorres, Velayo and Co.

Mr. Joaquin L. San Agustin was a Vice President at Pilipino Telephone Corporation until his appointment as a Vice President of the Company in September 2000. Prior to that, he was a Vice President of Citibank N. A. . He also served as Marketing Director of Metrolab Inc. and a Manager of Colgate Palmolive Philippines, Inc..

Mr. Jesus M. Tañedo held the position of Executive Vice President of Philippine Export & Loan Guarantee Corporation for 16 years prior to his appointment as a Vice President of the Company in January 2001. He is concurrently the President of PLDT Clark Telecom, Inc. and Subic Telecommunications Company, Inc.

Mr. Leo I. Posadas held the position of Treasury Manager of Total Petroleum Philippines from 2000 to 2001 prior to his appointment as an Assistant Vice President in September 2000 and then as a Vice President of the Company in February 2002. He also served as Manager for Foreign Exchange Management of San Miguel Corporation.

All the other executive officers have been employed by the Company for the past 5 years and have held the positions indicated opposite their respective names or other positions earlier.

The following is a list of other reporting companies in which the Company's incumbent directors and other nominees for election as directors hold directorships:

Name of Director	Other Reporting Companies	
Antonio O. Cojuangco	Ballet Philippines C & O Investment Realty Corporation Kuok Phil. Properties, Inc.	National Museum Philippine Telecommunications Investment Corporation
Manuel V. Pangilinan	Ateneo de Manila University Corporation Bonifacio Land Corporation Enterprise Investments Holdings, Inc. First Pacific Davies (Philippines), Inc. First Pacific Davies Property Management, Inc. First Pacific Land (Philippines), Inc. Metro Asia Link Holdings, Inc. Metro Pacific Assets Holdings, Inc.	Metro Pacific Holdings, Inc. Metro Pacific Resources, Inc. Negros Navigation Co., Inc. Philippine Investments Holdings, Inc. Philippine Telecommunications Investment Corporation Six Harmonies Holdings, Inc. Table Bay Resources Corporation

Helen Y. Dee	Chailease Finance Corporation Equitas Insurance Brokers, Inc. KK Converter, Inc.	Moira Management, Inc. EEI Corporation
Ray C. Espinosa	BayanTrade Dotcom, Inc. Contact World, Inc. Discovery Cable, Inc. ePLDT, Inc. EURO RSCG Philippines, Inc. EYP.PH Corporation Filcredit Finance and Capital Development Corporation Intelligent Network Plus, Inc. Isla Cable TV Network Services, Inc. HM Cable Network, Inc. Home Web, Inc. Mediaquest Holdings, Inc. Mindstream, Inc.	MySecure Sign, Inc. Nation Broadcasting Corporation Netopia Computer Technologies, Inc. Parlance Systems, Inc. Philippine Home Cable Holdings, Inc. Satellite Cable TV, Inc. Sidera Technologies, Inc. Star Performance, Inc. Stradcom International Holdings, Inc. Suburban Cable Network, Inc. Tarlac Cable Television Network, Inc. Unilink Communications Corporation Vocativ Systems, Inc.
Napoleon L. Nazareno	Aces Philippines Cellular Satellite Corporation Bonifacio Land Corporation EYP.PH Corporation FPD Savills Philippines, Inc. Fort Bonifacio Development Corporation Mabuhay Philippines Satellite Corporation Metro Pacific Corporation	Metro Pacific Holdings, Inc. Metro Pacific Management Services, Inc. Negros Navigation Company Philippine Telecommunications Investment Corporation Smart Communications, Inc. Tech Pacific
Rev. Fr. Bienvenido F. Nebres, S. J.	Asian Institute of Management Assumption College Ateneo de Manila University Ateneo de Davao University	Ateneo de Naga University Sacred Heart School – Jesuits Stonyhurst School Xavier University
Corazon S. dela Paz	San Miguel Corporation Ionics Equitable-PCI Bank	Philex Mining Corporation Republic Glass Holdings
Albert F. del Rosario	ADR Holdings, Inc. ARS Reinsurance Brokers, Inc. Asia Traders Insurance Corporation Free Rural Eye Clinic Foundation Gotuaco del Rosario & Associates, Inc. Infrontier (Philippines), Inc. LR Phil. Realty Corporation	Metro Strategic Infrastructure Holdings, Inc. Pacific Plaza Condominium Corporation Pacific Plaza Towers Condominium Corporation Philippine Cancer Society Philippine Telecommunications Investment Corporation
Pedro E. Roxas	Roxas and Company, Inc. Roxaco Land Corporation Philippine Sugar Millers Association Banco Santander Philippines, Inc. Philippine-Spanish Business Council Roxas-Gargollo Foundation	Fundacion Santiago Hospital Español de Santiago Habitat for Humanity Philippine Business for the Environment Children's Hour

Ricardo R. Zarate	Mediaquest Holdings, Inc. Unilink Communications Corp	PLDT Clark Telecom, Inc. Smart Communications, Inc.
Ma. Lourdes C. Rausa-Chan	ACeS Philippines Cellular Satellite Corporation Filcredit Finance and Capital Development Corporation First Pacific Realty Partners Corporation	Metro Pacific Land Holdings, Inc. Smart Communications Philippine Holdings, Inc. Tahanan Mutual Building & Loan Association

At least 3 directors of the Company namely, Corazon S. dela Paz, Rev. Fr. Bienvenido F. Nebres, S. J., and Pedro E. Roxas, are independent directors who are not officers or employees of the Company or any of its subsidiaries, and do not have a relationship with the Company which would interfere with the exercise of independent judgment in carrying out the responsibility of a director.

Family Relationships

Except for Mr. Ricardo R. Zarate, a director and Executive Vice President and Mr. Rodolfo R. Santos, a Vice President of the Company, who are brothers-in-law, the Company is not aware if there are other directors and executive officers of the Company or persons who will be nominated as directors or executive officers of the Company who may have any family relationships up to the fourth civil degree either by consanguinity or affinity.

Involvement in Certain Legal Proceedings

The Company is not aware of: (a) any bankruptcy petition filed by or against any business of which a director or executive officer or person nominated to become a director or executive officer was a general partner or executive officer either at the time of the bankruptcy or within 2 years prior to that time; (b) any conviction by final judgment in a criminal proceeding, domestic or foreign, or any criminal proceeding, domestic or foreign, pending against any director or executive officer or person nominated to become a director or executive officer, except as noted below; (c) any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of any director or executive officer or person nominated to become a director or executive officer in any type of business, securities, commodities or banking activities; and (d) any finding by a domestic or foreign court of competent jurisdiction (in civil action), the Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, that any director or executive officer or person nominated to become a director or executive officer, has violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

On April 10, 2001, a group of private individuals filed a complaint with the Office of the Ombudsman against former President Joseph Ejercito Estrada and certain other individuals including Mr. Manuel V. Pangilinan. The complaint alleged that the defendants were involved in acts involving direct bribery and indirect bribery, corruption of public officials, illegal giving or offering of gifts to public officials, and/or "economic plunder". In the case of Mr. Pangilinan, the complaint alleged that a P20 million check issued by him was deposited in a bank account owned by former President Estrada.

The Office of the Ombudsman reviewed the charges against Mr. Pangilinan to determine whether there is probable cause to warrant filing and prosecution of charges before the Sandiganbayan, a special court that hears anti-graft cases. Mr. Pangilinan has filed a counter-affidavit with the Office of the Ombudsman to refute the allegations against him and believes, based on the advice of his counsel, that the complaint against him was without merit.

The investigation by the Office of the Ombudsman into the matters raised by the complaint and its prosecution of Mr. Estrada continues.

Certain Relationships and Related Transactions

Except for the Related Party Transactions stated in Note 11 to the Financial Statements contained in the Company's Annual Report for the year 2000 and Note 13 ["Transactions with Major Stockholders, Directors and Officers" – clauses (a) to (c) and "Transactions with/between Investees" – clause (b)] and Note 7 ["Purchase of SNMI"] to the Financial Statements contained in the Company's Annual Report for the year 2001, there has been no material transaction during the last 2 fiscal years, nor is there any material transaction currently proposed, to which the Company was or is to be a party in which any director or executive officer of the Company or owner of more than 5% of the Company's voting shares, any member of the immediate family of any such director or executive officer or owner of more than 5% of the Company's voting shares, had or is to have a direct or indirect material interest. In the ordinary course of business, the Company has transactions with other companies in which some of such persons may have an interest.

Compensation of Directors and Key Officers

The aggregate compensation paid to the Chief Executive Officer and key officers of the Company named below, as a group, was P146.3 million for the year ended December 31, 2000.

Name	Position
Antonio O. Cojuangco	Chairman of the Board
Manuel V. Pangilinan	President and Chief Executive Officer
Ricardo R. Zarate	Executive Vice President
Antonio R. Samson	Executive Vice President
Ma. Lourdes C. Rausa-Chan	Senior Vice President, Corporate Secretary and General Counsel
Anabelle L. Chua[1]	Senior Vice President and Treasurer
George N. Lim	Senior Vice President
Claro Carmelo P. Ramirez	Senior Vice President
Victorico P. Vargas	Senior Vice President
Rosalie R. Montenegro	Senior Vice President
Rene G. Banez[2]	Senior Vice President
Ariel A. Roda	Senior Vice President
Alfredo S. Panlilio	Senior Vice President
Jun R. Florencio	First Vice President and Auditor

The aggregate compensation paid to the Chief Executive Officer, key officers, all other executive officers and directors of the Company, as a group, was PhP277.7 million for the year ended December 31, 2000.

The aggregate compensation paid to the Chief Executive Officer and key officers of the Company, as a group, was PhP154.4 million for the year ended December 31, 2001.

The aggregate compensation paid to the Chief Executive Officer, key officers, all other executive officers and directors of the Company, as a group, was PhP282.1 million for the year ended December 31, 2001.

The estimated aggregate compensation to be paid to the Chief Executive Officer and key officers of the Company, as a group, is PhP160.2 million for year 2002. The estimated aggregate compensation to be paid to the Chief Executive Officer, key officers and all other executive officers and directors of the Company, as a group, is PhP308.6 million for year 2002.

Pursuant to the Executive Stock Option Plan established by the Company in December 1999, the Chief Executive Officer and key officers of the Company were granted options to purchase a total of 265,153 shares at the purchase price of PhP814 per share, which price was the average of the closing prices of the common shares of the Company in the Philippine Stock Exchange for 30 calendar days immediately

[1] Appointed as Senior Vice President effective February 26, 2002.

[2] Resigned effective February 1, 2001.

preceding December 10, 1999, the option grant date. The options will vest 25% per annum beginning upon the completion of the second year from the option grant date.

The total number of option shares granted to the Chief Executive Officer, key officers and all other executive officers of the Company, as a group, is 501,214.

The Company has a trusteed, non-contributory defined benefit plan (the "Plan") providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Plan are based on final salary and length of service.

Independent Auditors

The accounting firm, Joaquin Cunanan & Company/PricewaterhouseCoopers, will be recommended to the stockholders for appointment as independent auditors of the Company for the ensuing fiscal year.

The representatives of Joaquin Cunanan & Company/PricewaterhouseCoopers are expected to be present at the Annual Meeting and they will have the opportunity to make a statement if they desire to do so and such representatives are expected to be available to respond to appropriate questions.

Voting Procedures

Vote Required

Election of Directors

Only holders of shares of common stock present or represented by proxy at the meeting are entitled to vote for the election of directors.

The thirteen nominees for election as directors receiving the highest number of votes will be declared elected as directors.

Other Proposals

The vote of holders of a majority of the shares of common stock present or represented by proxy at the meeting is necessary for the approval of the audited financial statements for the period ended December

31, 2001, the appointment of independent auditors and such other matters as may properly come before the meeting unless a higher number of votes is required under the applicable law.

Manner of Voting

Voting will be by viva voce or show of hands. For the purpose of electing directors, voting will be by ballot only if demanded by a stockholder present or represented by proxy at the Annual Meeting and entitled to vote thereat. If by ballot, each ballot shall be signed by the stockholder voting or in his name by his proxy if there be such a proxy, and shall state the number of shares voted by him.

Method of Counting Votes

Counting of votes will be done by the Corporate Secretary (or her authorized representatives) with the assistance of the representatives of the independent auditors and stock transfer agent of the Company. All votes attaching to the shares of common stock owned by stockholders whose proxies were received by the Company will be cast in accordance with the instructions given or authority granted under the proxies.

The Company will provide without charge to each person solicited, on the written request of any such person, a copy of the Company's annual report on SEC Form 17-A. Such written request should be directed to the Corporate Secretary, Philippine Long Distance Telephone Company, 10th Floor, PLDT Tower 1, Ayala Avenue, Makati City, Philippines.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set out in this Proxy Statement are true, complete and correct in all material respects.

This Proxy Statement is signed in Makati City, Philippines on the 30th day of April 2002.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(SGD.) MA. LOURDES C. RAUSA-CHAN
Corporate Secretary



PLDT

ANNUAL
REPORT
2001

ACCELERATING TRANSFORMATION







COMPANY PROFILE

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups—fixed line, wireless, and information and communications technology—PLDT offers the largest and most diversified range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, cellular and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Subsidiaries /Affiliate

FIXED LINE

Clark Telecom
Subic Telecom
Piltel
Maranao Telephone
Smart-NTT Multimedia

WIRELESS

Smart
Piltel
Mabuhay Satellite
Telesat
ACeS Philippines

INFORMATION AND COMMUNICATIONS TECHNOLOGY

ePLDT and its subsidiaries and affiliates

CONTENTS

Transformation Accelerated

2001 SCORECARD

Continue to grow consolidated revenues and net profit:

ACCOMPLISHED.

2001 consolidated revenues increased 17 percent over 2000; net profit more than tripled, largely driven by the massive growth of wireless business.

Accelerate group revenue diversification:

ACCOMPLISHED.

Revenue mix continues to diversify, with wireless and data and other network services now representing 36 percent and 6.5 percent of group revenues, respectively.

Achieve wireless market leadership:

ACCOMPLISHED.

Combined GSM subscriber base of Smart and Piltel reached nearly 6 million by end 2001. Total wireless subscribers for the Group reached nearly 6.4 million. Wireless revenues improved dramatically, with ₱24.4 billion for Smart alone, and approximately ₱1.0 billion for Piltel.

Realize greater Fixed Line revenue possibilities from corporate data business, while growing Fixed Line subscriber base:

ACCOMPLISHED.

Fixed Line subscribers grew to 2.1 million in 2001, representing approximately 68 percent of nationwide Fixed Line market. Churn was reduced, excess capacity was greater utilized. Data and other network service revenues surged 61 percent to ₱4.8 billion.

Advance ePLDT as platform for future revenue growth:

ACCOMPLISHED.

In its first full year of business operations, ePLDT continues to aggressively roll out products and services. Its Internet service provider subsidiary, Infocom, realized a 40 percent revenue increase in 2001.

Reduce the PLDT Group's overall debt level:

ONGOING.

In early 2002 PLDT signed a significant US$149 million financing deal with a German institutional credit agency. Ongoing liability management initiatives were accelerated throughout 2001, including controls on capital expenditures, internal cost reductions and other activities.

Continue execution of PLDT's convergence strategy:

ONGOING.

While the acquisition of the GMA broadcast network was canceled, synergies with the broadcast and mass media institutions offer a growing variety of multimedia content and applications that are expanding revenue potentials.

Increase standards of financial transparency, accountability and corporate governance:

ACHIEVED.

PLDT was awarded the best Philippine company in terms of Investor Relations by *Asiamoney* magazine and best Philippine company in terms of Corporate Governance by the *Asset* magazine.

(Millions Of Pesos Unless Otherwise Stated)	1997	1998	1999	2000	2001	Average Annual Increase (Decrease)
Operating Revenues	₱ 40,041.9	₱ 54,457.1	₱ 55,691.8	₱ 62,903.1	₱ 73,573.0	16.4%
Fixed Line Services						
Local Exchange	10,540.6	16,977.4	16,187.9	18,977.9	21,832.5	20.0%
International Long Distance	18,186.2	16,952.6	15,064.1	13,233.0	11,453.5	(10.9%)
National Long Distance	5,927.8	8,361.7	10,218.5	10,550.2	8,388.1	9.1%
Data and Other Network Services	889.4	1,397.1	2,015.6	2,963.2	4,776.5	52.2%
Wireless Service	4,112.9	10,081.1	11,631.5	16,697.4	26,227.4	58.9%
Information and Communications Technology	70.0	111.5	195.0	238.7	468.9	60.9%
Operating Expenses						
Depreciation and Amortization	₱ 7,015.9	₱ 14,482.5	₱ 15,331.4	₱ 17,896.1	₱ 21,537.4	32.4%
Selling and Promotions	2,536.1	3,135.6	3,704.7	9,165.8	9,494.8	39.1%
Compensation and Benefits	6,962.9	8,686.3	8,167.2	8,725.2	9,001.2	6.6%
All Other	7,578.4	16,782.4	15,551.3	15,073.0	16,394.7	21.3%
	₱ 24,093.3	₱ 43,086.8	₱ 42,754.6	₱ 50,860.1	₱ 56,428.1	23.7%
Net Income	₱ 8,060.4	₱ 1,633.4	₱ 3,094.6	₱ 1,108.4	₱ 3,417.9	(19.3%)
Property, Plant and Equipment	₱ 199,197.0	₱ 256,291.4	₱ 279,804.9	₱ 341,332.0	₱ 329,368.9	13.4%
Accumulated Depreciation	25,385.6	40,754.9	53,993.7	68,934.3	72,891.9	30.2%
Net	₱ 173,811.4	₱ 215,536.5	₱ 225,811.2	₱ 272,397.7	₱ 256,477.0	10.2%
Stockholders' Equity	₱ 61,419.3	₱ 61,556.8	₱ 73,212.5	₱ 86,527.4	₱ 88,627.6	9.6%
Cash Dividends Declared Per Share of Common Stock (in Pesos)	₱ 4.00	₱ 4.80	₱ 4.80	₱ 4.80	₱ 1.20	(26.0%)
Number of PLDT Stockholders	1,391,210	1,476,003	1,592,362	1,730,453	1,955,241	8.9%
Number of Fixed Lines in Service	1,749,283	1,785,388	1,953,071	1,999,922	2,097,366	4.6%
Number of Cellular Subscribers	623,186	1,168,090	1,482,107	3,515,293	6,368,850	78.8%
Number of Employees						
PLDT	15,711	14,073	13,179	13,285	12,915	(4.8%)
PLDT Group	18,378	18,989	17,738	17,256	18,531	0.2%

CONSOLIDATED FINANCIAL PERFORMANCE HIGHLIGHTS

2001 2000



Billions of Pesos
1
2
3
4
2001
3.42
2000
1.11

NET INCOME



Billions of Pesos
10
20
30
40
50
60
70
80
2001
73.57
2000
62.90

OPERATING REVENUES



Billions of Pesos
10
20
30
40
50
2001
39.03
2000
33.25

EBITDA



Pesos
-12
-10
-8
-6
-4
-2
0
2
4
6
8
10
12
2001
11.35
2000
-0.85

EARNINGS (LOSS) PER COMMON SHARE

A Message from the CHAIRMAN OF THE BOARD


:02
:03
:04
:05
:06
:07

Dear Shareholder:

Seventy-four years ago, when the hopes and dreams of Filipino people laid towards our eventual independence, a group of businessmen came together to found a telephone company.

One must wonder today whether those businessmen had any idea that the Philippine Long Distance Telephone Company they founded would become the PLDT that it is today.

Today's PLDT is a continually evolving work-in-progress, and a leader in nearly all of its markets. It leads the dynamic cellular arena, dominates the data and network-based business, operates the only communications satellite and cable ship in the Philippines and remains, the nation's premier telephone company.

In 2001 your Company faced considerable challenges – from a difficult domestic political and economic climate at the start of 2001 to being confronted with a substantial slowdown in global business confidence by the end of the year.

Despite this environment, your Company was successful in achieving and, in certain instances, exceeding its targets. In 2001, PLDT tripled its net income, doubled its wireless subscribers, dominated the fast-growing DSL service and maintained its landline subscriber leadership, with nearly 2.1 million subscribers, representing approximately 68 percent of the total fixed line market.

Parallel to our rapid growth and continued leadership was an accelerated effort to reduce costs and institute a comprehensive liability management program to address concerns regarding PLDT's debt level.

"The Power of Convergence," our corporate tag line for three years now, is beginning to make bottom-line sense to those who were initially unclear on its vision or strategy. Perhaps the most fundamental way of explaining convergence can be made simple. Today, for both retail consumer and business markets, PLDT offers a host of communications technologies, products and services to fulfill nearly all kinds of communications needs in various platforms from the landline, to wireless, to satellite, the Internet, and even cable television.

This evolution of your Company – its paradigm shift from being reliant upon landline revenues and the drive to enter and develop new growth areas was accelerated throughout 2001. We are confident in believing that our investors, customers and the public now recognize that PLDT has swiftly transformed itself from a phone company to the largest and most diversified telecommunications conglomerate in the Philippines.

2002 will find PLDT with a new set of challenges. But with the vision and leadership of our management, dedication of our employees, and the continuing support of our Board of Directors, every challenge shall be met, overcome, and success attained as the transformation towards a stronger PLDT continues.

Antonio O. Cojuangco
Chairman of the Board

April 23, 2002

An Interview with Manuel V. Pangilinan
PRESIDENT AND CEO


:08
:00
:01
:02
:03
:04
:05

After three years of stewardship over the PLDT organization, Mr. Pangilinan reviews progress, considers 2001 accomplishments, and provides insight into management's vision and strategy for the future.

2001 was a challenging year for many companies across Southeast Asia. How well did PLDT perform?

I can honestly say that 2001 represents the first year tangible results of the vision we began to implement three years ago began to emerge. As you may know, we came into PLDT in 1998 with a singular objective: transform this Company from being predominantly a landline provider into an entity that efficiently and innovatively delivers rich and varied forms of communications technologies and solutions for all kinds of markets.

Looking at where PLDT was at the start of last year, and where we ended it, I believe we have substantially moved forward along that path, with our financial performance underscoring our success. Our consolidated net income tripled to ₱3.4 billion in 2001 from ₱1.1 billion in 2000. Consolidated revenues reached ₱73.6 billion, 17 percent higher than 2000's ₱62.9 billion. We also realized in 2001 a net operating income of ₱17.1 billion, an increase of 42 percent over 2000. 2001 saw a much improved share performance with earnings per common share of ₱11.35, as against a loss of ₱0.85 per common share in 2000.

What were PLDT's main 2001 growth drivers?

Our dramatic bottom line improvement in 2001 was mainly driven by our strategic acquisition of Smart. The wireless subsidiary outperformed the industry and recorded a significant turnaround from a net loss of ₱406 million in 2000 to a net income of ₱3.9 billion in 2001.

The synergy between Smart and Piltel's Talk 'N Text brand also contributed to the growth of Smart. Together, the Smart and Talk 'N Text tandem more than doubled their combined GSM subscriber base to almost 6 million, capturing a 57 percent share of the total GSM market.

PLDT's approximately 68 percent market share in the fixed line business with nearly 2.1 million subscribers remained a key strength of the Group and provided strong and stable cash flows for PLDT as evidenced by our consolidated EBITDA which rose by 17 percent to ₱39 billion from ₱33.3 billion in 2000 while EBITDA margins remained strong at 53 percent.

Doesn't the exponential growth of PLDT's wireless business come at the cost of growing its fixed line business?

It's best to answer this in a more fundamental manner: had PLDT continued to restrict itself to remaining a landline services provider, our growth today would not be as dramatic. It has been our very clear strategy that PLDT evolve into an entity that realizes a healthy mix of revenues from different sources. Given our performance in 2001, the strategy is proving to be correct.

Also, the communications market for a developing country such as the Philippines demands that we offer a wide variety of communications products and services. Our wireless business is presently addressing and meeting consumer needs. As the market continues to move and shift, we are prepared and committed to deliver the market's communication needs in whatever platform, be it via fixed line, wireless, cable or the Internet. In the end, what is important is that the individual PLDT business groups maximize their potentials, leverage the Company's strengths and resources, and significantly contribute to the whole.

Given wireless' strong performance doesn't a minority sale in Smart mean you are sacrificing one of PLDT's growth drivers?

Smart has performed well beyond our own projections. Smart's growth and now, profitability, ensure that its own valuation has increased, meaning that we may actually sell a smaller stake in the company than initially announced. We certainly do recognize the current and potential value of the Smart's business.

We will definitely weigh the sale of Smart against the impact it will have on the strengthening of our overall financial position. Moreover, Smart is now in a position where it generates sufficient funds to invest in its own capital growth and at the same time provide significant cash for the Group.

Do you see Smart's success in 2001 continuing in 2002?

Absolutely. Smart is a dynamic, forward thinking organization that has been able to grow its market share in a manner that is truly unprecedented in the Philippine wireless market or maybe even in the world.

Smart is also the market leader when it comes to value-added services. For example, Smart's mobile banking service, Smart Money, received the "Most Innovative Service Award" at the 3rd GSM Congress held in Cannes, France last year.

The bottom line is that our wireless business is now built on a very firm foundation to remain the market leader for some time to come.

Fixed Line does and will continue to provide us with a very healthy, very significant and stable revenue source for the benefit of high growth areas, such as wireless and data. With nearly 2.1 million lines in service, PLDT holds onto the Philippines' largest landline subscriber base which creates a huge potential for growth moving forward. Part of our strategy is to leverage our fixed line infrastructure to lead the fast-growing data business.

It is encouraging to note that while still in its pioneering stage, demand for data and packet-based services which are supported by our fixed line infrastructure experienced a 61 percent jump in revenues and now account for over 7 percent of PLDT's consolidated revenues.

There are also opportunities to grow incremental Fixed Line subscriber revenues through increased value-added services. We are the market leader in developing and providing these services. In 2001 alone, PLDT was possibly the first company in the world to offer landline to cellphone texting.

Furthermore, we launched premium phone services and tied up with popular game shows like "*Who Wants To Be A Millionaire*" and "*The Weakest Link*", and developed our own "hotlines" to famous stars, popular artists, love counselors and the like that

"...had PLDT continued to restrict itself to remaining a landline services provider, our growth today would not be as dramatic."

has started to generate new revenue streams for the Fixed Line business.

Significant capital expenditure was required for Smart to build out its network, and to upgrade the Fixed Line network. Will PLDT need to continue a similar level of capital outlay?

Smart's capex has peaked in the last 2 years. Therefore, I don't foresee capex hitting the same levels in the near future. Furthermore, Smart is performing strongly enough so that its capex requirements can substantially be addressed through self-generated funds.

On the Fixed Line side. capex has already been declining, and will continue to do so. From a high of ₱23.7 billion in 1997 representing 67 percent of revenues, our capex has gone down to ₱9.7 billion in 2001 representing 20 percent of revenues. We foresee Fixed Line capex to continue its downtrend in 2002 to about ₱8.4 billion, which we believe is sufficient to upgrade key aspects of our Fixed Line network, and to provide enough cash to fund high growth areas such as data.

How well did the Fixed Line business perform in 2001?

As in most telecommunications companies worldwide, the Fixed Line business is a mature business, and we don't expect a dramatic growth in subscribers comparable to that we see in our wireless business. On an operating revenue level, Fixed Line realized a modest growth of 2 percent to ₱46.9 billion over 2000. However, EBITDA levels remained steady at ₱27.6 billion while EBITDA margins remained high at 59 percent.

Some have commented that the cancellation of PLDT's plans to acquire the GMA Broadcast network last year was a blow for your convergence strategy. Do you share that belief?

Not at all. We believe that there are various levels of convergence and those who consider how PLDT has transformed itself over the past three years will see that we have started to gain significant headway in delivering a level of convergence in and among our fixed line, wireless, Internet, satellite and even cable TV platforms.

From a Group perspective, we have started to experience competitive advantages that converged platforms offer.

For example, our nationwide Fixed Line network is the backbone for our data business, and also provides the critical infrastructure on which our wireless business has achieved rapid growth. Our Internet company, Infocom, today provides the back-end infrastructure to deliver cable internet services through our cable TV company, Home Cable, while ePLDT's call center business makes use of PLDT's domestic fiber optic network to handle millions of minutes of international calls yearly. Soon, two-way texting (SMS) will be available between PLDT phones and Smart or Talk 'N Text cellphones as a host of wireless, multimedia and network services and applications, are consistently being developed and offered to the public at a rate no other telecommunications company in the Philippines can match.

We continue to develop our convergence strategy with the media and broadcast industry through strategic partnerships and tie-ups. Presently, the PLDT Fixed Line group, Smart and Talk 'N Text have various alliances with numerous media and broadcasting companies such as ABS-CBN, GMA Network, Studio 23 and other cable channels. These tie-ups have increased interactivity between the PLDT Group and the broadcast industry. Though pioneering in nature, it is yet another level of convergence that is starting to develop and evolve.

Obviously, continued focus in addressing PLDT's debt will remain a key priority for management in 2002. Can you give more detail of the Company's debt reduction program?

That's correct, and management has applied a razor sharp focus in addressing our debt issues.

We believe that a combination of internally generated cash – from Fixed Line, from the dividends that Smart will pay and, from a minority sale of Smart – coupled with key external financing efforts are the main components of our debt reduction plan. In early 2002, we secured an important financing facility with a German institutional lender, Kreditanstalt fur Wiederaufbau (KfW), for US$149 million.

The other key components of our debt reduction program include accelerating the reduction of cash operating expenses, and reducing group capital expenditures, as I mentioned previously.

It is also important to note that we regard our debt reduction efforts as a short-term concern for the Group. Fundamentally, PLDT possesses a very strong fiscal foundation, and I am confident that over the course of 2002, we will be coming to the market with a number of additional announcements that will settle any remaining concerns about our ability to handle our debt obligations.

Moreover, management remains very focused upon the Company's medium- and long-term strategic business goals. We are seeing encouraging signs of heightened economic and political stability in the Philippines. Add an improving global business environment, all this sets the stage for PLDT to expand its market reach for all of its businesses.

What are some of the milestones that PLDT has set for itself in 2002?

Across nearly all of our business sectors, we believe that the PLDT Group is well positioned for continued growth and market expansion. In a couple of those sectors, namely wireless and data, we expect continued and robust growth.

On an operational level, we expect to continue making progress in transforming the PLDT Group into a leaner, more efficient organization. In the parent company alone, PLDT's operating efficiency has improved as demonstrated by the number of fixed lines in service per PLDT employee, which increased from 144 in 2000 to 161 in 2001.

We've invested a considerable amount of resources in training and retraining our people. You know, there are nearly 20,000 employees throughout the fifteen individual business units of the PLDT Group. It's a tremendous undertaking, to forge a new culture for our management and employees, but we believe that the hallmarks of this change are emerging. We're building a culture that is strongly performance-based, rewards hard work and creative thinking, and, in turn, we believe will create a company of individual entrepreneurs.

PLDT is seen by many as not just a private telecommunications company, but as a national institution. What does the transformation of PLDT mean for the Philippines as a whole?

For many audiences, PLDT represents the standard by which Philippine economic progress is judged. For example, we are the only major Philippine company traded on the New York Stock Exchange. For many international investors, PLDT is the premier vehicle by which they invest in the Philippines.

We are a company that in many ways is often considered a national utility, even though we are very much a private, professionally managed and transparent organization. Yet we do believe we have a national responsibility to the Philippines. Whether our country is prospering or experiencing crisis, we must ensure that access to communications remain open.

PLDT has an unwritten mandate to the country and the Filipino people. The more important role communication plays in the lives of each Filipino, the more concrete that mandate to deliver becomes.

Our vision of transforming PLDT and our national mandate to deliver is actually the same: provide our promising and developing nation with world-class communications technologies, products and services to allow it to keep in touch with the world anytime, anywhere.

"...management has applied a razor sharp focus in addressing our debt issues."


FIXED LINE
STRONG PLATFORM FOR
VOICE INTERACTIVITY & CONNECTIVITY
Movie Ticket

Throughout 2001 PLDT's core fixed line business maintained its leading market position, experienced continuing growth and began to leverage its nationwide infrastructure towards the development of new, high growth areas.

Following a restructuring of the PLDT Fixed Line Organization in 2000, the fixed line group was organized into five operating units; each focused on a distinct customer and geographic market:

- Greater Metro Manila Retail Business Group – Focused on retail consumers in the Metropolitan Manila area (comprising a population of more than 12 million)
- Corporate Business Group – Focused on corporate clients nationwide
- Regional Business Group – Focused on consumers in all regions outside Metropolitan Manila
- International Business – Focused on business opportunities around the world
- Inter-Carrier Business – Focused on business opportunities among local and international telecommunications companies

This consumer and geographic market business strategy now allows PLDT Fixed Line to constantly monitor, further improve, and immediately respond to customer demands not only in terms of services, but also products and business solutions. With its new customer-driven approach, and despite the challenges that face fixed line telecommunications businesses worldwide, throughout 2001 PLDT Fixed Line maintained its leadership in the landline business, and now possesses approximately 68 percent of the nationwide market with approximately 2.1 million subscribers.

This and other strategic initiatives allowed PLDT's core fixed line business to exhibit moderate yet stable growth. Revenues grew to ₱46.9 billion while EBITDA levels were maintained at ₱27.6 billion with EBITDA margins remaining high at 59 percent.

KEY SUCCESS FACTORS FOR 2001

Subscriber Stability

A key objective for PLDT Fixed Line in 2001 was to maintain stability amidst a volatile and competitive arena. This objective was achieved as PLDT not only stabilized its nationwide subscriber base, but even generated a modest growth of 97,444 incremental subscribers or about 5 percent over 2000.

The growth in subscribers was primarily due to market acceptance of a new "prepaid" variant popularly known as "Teletipid." "Teletipid" provides an alternative for potential price-sensitive post-paid customers and is now on its way towards becoming the "landline of choice" by the mass-based segment of the market. "Teletipid" also enabled Fixed Line to further utilize excess network capacity.

The net incremental addition to the subscriber base, stable toll traffic, currency exchange rate adjustments and competitive pricing helped local exchange revenues increased by 15 percent to ₱21.8 billion in 2001.

Stabilized and Simplified Tariff Structures

Aside from growing its subscriber base, PLDT Fixed Line simplified its tariff structure for international long distance (ILD) and national long distance (NLD) calls by offering flat rates for both services. In early 2001 the Company pegged both peak and non-peak international direct dialing rates to a flat US$0.40 per minute applicable to any destination any time or day of the week.

Though ILD call volumes increased by more than 18 percent to approximately 2.5 billion minutes, overall revenues decreased by 13.4

percent to ₱11.5 billion primarily due to the lowered rates. During 2002 increased focus will be given towards deriving more incoming minutes terminating on PLDT's network to further strengthen the ILD revenue base.

In late 2001, a rebalancing of national long distance call rates was also implemented, with the Company establishing a flat rate of ₱4.50 per minute for any call nationwide. This is expected to help stabilize the decline in revenue and call volumes. For 2001, NLD revenues declined by 20.5 percent to ₱8.4 billion while call volumes decreased by 15.3 percent primarily due to the popularity of texting and the overwhelming growth of cellular as a means of voice communication.

Innovative Products and Programs

During the course of 2001, various products were introduced into the market, offering customers a host of new applications for landline telephones.

- Building on the strong interest in text messaging, PLDT was one of the first telecommunications companies in the world to introduce landline texting through TXT 135, which allowed a landline subscriber to conduct one-way texting to both Smart and Piltel subscribers. In less than a year, TXT 135 activated nearly 1 million subscribers.

- PLDT developed Premium Phone Services (1-908) that concentrated on tie-ups with television game shows such as the Philippine version of "*Who Wants To be A Millionaire*," "*The Weakest Link*" and "*Game Ka Na Ba*". These interactive services, which also allowed a subscriber access to their favorite television or film personality as well as romance and astrology forecasts, proved to be extremely popular.

- The launching of the "Budget card" that allows international calls at significantly reduced rates made within a 24-hour period and

Looking at Fixed Line's Future

An Interview with Fixed Line Executive Vice President Ricardo Zarate

Does the new focus on providing corporate data and network services mean that PLDT will downplay its traditional role as a landline provider?

Absolutely not. What the PLDT Fixed Line organization is doing, through new business units is realizing the untapped potential of our massive landline infrastructure by focusing upon the needs of individual customer groups. There are tremendous opportunities in the marketplace to offer greater connectivity for businesses throughout the country. At the same time, we never neglect our traditional business, as the Philippines' largest landline telephone company.

What is the impact of growing the data and network business upon Fixed Line's former role as a pure landline provider?

It's a natural progression that throughout the Fixed Line organization, each business unit recognizes the only way for us to maintain our market leadership is by anticipating and responding to market needs. At the present time, there is limited new demand for massive, traditional voice line services, but we see strong potential for offering value-added services and growing our corporate data and networking business.

In terms of the culture of the Fixed Line organization, it means, for groups such as mine, that we are evolving from being mere line operators and technicians to becoming true technology consultants. Not only do we understand the strengths of the landline network, but we also understand the potential benefits this network can offer to businesses. It's a paradigm shift from the Fixed Line organization of a few years ago, but a positive one that is demonstrating results.

What are some of the challenges faced in growing the data and corporate services business for Fixed Line?

Well, PLDT has a very complicated network, which while it is now mostly at par with the best telecommunications companies in the world, does contain legacy components. We're working to understand them better, and how to invest in upgrading them.

People are also a challenge. Data is the fastest growing segment of the Fixed Line business, and we're faced with the challenge of any technology company – acquiring the right talent. We're in a better position because of our market strength. Those whom we recruit know we're intent on building many of the positive aspects of entrepreneurial technology companies into the new Fixed Line culture.

Do the Fixed Line's data and network services offerings compete with those of ePLDT?

While there may be some similarity in a few of the services we offer, PLDT Fixed Line and ePLDT service two distinct markets, with different service and product offerings. They both benefit, however, from building their businesses from our core PLDT network infrastructure.

However, we do collaborate in many cases, to service the unique needs of specific customers. In many of the solutions that we offer to our customers, we partner with ePLDT's additional multimedia and Internet resources. It's a natural fit.

merchandising tie-ups with famous artists, sports superstars and blockbuster movies for the popular PLDT Touchcard.

- Bundling of value-added phone services at special rates such as Call waiting, Call forwarding, 3-party conference calls, Speed calling and Caller ID.

Impactful Promotions

Complementing these new products was a nationwide campaign to increase subscriber take-up. Dubbed as "Phonetastic," the program offers same day activation of landlines for new subscribers at competitive prices. Phonetastic was an aggressive marketing strategy launched in both urban and rural areas nationwide throughout 2001. It involved high promotional selling during town "Fiestas" and house-to-house campaigns.

To drive long distance call volume growth, we launched a print, television and multimedia campaign featuring the budding romance between a Filipino and a Filipina based overseas. The "Billy" campaign hit the heart of the Filipino consumer, helping generate increased call volumes, and at the same time received numerous advertising industry awards.

INCREASING FOCUS: NEW HIGH GROWTH AREAS

PLDT leveraged the inherent strength of its nationwide fixed line infrastructure to further develop, enhance and lead the fast growing data and network services business. Having launched I-Gate – a premium Internet Gateway service, PLDT BRAINS – acronym for Broad and Robust ATM, and DSL – Digital Subscriber Line in the year 2000, PLDT deployed additional resources to further grow this promising market segment.

Remote Access Service or RAS was launched in March 2001 offering dial – up access connectivity delivering instant accessibility to data and network customers in provincial areas with 17 remote access servers deployed throughout 17 key cities nationwide.

With the success of PLDT BRAINS, the company launched the first network-based IP Virtual Private Network solution in April becoming the first Philippine provider of a nationwide, secure mechanism for businesses to access corporate network resources across shared networks.

Additionally, I-Gate's capacity was further increased throughout 2001 to 155 Mbps (megabits per second), through the use of PLDT's international cable facilities, making I-Gate the highest capacity Philippine Internet bandwidth provider.

Competitive Advantage and Dominance in DSL

A key competitive advantage of the PLDT Fixed line infrastructure exists in its ability to offer high-speed delivery of DSL, providing the Philippines' fastest access to the Internet, multimedia rich contents and corporate networks. PLDT Fixed Line delivers its DSL broadband technology over its existing telephone line infrastructure, enabling PLDT to be the Philippines' only provider of DSL services on a nationwide scale, instantaneously. With the popularity of the Internet rising, and applications requiring greater bandwidth, PLDT exceeded its 2001 target of 10,000 lines in Metro Manila alone.

Also in 2001, the consumer residential DSL product of PLDT, known as myDSL and myDSL Professional, established itself as the dominant market leader in this category with a market share of over 60% of all consumer DSL subscribers.

Strengthening the Backbone of the Data Business

To underscore PLDT's growth of data and other network services, PLDT activated the APCN2 (Asia Pacific Cable Network 2) in December 2001. In partnership with 24 of the largest telecommunications companies in the region, APCN2 is the region's first "self healing" high bandwidth optical fiber submarine cable system in the Asia Pacific region.

APCN2 uses Dense Wavelength Division Multiplexing technology, allowing greater capacity, while its highly advanced Synchronous Digital Hierarchy technology insures compatibility with future applications.

The 19,000 km. long fiber optic cable system connects China, Hong Kong, Japan, Korea, Malaysia, the Philippines, Singapore and Taiwan and provides seamless inter-connection with other major trans-oceanic cable networks providing connections to the U.S.A., Europe, Australia, and other parts of Asia. APCN2 now forms the backbone for Fixed Line's data and network-based products and services.

The strategy to develop the data and other network services saw revenues in this area jump by 61 percent in 2001 to ₱4.8 billion.

REDUCING CAPITAL EXPENDITURES, CONTAINING COSTS AND INCREASING EFFICIENCIES

To counteract the modest growth in subscribers and revenues of the Fixed Line business, PLDT took an aggressive stance in reducing its capital expenditures, while improving operating efficiencies and containing costs.

For the last 5 years, the Company's capital expenditures have experienced consistent decline. For the year 2001, PLDT's Fixed Line capital expenditures were down to ₱9.7 billion from a high of ₱23.7 billion in 1997. As a percentage of revenue, 2001 capital expenditures represented only 21 percent of its revenues, compared to 66.7 percent in 1997. Concurrent with this reduction, new capital expenditure was devoted only to high growth areas such as data and network services.

PLDT also consistently reduced cash expenses quarter on quarter throughout 2001. Cost savings were realized through various initiatives such as the implementation of a voluntary manpower reduction program, reduction of overtime, rationalization of advertising expenditures, review of maintenance contracts, and the limiting of travel and training related expenses. These efforts improved overall operating efficiencies as the number of fixed lines per PLDT employee increased from 144 in 2000 to 161 in 2001.

Our people: The heart and soul of PLDT

An Interview with PLDT Human Resources Senior Vice President Victorico Vargas

The continued success of PLDT Fixed Line arises from the strength of its employees. With Fixed Line possessing nearly 13,000 employees of the 20,000-strong PLDT Group, PLDT Human Resources Senior Vice President Victorico "Ricky" P. Vargas offers insights into Fixed Line's human resources achievements, challenges and goals for 2002.

This year's annual report is devoted to the concept of PLDT as rapidly transforming itself. What gains were accomplished in the human resources arena during 2001?

Commensurate with the business and revenue gains experienced throughout the Company, the PLDT Group realized several key milestones throughout the past year:

- Increased attention to improving efficiencies, reducing costs and raising workforce productivity
- Concentrated effort to communicate PLDT business values throughout the employee base
- Strengthened human resources platforms, reduced overlap in our back office operations, introduced competency-based performance management, tightened up on our rewards and recognition programs, and continued to support affiliates in bringing in the right people for their new business initiatives.

How do cost reduction and higher productivity programs correlate to an improved company-wide culture? Is that a contradictory mindset?

Through our cost reduction and increased productivity efforts we are accomplishing a great deal. PLDT Fixed Line is evolving into an entity that is leaner yes, but works much smarter and geared towards the future of communications. That's a key difference, and a crucial component to building a new company culture.

For example, over the past year we implemented a "zero overtime policy" that required the buy-in of our major employee groups. And we achieved that agreement despite the fact that there were those for whom overtime had become a regular means by which they supplemented their paycheck.

In addition, we are also in the process of realigning our compensation scheme so that it isn't based primarily upon longevity of service. While we do recognize those who have devoted much of their professional lives to the company, our new compensation scheme ensures that someone who works hard and who delivers beyond expectations is rewarded appropriately.

Over the past three years, management has placed greater emphasis upon increased training, for all levels throughout PLDT. What was achieved in this area?

Training and retraining are key components of our strategy to ensure that our people's skills are updated and possess the tools to be competitive in the marketplace.

Our "TelTech" learning center in suburban Manila has already hosted over 21,000 employees taking classes. Now, when you think that the PLDT Group has only some 20,000 employees, its impressive to note that in many instances, our employees are taking more than one class to improve their skills and abilities.

Our training facility which is one of the few ISO 9001 rated facilities in Asia is more than just a vital learning center. We see the depth and breadth of our programs expanding to the degree that we are able to build our own internal technology university and churning out our own IT professionals.

What are the PLDT Group's HR goals for 2002?

Not just specific for Fixed Line, but for the PLDT Group in general, we are focused on achieving excellence in all areas of our operational execution. We must continually strive to set new benchmarks that improve our capability to succeed in the marketplace.

From a management level, what we're doing here is creating not just a leaner and smarter PLDT. We're creating a new soul for this organization, more in line with the realities of today's marketplace, but forward thinking enough to ensure that each employee throughout the PLDT Group understands the important role they play in our success.

WIRELESS IS SMARTER AND SMARTER


sending data...


Millions
1 2 3 4 5 6
2001
6.00
2000
2.67
COMBINED
Millions
1 2 3 4 5 6
2001
4.64
2000
2.33
SMART
Millions
1 2 3 4 5 6
2001
1.33
2000
0.37
PILTEL

WIRELESS GSM SUBSCRIBERS
(Growth)


43%
57%
6 million
PLDT
Others

WIRELESS GSM SUBSCRIBERS
(Market Share)

MASSIVE SUBSCRIBER GROWTH

Capitalizing on the continued growth of the Philippine cellular industry, both Smart and Piltel exceeded their subscriber growth estimates for 2001. Aggregate number of wireless group subscribers for the year totaled 6,369,000 from just over 3,500,000 at the end of 2000. The numbers firmly underscore PLDT's position as the largest cellular provider in the nation. As a result, the PLDT Group's wireless subscribers now outnumber its Fixed Line subscribers by more than 3 to 1.

Smart's and Piltel's phenomenal growth in the GSM market was due to several factors, namely, their use of innovative, highly aggressive marketing campaigns, their significant brand equity, and their competitive advantage in terms of wireless data services. This aggressive promotion strategy paid off handsomely throughout 2001 as 3.3 million GSM subscribers alone were added despite the reduction in subscriber acquisition costs from ₱1,903 in 2000 to ₱1,404 in 2001.

The Company's wireless units were also successful in acquiring customers across various consumer demographics, by offering a variety of products and services at all price points. Smart and Piltel now hold the largest base of prepaid subscribers in the Philippines, having grown their prepaid GSM base by 124 percent over 2000. Piltel offers its prepaid GSM service via a revenue sharing arrangement with Smart.

LARGEST GSM CAPACITY IN THE NATION

Proportionate to its rapid subscriber growth, the Company continued to aggressively build out its GSM network. Smart doubled its GSM switching capacity and more than tripled its short message service capacity from 2000 levels. As a result of the expansion, the Smart GSM network (which also serves Piltel's "Talk 'N Text" brand) now maintains a capacity of 8 million subscribers and a daily text message capacity of 240 million, from its four million subscriber and 92 million text messaging capacity in 2000. Smart is currently on track to further increase capacity to over 10 million subscribers by the end of 2002.

The backbone for network expansion included installation of new GSM switching facilities, co-hosted with PLDT Fixed Line exchanges. Twelve new switch facilities were installed over the course of 2001, six in the Metropolitan Manila area alone, and the remaining six located in key regional centers.

GLOBAL TEXT MESSAGING LEADER

Both Smart and Piltel were very successful in capitalizing on the massive growth in text messaging. Currently, both Smart and Piltel handle over 50 million text messages daily, a number which far surpasses comparable numbers in other countries. On national holidays and special events, Smart and Piltel may process upwards of 75 million text messages. As of end 2001, the total volume of Smart and Piltel messages handled by the Smart network surged to almost 14.0 billion, an increase of 262 percent over 2000's level of 3.9 billion.


PHP Millions
Messages in Millions
4000
3500
3000
2500
2000
1500
1000
500
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
No. of Messages
Revenues

SMART SMS VOLUME AND REVENUES (Growth)

VALUE-ADDED SERVICES GROW DRAMATICALLY

2001 witnessed widespread acceptance of innovative value-added cellular services, including Mobile Banking, Smart Money and Smart zed™. Mobile banking permits subscribers to execute a variety of banking transactions over mobile phones. Smart Money is an innovative product launched in conjunction with MasterCard, enabling consumers to conduct a wide variety of purchases as well as to reload prepaid balances on-air through Smart Money. Smart zed™, a partnership with Sonera zed™ of Finland, provides subscribers with the widest access to local and international information over a single GSM platform.

Over the course of 2002, both Smart and Piltel will increase the variety and level of value-added services, from both gaming to mobile commerce and other applications.

HEIGHTENED CUSTOMER CARE, RURAL REACH

Smart also introduced in 2001 a new concept for its customer care services, which included the transformation of its business centers to full-fledged wireless centers equipped with interactive, self-provisioning facilities; the launching of its subsidiary call center company I-Con; and an online customer care query service through its website. These efforts were undertaken to provide the highest degree of subscriber customer service in the local wireless industry.

Smart has also improved rural telecommunications through its public access program. It has increased the number of its public calling centers nationwide by 31.7% and the number of installed GSM payphones by 1,828%. It recently launched its satellite service SmartLink last December in Basco, Batanes, in the northernmost part of the Philippines.

SmartLink complements the existing GSM and analog networks and provides an effective service in areas beyond the reach of landline or cellular networks. This service has provided remote rural communities access to modern communications facilities that link them to all parts of the country and to the world. To date, SmartLink benefits local governments of underserved communities such as Siquijor in Central Visayas and Sulu in the southernmost tip of Mindanao. This kind of geographic spread properly complements PLDT's satellite facilities for rural telephony.

CORPORATE DEVELOPMENTS: PILTEL DEBT RESTRUCTURING ACCOMPLISHED

Piltel's debt restructuring was successfully completed on 4 June 2001, having achieved support from over 98 percent of its total creditor base. Among the largest Philippines corporate debt restructurings ever accomplished, this feat was realized in a consensual manner without the need for either compulsory or regulatory supervision. The successful completion of the restructuring resulted in reducing Piltel's debt by 50 percent, representing approximately ₱20.5 billion in value.

SMART NAMED ONE OF THE "BEST PHILIPPINE COMPANIES IN 2001"

Validation of the Smart's unit's performance was also acknowledged in late 2001 by the respected *Far Eastern Economic Review.* The magazine rated Smart as one of the Philippines' top ten corporations, for reasons that included its leadership in service and product quality, market innovation, management vision, financial soundness, and the standard by which their competitors attempt to emulate them.

Getting Smarter and Smarter

An Interview with Smart Communications President Napoleon Nazareno

Obviously 2001 was a phenomenal year for the Smart organization and for the PLDT Group's wireless business as a whole. To what do you attribute this success?

First of all, we made sure everyone in the Company, from the secretaries to the engineers, knew what our targets were. Second, our targets are two-fold – we have a financial target and a subscriber base target. Both targets must be met. We believe this approach ensures a balance within the organization with Marketing watching their expenses as they know it impacts the bottom line and Finance ensuring that Marketing has the means to achieve subscriber growth targets.

It may seem unconventional to stress that everyone in the organization understands the bottom line, but once that happened, we found that everyone coalesced around a singular goal – achieve market share without losing the importance of delivering profits.

Smart is a relatively young organization compared to other business units in the PLDT organization. How do the two cultures compare?

I'd like to believe that our cultures are rather complementary. The difference in cultures is reflective of the nature of the businesses we are in – the wireless industry is relatively young and very dynamic and so Smart has to be aggressive and flexible in order to respond to this environment. The wireless industry is characterized by relentless and rapid innovation and one must be quick to react and decide in order to stay on top, while the Fixed Line business is a mature one by comparison, and thus PLDT acts accordingly.

Whatever the differences, the important thing is that PLDT provides us with a foundation of infrastructure and support such that we can implement our initiatives quickly and at a much lower cost than our competition.

What are some of the challenges that Smart faces in 2002?

Competition remains intense and we expect another challenger to enter the field later in the year so we must be prepared to meet that new threat. We are also vulnerable to any economic slowdowns, both here and abroad. While we have no direct influence over this, we must take this into account when formulating our strategy.

Obviously we will work extremely hard to continue to improve our financial performance, and further strengthen our market leadership. We'll also continue to scale our GSM network to handle increased capacity, and we'll also continue to increase the degree and variety of our value-added applications that we offer to our subscribers.

We see tremendous potential to transform the wireless handset from a mere phone. In fact, what we aim to accomplish is transform the wireless handset into a utility that makes life easier through the use of a host of applications, and not just as a communications tool.


e - PLDT
LINKING TODAY'S COMMUNICATION
PLATFORMS TO THE FUTURE

The PLDT Group's information and communications technology subsidiary, ePLDT, Inc. (ePLDT), represents the Company's commitment to establish market leadership in a number of new technology business sectors.



Leveraging the PLDT Group's extensive network infrastructure enables ePLDT to bring a variety of consumer and business applications, and value-added products and services utilizing a variety of Internet-based technologies.

With a strong portfolio of hosting, content creation and delivery, and ICT infrastructure assets, coupled with strategic partnerships with the world's leading technology companies positions ePLDT as a potentially strong contributor to future group revenues.

2001: FIRST YEAR OF OPERATIONS

2001 marked the first full year of business operations for the ePLDT organization, and while considerable resources were devoted to building its business model, ePLDT was able to quickly enter the market in its four primary business areas:

DATA SERVICES

Vitro Internet Data Center (IDC),
the first "industrial strength" IDC in the Philippines

A milestone in the Philippine IT industry was realized through the establishment of ePLDT's data center, VITRO™. Considered a "pioneer" type facility by the Philippine government, VITRO™ is a state-of-the-art, secure complex offering a one-stop opportunity for businesses that may need a complete array of scalable network services and applications.

VITRO™ services both large, multi-office corporations and smaller businesses that are beginning to establish an Internet presence for the first time. Staffed by some of the country's highly trained information technology professionals, VITRO™ offers a suite of IT outsourcing services such as co-location and application server hosting, managed data security services such as managed firewall and anti-virus services, data disaster recovery and business continuity services, shared application services from certified IT professionals.

INTERNET SERVICES

Infocom Technologies, Inc. (Infocom),
offering postpaid and prepaid dial-up Internet access, corporate leased lines, cable Internet and Digital Subscriber Line (DSL) broadband services

Infocom, ePLDT's internet service provider (ISP), utilizes a sophisticated network that leverages PLDT's fiber optic, satellite, and digital microwave transmission networks to ensure rapid connectivity for both individual consumer and corporate clients. A leader in the Philippine ISP sector, Infocom currently connects over 90,000 Filipinos daily to the Internet, through both home and work connections.

During the past year, an extensive financial and operational restructuring of Infocom was completed, enabling the unit to operate profitably from August 2001.

Through the "Infocom elife" online portal, Infocom brings Filipino Internet users a myriad of multimedia services, including online broadcasts, real-time news weather and event updates, as well as an online transaction facility that services both consumer and corporate accounts.

mySecureSign, Inc.

Capitalizing on the increasing need for businesses to ensure the highest degree of security for their online and mobile e-commerce transactions, ePLDT has partnered with US-based Verisign, Inc., to establish the Philippines and Southeast Asia's principal digital certificate authority.

mySecureSign provides Internet-based and server based digital certificates, digital notarization, certified email and PKI training utilizing a sophisticated Public Key Infrastructure (PKI) solution.

Stradcom International Holdings

Through Stradcom International Holdings, ePLDT is participating in an ambitious initiative to computerize

It Isn't All About "e"

An Interview with ePLDT's Managing Director Ray Espinosa

2001 was ePLDT's first full year of operations. What benchmarks were achieved?

Much of 2001 was devoted to crafting a series of synergies between our different businesses. We accomplished much in that regard. Today, we can go to just about any company of any size, and fulfill nearly any systems or application need, from hardware and software hosting, to securing online transactions and ensuring content management.

What is the vision behind the ePLDT business model?

Our vision is to be able to be a true nuts-to-bolts new technologies provider. We have the systems to provide an e-business solution for example. We are growing a call center business, which is very promising, and at the same time provide the online infrastructure to ensure no calls are dropped. And we also have a training business that ensures we have a ready source of able IT professionals.

It's a business strategy that is very much in line with the overall PLDT Group strategy, which is to deliver a myriad of products and services, from a foundation of complementary technology platforms.

What advantages does ePLDT possess in being a part of the PLDT Group?

By building our businesses from the massive landline network infrastructure of PLDT, we're able to go to market faster than our competitors, and because our infrastructure is largely in place, offer products and services that are priced advantageously.

Our value proposition is very simple: that ePLDT represents the single most equipped and technologically advanced IT company in the Philippines. During 2002, we're going to be very active in the marketplace, identifying key areas where we can further grow our businesses, and produce results.

the Land Transportation Office's (LTO) motor vehicle registration and drivers license issuance and renewal nationwide. This ten-year Build-Operate-Own (BOO) contract with the LTO involves the national computerization and network standardization of over 250 LTO district offices located throughout the Philippines.

Other Stradcom projects include a 10-year BOO contract for the digitalization and computerization of the Land Registration Authority and another 10-year Build-Operate Transfer (BOT) contract for the issuance of Passports with the Department of Foreign Affairs.

Netopia Computer Technologies, *the country's largest shared access Internet provider ("Cyber Cafe"), located in 39 sites throughout Metro Manila*

Netopia will serve as ePLDT's grassroots entry in bringing Internet access and technology to the vast majority of the Philippines' population. Netopia outlets will also serve as a key testing ground for new technologies, products and services.

CUSTOMER RELATIONSHIP MANAGEMENT (CRM) CALL CENTERS

ePLDT is building several CRM solutions businesses, through three major ventures with leading international call center providers. ePLDT utilizes the inherent strengths of a highly talented CRM workforce which due to its inherent cultural sensitivity to the American and European market places, makes ePLDT an ideal CRM solutions provider.

Vocativ Systems, Inc. (VSI)

Established in late 2001, VSI, a 100% owned subsidiary of ePLDT, will be the main corporate vehicle that will build and manage a 500-seat call center facility under a 10-year Supplier-Purchaser Agreement with TeleTech Holdings Inc., a large US-based global customer relationship management provider.

By early 2002, VSI will have established and put into commercial operations a 500-seat customer call center facility, expandable to over 800 seats, whose customer relations specialists will be able to service large volumes of voice, data and online customer transactions from TeleTech's clients worldwide.

Parlance Systems, Inc. (PSI)

PSI is a 100 percent owned ePLDT call center facility that will be devoted to clients of US-based EchoStar Satellite Communications. Expected to go in full commercial operations in early 2002, PSI's 500-seat call center will be providing customer support services for EchoStar's seven million customers in the US.

Contact World, Inc.

Contact World began operations in July 2001 and is a joint venture with Salmat Pty Limited of Australia, and operates a 200-seat call center, currently servicing a mix of local and international corporate clients. Contact World is expected to expand its seat capacity to over 400 in 2002, dependent upon market demand.

IT EDUCATION AND TRAINING

MindStream, Inc.

MindStream, Inc. is the exclusive licensee of NIIT India, one of the leading global IT education institutions. MindStream has five learning centers established throughout the Metro Manila area, with more than 1,300 students. MindStream offers one and two-year IT certification courses, and intends to build out its course offering to emerge as the Philippines' first true IT university.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to "we," "us," "our" or "PLDT Group" mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to "PLDT" mean the Philippine Long Distance Telephone Company, not including its subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries and their respective principal business activities).

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP.

The financial information appearing in this annual report and in the accompanying financial statements is stated in Philippine pesos. All references to "pesos," "peso" or "P" are to Philippine pesos, the lawful currency of the Philippines; all references to "U.S. dollars," "US$" or "dollar" are to United States dollars, the lawful currency of the United States; and all references to "Japanese yen" or "¥" are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this annual report and in the accompanying financial statements were made based on the exchange rate of P51.690 = US$1.00, the average exchange rate of the Philippine pesos into U.S. dollars as quoted through the Philippine Dealing System at December 31, 2001.

Some information in this annual report may contain forward-looking statements. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this annual report. You should keep in mind that any forward-looking statement made by us in this annual report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this annual report after the date hereof. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this annual report or elsewhere might not occur.

On June 4, 2001, Pilipino Telephone Corporation, or Piltel, completed the restructuring of approximately P41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership of Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. Similarly, unless otherwise indicated, our operating information stated as of December 31, 2001, only includes proportionately Piltel's operating information up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see "Other Information" below and Notes 2 and 7 to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line—fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and PLDT's subsidiaries PLDT Clark Telecom, Inc., or Clark Telecom; Subic Telecommunications Company, Inc., or Subic Telecom; and Maranao Telephone Company, Inc., or MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless—wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart Communications, Inc., or Smart, and PLDT's affiliate Piltel) and satellite operators (PLDT's subsidiaries Mabuhay Philippines Satellite Corporation, or Mabuhay Philippines; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines; and Telesat, Inc., or Telesat); and

- Information and Communications Technology—information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Inc., or ePLDT, Internet access services provided by ePLDT's subsidiary Infocom Technologies, Inc., or Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income, as a percentage of operating revenues for each of the years ended December 31, 1999, 2000 and 2001. Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

(pesos in millions)	1999[1]	%[2]	2000	%[2]	2001[3]	%[2]
Operating Revenues						
Fixed line	₱43,865.3	78.8	₱45,967.0	73.1	₱46,876.7	63.7
Wireless	11,631.5	20.9	16,697.4	26.5	26,227.4	35.6
Information and communications technology	195.0	0.3	238.7	0.4	468.9	0.7
	55,691.8	100.0	62,903.1	100.0	73,573.0	100.0
Operating Expenses						
Fixed line	28,456.4	51.1	30,314.9	48.2	32,309.0	43.9
Wireless	14,043.8	25.2	20,234.4	32.2	23,339.4	31.7
Information and communications technology	254.4	0.5	310.8	0.5	779.7	1.1
	42,754.6	76.8	50,860.1	80.9	56,428.1	76.7
Net Operating Income (Loss)						
Fixed line	15,408.9	27.7	15,652.1	24.9	14,567.7	19.8
Wireless	(2,412.3)	(4.3)	(3,537.0)	(5.7)	2,888.0	3.9
Information and communications technology	(59.4)	(0.2)	(72.1)	(0.1)	(310.8)	(0.4)
	₱12,937.2	23.2	₱12,043.0	19.1	₱17,144.9	23.3

[1] As restated to reflect the acquisition of Smart by PLDT on March 24, 2000 as if the acquisition had occurred at the beginning of the periods presented.

[2] Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

[3] Piltel is not included as a consolidated subsidiary in our consolidated financial statements under Philippine GAAP with effect from June 27, 2001. We have not restated our financial information for prior years to reflect the deconsolidation.

2001 COMPARED TO 2000

Consolidated Operating Revenues

Our consolidated operating revenues grew by ₱10,669.9 million, or 17.0%, to ₱73,573.0 million in 2001 compared with ₱62,903.1 million in 2000 largely as a result of the continuing strong growth of our wireless business. Smart contributed ₱24,461.6 million in revenues for 2001, an increase of 71.5% from ₱14,266.6 million in 2000. Smart's 2001 revenue contribution, which was derived mostly from its cellular operations, accounted for 33.2% of our consolidated operating revenues in 2001, compared with 22.7% in 2000.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2001, this business generated revenues of ₱46,876.7 million, an increase of ₱909.7 million, or 2.0%, over 2000. The increase was due mainly to increases in revenues from our local exchange service and data and other network services, partially offset by decreases in our national and international long distance revenues. However, our fixed line revenues dropped to 63.7% of consolidated operating revenues in 2001 from 73.1% in 2000 due to the significant growth in our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2000 and 2001 by service segment:

(pesos in millions)	2000	%	2001	%
Fixed line services:				
Local exchange	₱18,977.9	41.3	₱21,832.5	46.6
International long distance	13,233.0	28.8	11,453.5	24.4
National long distance	10,550.2	23.0	8,388.1	17.9
Data and other network	2,963.2	6.4	4,776.5	10.2
Miscellaneous	242.7	0.5	426.1	0.9
Total	₱45,967.0	100.0	₱46,876.7	100.0

Local Exchange Service

Our local exchange service revenues consist of:

- flat monthly fees for our billed service;
- installation charges and other one-time fees associated with the establishment of customer service;
- local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network;
- proceeds from sales of prepaid call cards (gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses); and
- charges for value-added services.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated local exchange revenues (in millions)	₱18,977.9	₱21,832.5
Number of fixed lines in service		
PLDT Group[4]	1,999,922	2,097,366
PLDT	1,915,985	2,075,109
Number of PLDT employees	13,285	12,915
Number of PLDT fixed lines in service per PLDT employee	144	161

[4] PLDT Group's fixed line subscribers as of December 31, 2000 include Piltel's 80,600 fixed line subscribers but exclude the 76,716 fixed line subscribers as of December 31, 2001.

Revenues from our local exchange service increased by ₱2,854.6 million, or 15.0%, to ₱21,832.5 million in 2001 compared with ₱18,977.9 million in 2000 principally due to:

- currency-related adjustments in our monthly local service rates; and

- higher average number of billed fixed lines in service.

As a percentage of consolidated operating revenues, however, our local exchange service revenues in 2001 remained virtually unchanged at 30%.

During 2001, we implemented ten upward and four downward adjustments in our monthly local service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the NTC. During 2000, we implemented 12 upward adjustments and one downward adjustment. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every ₱0.10 change in the peso-to-dollar exchange rate relative to a base rate of ₱11.00 = US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days' prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar exchange rate in 2001 was ₱50.46 = US$1.00, compared to the average of ₱43.04 = US$1.00 in 2000. Rate adjustments under this mechanism relating to this 17.2% depreciation of the peso resulted in a 15.7% net increase in our average monthly local service rates, thus increasing our local exchange revenues.

Despite lower gross fixed line additions in 2001, PLDT achieved a higher number of net additional fixed lines in service because of lower number of disconnections during the year than in 2000. Gross additions to PLDT's fixed lines in service in 2001 totaled 427,349, lower by 10.5% than last year's gross additions of 477,515. On a net basis, PLDT added 159,124 fixed lines in 2001, higher by 3.7% than the net additions of 153,516 in 2000.

The increase in PLDT's net fixed line additions was mainly attributable to *Teletipid*, PLDT's prepaid fixed line service. Launched in August 2000, *Teletipid* was initially intended by PLDT as an alternative affordable telephone service for consumers under difficult economic conditions. At the end of 2000, PLDT had 13,905 *Teletipid* subscribers, all of which were new subscribers. However, in 2001, *Teletipid* was incorporated into PLDT's overall churn and credit risk exposure management and subscriber retention efforts. In 2001, the number of additional *Teletipid* subscribers was 130,597, of which 82,002, or 63%, were new subscribers and 48,595, or 37%, were migrated from PLDT's postpaid fixed line service, instead of being disconnected from the service for non-payment of bills. As of December 31, 2001, active *Teletipid* subscribers reached 144,502, representing 7% of PLDT's total fixed lines in service.

Teletipid phone kits, each containing ₱300 of prepaid air time, are sold for ₱1,700.00 per unit. *Teletipid* prepaid subscribers are charged based on usage at a rate of ₱0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls.

A prepaid fixed line subscriber is recognized as a subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing air time call cards that are sold in denominations of ₱300 and ₱500. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months after the full usage or expiry of the last reload. Revenues from the sale of prepaid cards are recognized when sold to dealers or directly to consumers through PLDT's business offices. All sales of prepaid *Teletipid* cards, whether through dealers or through PLDT's business offices, are on a non-refundable basis.

To stimulate fixed line subscriber take-up, effective November 13, 2000, PLDT reduced installation fees by approximately 41%, from ₱3,376.59 to ₱1,999.00, for postpaid residential subscribers and by approximately 35%, from ₱5,396.31 to ₱3,500.00, for business subscribers. PLDT also introduced additional value-added products and services, such as *Caller ID* and *TXT 135*, in order to attract new subscribers and retain existing ones. *Caller ID* allows subscribers to identify callers by telephone number, while *TXT 135* allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets. *TXT 135* is now capable of international text messaging and is undergoing further expansion to allow two-way text messaging. We expect two-way text messaging to be in service within the first half of 2002.

The ratio of PLDT fixed lines in service per PLDT employee improved from 144 in 2000 to 161 in 2001 due to the increase in PLDT's fixed lines in service and the impact of PLDT's manpower reduction program. PLDT's workforce was reduced by 370 employees, or 2.8%, in 2001 primarily as a result of the manpower reduction program.

International Long Distance Service

International long distance revenues generated through our international gateway facilities consist of:

- inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

- access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

- outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated international long distance revenues (in millions)	₱13,233.0	₱11,453.5
Inbound	9,937.1	8,984.8
Outbound	3,295.9	2,468.7
Inbound-outbound call ratio	3.0:1	3.6:1
International call volumes (in million minutes)		
PLDT Group	2,116.8	2,499.0
Inbound	1,978.3	2,333.4
Outbound	138.5	165.6
Inbound-outbound call ratio	14.3:1	14.1:1
PLDT	2,113.8	2,495.8
Inbound	1,977.6	2,332.7
Outbound	136.2	163.1
Inbound-outbound call ratio	14.5:1	14.3:1

Our consolidated international long distance revenues decreased by ₱1,779.5 million, or 13.4%, to ₱11,453.5 million in 2001 from ₱13,233.0 in 2000 as a result of declines in revenues from both inbound and outbound international calls. Our international long distance revenues as a percentage of our consolidated operating revenues also decreased to 15.6% in 2001 from 21.0% in 2000.

Our revenues from inbound international long distance calls for 2001 decreased by ₱952.3 million, or 9.6%, to ₱8,984.8 million principally due to continued declines in international settlement rates. This decrease was partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes.

On January 1, 2000, we adopted the U.S. Federal Communications Commission, or U.S. FCC, accounting rate benchmark, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our settlement rates for inbound calls from the United States have continued to decline to levels below the benchmark rate. Settlement rates for inbound calls from other countries have declined as well. Although our settlement rates have generally stabilized, we cannot assure that they will not decline further in the future.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our inbound international long distance call volumes increased by 17.9% to 2,333.4 million minutes in 2001 largely due to:

- our enhanced competitiveness from flexible pricing that was made possible by our adoption of the benchmark international accounting rate a year earlier than the date set by the U.S. FCC; and

- our recovery of traffic previously lost to unauthorized traffic termination and bypass routings by international simple resale operators.

Beginning September 2001, PLDT adopted a policy requiring prepayment from certain second and third tier international carriers as a prerequisite for accepting their incoming traffic. This prepayment policy also contributed to the decline in revenues from inbound traffic. Although this prepayment policy has negatively impacted our inbound international long distance revenues in the near term, we expect that over the longer term this policy will help us achieve a more stable revenue base and control uncollectible accounts.

Our revenues from outbound international long distance calls for 2001 declined by ₱827.2 million, or 25.1%, to ₱2,468.7 million primarily due to substantial reductions in our international direct dialing or IDD rates, partially offset by the effects of the peso depreciation against the U.S. dollar and higher call volumes. PLDT reduced its IDD rates for outbound calls an average of US$1.507

per minute to as low as US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours effective June 15, 2000. Effective February 1, 2001, PLDT further reduced these rates to a flat rate of US$0.40 per minute applicable to all call destinations at any time and any day of the week.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes grew by 19.6%, from 138.5 million minutes in 2000 to 165.6 million minutes in 2001, as a result of:

- substantial reductions of our IDD rates; and
- implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

Our national long distance revenues consist of:

- per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and
- access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2000 and 2001:

	2000	2001
Consolidated national long distance revenues (in millions)	₱10,550.2	₱8,388.1
National long distance call volumes (in million minutes)		
PLDT Group	3,274.2	2,779.5
PLDT	3,255.3	2,756.3

Our national long distance revenues declined by ₱2,162.1 million, or 20.5%, to ₱8,388.1 million in 2001 from ₱10,550.2 million in 2000 due to the combined effects of the following:

- lower call volumes;
- reduced national direct dialing, or NDD, rates; and
- changes in interconnect arrangements and the percentage of calls subject to revenue sharing with other carriers.

Likewise, national long distance revenues decreased to 11.4% of our consolidated operating revenues in 2001 from 16.8% in 2000.

Our national long distance call volumes decreased by 15.1% to 2,779.5 million minutes in 2001 compared with 3,274.2 million minutes in 2000. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly e-mail and cellular text messaging, have negatively affected call volumes. The integration of some of our local exchanges into single local calling areas effective August 2000, as mandated by the NTC, has also negatively affected our national long distance call volumes. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

In 2001, PLDT implemented changes in its NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls to fixed line subscribers, PLDT reduced its NDD rates from a range of ₱3.25 to ₱6.60 per minute to a range of ₱3.00 to ₱5.00 per minute effective May 1, 2001. On November 2, 2001, PLDT rebalanced these rates to a flat rate of ₱4.50 per minute. For calls terminating to cellular subscribers, PLDT reduced its NDD rates from a range of ₱12.69 to ₱14.69 per minute to a uniform rate of ₱12.50 per minute effective November 2, 2001. Rate rebalancing aims to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

In 2001, 72.4% of our national long distance call volumes were subject to revenue sharing with other carriers, compared to 69.5% in 2000.

On May 1, 2001, PLDT entered into an agreement with the majority of other local exchange carriers. Under the new arrangement, the originating carrier pays access charges of (1) ₱0.50 per minute for short haul or ₱1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) ₱1.00 per minute to the terminating carrier. PLDT maintains revenue sharing arrangements with a few other local exchange carriers whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity.

PLDT has also reached a favorable settlement in its negotiations with different cellular operators on access charges for calls terminating to cellular subscribers. Effective July 2001, access charges paid by PLDT to cellular operators were reduced to ₱6.50 per minute for local and long distance calls, and, effective January 2002, access charges paid by PLDT were further reduced to ₱4.50 per minute. Prior to July 2001, PLDT paid interconnection charges ranging from a low of ₱7.69 to a high of ₱10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Data and Other Network Services

In 2001, data and other network services registered the highest percentage growth in revenues among our fixed line services, continuing the trend in the last two years.

Data and other network services we currently provide include:

- Traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;
- Broadband/packet-based/Internet protocol-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and
- Other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Of our total revenues from data and other network services in 2001, traditional bandwidth services accounted for 67%, broadband/IP-based services accounted for 29%, and other services accounted for the remaining 4%, compared with 71%, 25% and 4%, respectively, in 2000.

Revenues from our data and other network services grew by ₱1,813.3 million, or 61.2%, to ₱4,776.5 million in 2001 compared with ₱2,963.2 million in 2000. Revenues from our data and other network services also increased to 6.5% of our consolidated operating revenues in 2001 from 4.7% in 2000.

In 2001, we continued to broaden our service offerings with the launch of new services, such as outsourced remote dial-up access services and an Internet protocol-based networking service, and expansion or enhancement of some of the existing ones, including increasing the capacity of our Internet gateway service and accelerating the deployment of our DSL infrastructure.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For 2001, these revenues increased by ₱183.4 million, or 75.6%, to ₱426.1 million from ₱242.7 million in 2000, and accounted for 0.6% of our 2001 consolidated operating revenues, compared to 0.4% in 2000.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT and other services. Our wireless revenues include Piltel's revenues for the full year 2000 and for the period January 1 to June 27, 2001. From the period June 28, 2001 to December 31, 2001, our wireless revenues no longer include Piltel's revenues except for the 50% share of Piltel's prepaid GSM revenues, net of interconnection expense, accrued by Smart, as facility service fees, under the revenue sharing agreement between Smart and Piltel governing Piltel's use of Smart's GSM network. Smart's share of Piltel's GSM revenues continues to be recognized as cellular service revenues in our consolidated statements of income. Smart also accrues revenues under its three additional outsourcing agreements with Piltel. These revenues are recognized as "Other Income" under "Other Expenses-net" account in our consolidated statements of income.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2000 and 2001 by service segment:

(pesos in millions)	2000	%	2001	%
Wireless services:				
Cellular				
Smart	₱13,972.1	83.7	₱24,461.6	93.3
Piltel	1,943.5	11.6	998.7	3.8
Sub-total	15,915.6	95.3	25,460.3	97.1
Satellite, VSAT and others	781.8	4.7	767.1	2.9
Total	₱16,697.4	100.0	₱26,227.4	100.0

Wireless service revenues increased by ₱9,530.0 million, or 57.1%, to ₱26,227.4 million in 2001 from ₱16,697.4 in 2000 mainly as a result of the continuing strong growth in our cellular service revenues. As a percentage of consolidated operating revenues, our wireless service revenues rose to 35.6% in 2001 from 26.5% in 2000.

Cellular Service

Our cellular service revenues consist of:

- revenues derived from sales of cellular prepaid cards;
- revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;
- charges for value-added services;
- facility service fees charged to Piltel for using Smart's GSM network for Piltel's *Talk 'N Text* prepaid cellular service;
- monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and
- other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards and the value of the associated expenses listed below. These expenses are recorded at the time of sale as part of selling and promotion expenses:

- the value of prepaid cards given to dealers as commissions for the sales of prepaid cards, which amounted to ₱3,362.8 million in 2001 and ₱2,199.0 million in 2000;
- the value of the free air time included with subscriber identification module, or SIM, cards at the time of purchase, which amounted to ₱288.9 million in 2001 and ₱705.6 million in 2000; and
- discounts given on the sale of prepaid cards to dealers, which amounted to ₱1,800.6 million in 2001 and ₱714.8 million in 2000.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as revenues. Gains on the sale of handsets are offset against selling and promotion expenses. Losses on the sale of handsets are included in selling and promotion expenses.

Our cellular service revenues in 2001 increased by ₱9,544.7 million, or 60.0%, to ₱25,460.3 million, of which ₱24,461.6 million came from Smart and ₱998.7 million from Piltel, representing Piltel's cellular revenues for the period January 1 to June 27, 2001. In comparison, our cellular service revenues in 2000 amounted to ₱15,915.6 million, of which ₱13,972.1 came from Smart and ₱1,943.5 million from Piltel, representing Piltel's cellular revenues for the full year ended December 31, 2000. Cellular service revenues accounted for approximately 34.6% of our consolidated operating revenues in 2001, compared to 25.3% in 2000. The substantial increase in our cellular service revenues was driven by the strong growth in our cellular subscriber base.

Prior to July 2001, Smart received interconnection fees at an average of ₱8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to ₱6.50 per minute and were further reduced to ₱4.50 per minute effective January 2002. Also prior to July 2001, Smart received and paid interconnection income and charges, respectively, of ₱1.00 per minute for calls originating/terminating in another cellular operator's network. Effective July 2001, these charges were increased to ₱3.00 per minute and further increased to ₱4.50 per minute effective January 2002.

As of December 31, 2001, Smart's and Piltel's combined cellular subscribers reached 6,368,850, an increase of 2,853,557, or 81.2%, over their combined subscriber base of 3,515,293 as of December 31, 2000. As a result, Smart's and Piltel's cellular subscribers outnumbered our fixed lines in service by 3 to 1 at year-end 2001.

The table below shows the cellular subscribers of Smart and Piltel as of December 31, 2000 and 2001:

	2000	2001
Cellular subscriber base	3,515,293	6,368,850
Smart	2,858,479	4,893,844
Piltel[5]	656,814	1,475,006

Smart

Smart markets nationwide cellular communications services under four brand names: *Smart Buddy, Smart Gold, PriceBuster* and *BillCrusher. Smart Buddy* and *Smart Gold* are services provided through Smart's digital GSM network, whereas *PriceBuster* and *BillCrusher* are offered on Smart's analog enhanced total access communications system, or ETACS, network. *Smart Buddy* and *BillCrusher* are prepaid services, while *Smart Gold* and *PriceBuster* are postpaid or billed services.

The following table summarizes key measures of Smart's cellular business as of and for the years ended December 31, 2000 and 2001:

	2000	2001
Cellular revenues (in millions)	₱13,972.1	₱24,461.6
GSM	11,327.3	23,759.1
Voice	8,338.1	14,219.8
Data	2,414.9	7,624.4
Others[6]	574.3	1,914.9
Analog	2,564.7	503.7
Others[7]	80.1	198.8
Cellular subscriber base	2,858,479	4,893,844
GSM	2,331,005	4,641,666
Prepaid	2,263,322	4,569,616
Postpaid	67,683	72,050
Analog	527,474	252,178
Prepaid	282,529	87,429
Postpaid	244,945	164,749
Traffic volumes (in millions)		
Calls (in minutes)	1,176.8	1,954.3
National	853.9	1,263.7
International	322.9	690.6
Inbound	294.7	624.8
Outbound	28.2	65.8
Messages — SMS	3,861.7	12,328.8

Smart's cellular service revenues increased by ₱10,489.5 million, or 75.1% to ₱24,461.6 million in 2001, from ₱13,972.1 million in 2000. The GSM service accounted for 97.1% of Smart's cellular service revenues in 2001, while the analog and other services accounted for the remaining 2.9%. Smart's GSM service revenues in 2001 included approximately ₱1,508.5 million in facility service fees from Piltel for its *Talk 'N Text* prepaid service using Smart's GSM network. The significant decline of ₱2,061.0 million, or 80.4%, to ₱503.7 million in Smart's analog service revenues in 2001 was due to the declining analog subscriber base coupled with decreasing average revenue per user, or ARPU.

Revenues from cellular data services, which include all SMS and text-related services, including value-added services, increased by ₱5,209.5 million, or 215.7%, to ₱7,624.4 million in 2001 from ₱2,414.9 million in 2000. As a result, cellular data services

[5] As of June 27, 2001, Piltel's cellular subscribers totaled 988,738, of which 784,672 were GSM subscribers and 204,066 were analog subscribers.

[6] Refers to other non-subscriber-related revenues, such as the facility service fees from Piltel and inbound international roaming fees.

[7] Refers to all other services consisting primarily of Public Calling Offices, or PCOs, and *SMARTalk* payphones and a small number of leased line circuits.

accounted for 31.4% of Smart's cellular revenues in 2001, compared to 17.4% in 2000. While SMS contributed revenues of ₱6,175.4 million in 2001, its percentage contribution to total cellular data revenues for the year decreased to 81.0% from 93.5% in 2000. The decrease reflects the increasing usage and contribution of other value-added services, such as *Smart zed*™, *Smart Money* and international text messaging.

During 2001, Smart's SMS system handled 12,328.8 million outbound messages, an increase of 219.3% from the 3,861.7 million messages handled during 2000. Smart has implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by a further one-third of the original allocation for a total reduction of two-thirds. Our experience since the implementation of these reductions suggests that they have not significantly affected subscriber usage.

In the last quarter of 2000, Smart launched the value-added cellular services *Smart zed*™, *Mobile Banking* and *Smart Money* to stimulate usage, build customer loyalty and stabilize ARPUs. In 2001, *Smart zed*™, *Mobile Banking* and *Smart Money* generated revenues of ₱423.7 million, ₱141.1 million and ₱12.9 million, respectively. In addition, Smart offers several other interactive activities, such as text games and chat services, developed on its own platform.

Smart's prepaid GSM subscriber base increased by 2,306,294, or 101.9%, to 4,569,616, whereas Smart's postpaid GSM subscriber base grew by 4,367, or 6.5%, to 72,050. Prepaid subscribers accounted for 98.4% of Smart's 4,641,666 GSM subscribers at December 31, 2001, while postpaid subscribers accounted for the remaining 1.6%. In contrast, Smart's prepaid analog subscriber base declined by 69.1% to 87,429 at December 31, 2001 from 282,529 at December 31, 2000, while Smart's postpaid analog subscriber base decreased by 32.7% to 164,749 at December 31, 2001 from 244,945 at December 31, 2000. Overall, Smart's analog subscriber base decreased during the year by 52.2% to 252,178 at the end of 2001.

The following table shows Smart's average ARPUs for the years ended December 31, 2000 and 2001:

	2000	2001
GSM		
Prepaid	₱895	₱591
Postpaid	2,140	1,853
Blended	981	617
Analog		
Prepaid	₱278	₱117
Postpaid	366	114
Blended	319	115

ARPU is computed for each month by dividing the relevant revenues for the month by the average of the beginning and ending subscribers for the relevant service for that month. Before January 2001, the beginning number of subscribers was used as the denominator. ARPUs for 2000 have since been recalculated using the new method. ARPU for any period of more than one month is calculated as the simple average of the ARPUs for each month in that period.

GSM ARPU and Churn Rates. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards booked by Smart as revenues when the cards are sold to dealers (on a non-refundable basis). Average monthly ARPU for prepaid GSM subscribers for 2001 was ₱591, compared to ₱895 for 2000. Smart also tracks ARPUs based on subscribers' actual usage of their prepaid cards. On this basis, average monthly ARPU for Smart's prepaid GSM service for 2001 was ₱579, compared to ₱738 for 2000. While the practice of recognizing revenues when the cards are sold to dealers may result in higher levels of ARPUs when cards are first released to the market, our experience in the past 12 months has been that ARPUs based on recognition of revenues upon sale of cards and upon usage of air time converged once a large base of subscribers was attained and inventory levels of prepaid cards in the distribution network were regularized.

The table below summarizes Smart's average monthly ARPUs for each of the quarters in 2001 for prepaid GSM subscribers based on sales and usage:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales	₱635	₱549	₱619	₱562
Usage	₱567	₱567	₱592	₱589

Smart's postpaid GSM service monthly ARPU is calculated in a manner similar to that of prepaid service, except that it consists mainly of monthly service fees (which may be applied to any type of voice or data service) and charges on usage in excess of the monthly service fees. Average monthly ARPU for postpaid GSM subscribers for 2001 was ₱1,853, compared to ₱2,140 for 2000. Smart's average monthly blended ARPU for 2001 for both prepaid and postpaid GSM services was ₱617, compared to ₱981 for 2000.

Revenues derived from Smart's 50% share of Piltel's prepaid GSM service under its revenue sharing agreement with Piltel are not included in Smart's computations of its ARPUs.

Smart's prepaid ARPUs have decreased as the subscriber base grew and prepaid card distribution regularized, but usage ARPUs have remained fairly stable in the last four quarters. We can give no assurance that ARPUs will not continue to decline in the future because, among other reasons, ARPUs tend to decline as the subscriber base grows and subscriber demographic profiles change.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as a subscriber when the subscriber activates and uses the SIM card in the handset, which already contains ₱100 of pre-stored air time. Subscribers can then reload by purchasing prepaid cards that are sold in denominations of ₱300, ₱500 and ₱1,000 or by purchasing additional air time through their handsets using *Smart Money.* Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2001 was 1.8%, compared to 0.4% in 2000. The churn rate in the fourth quarter of 2001 increased to 2.6% from 2.0% in the third quarter of 2001. Smart's churn rate in 2001 was influenced by several factors, including:

- The general economic slowdown in the Philippines, which may negatively impact some subscribers' abilities to afford the service;
- Technological advances, which may necessitate the upgrading of SIM cards. The introduction of *Smart zed*™ and *Smart Money* in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. This cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade to make use of Smart's various value-added services; and
- Network quality in the first half of 2001, which may have contributed to the increased churn rate during the second half of 2001. As Smart went through rapid subscriber growth in the first half of 2001, its network at times struggled to cope with the increased traffic. Since then, however, Smart has invested heavily in increasing its network capacity, and we believe that by the end of 2001, Smart's network capacity was sufficient to meet its present demands. Smart has budgeted ₱12,700.0 million in capital expenditures for 2002, ₱10,331.7 million of which will be spent on network expansion and improvement. Smart believes that with this planned expansion and improvement, it will continue to have sufficient capacity for anticipated increases in its GSM subscriber base in the near future.

As discussed above, a prepaid subscriber is disconnected and therefore recognized in churn if the subscriber does not reload within four months after the full usage or expiration of the subscriber's last reload. Reloads are valid for two months. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service. These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth such as those that have been experienced by Smart.

Smart's churn rates may continue to increase and Smart cannot predict whether, when, or at what level, its churn rate may eventually stabilize.

The average monthly churn rate for Smart's postpaid GSM subscribers in 2001 was 3.3%, a slight decrease from 3.4% in 2000. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 30 days of redirection, the account is disconnected. Within this 30-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via SMS.

Analog ARPU and Churn Rates. Average monthly ARPUs for prepaid and postpaid analog service in 2001 were ₱117 and ₱114, down from ₱278 and ₱366, respectively, in 2000. Blended ARPU for prepaid and postpaid analog service decreased by 63.9% to ₱115 in 2001 from a blended ARPU of ₱319 in 2000.

The churn rate for prepaid and postpaid analog subscribers is computed in the same way as that for prepaid and postpaid GSM subscribers. The average monthly churn rate for prepaid analog subscribers in 2001 increased to 8.8% from 3.0% in 2000 while the average monthly churn rate for postpaid analog subscribers was 3.3%, a decrease from 4.9% for 2000.

Piltel

Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001, after PLDT's ownership interest in Piltel's outstanding common stock decreased from 57.6% to 45.3% of the total. Accordingly, the following discussion is based on Piltel's results of operations for the full-year 2000 and proportionately for the first half of 2001 up to its deconsolidation.

Piltel markets its cellular services under the brand names *Talk 'N Text*, *Phone Pal* and *Mobiline*. *Talk 'N Text* is provided using Smart's GSM network, while *Phone Pal* and *Mobiline* are offered through Piltel's analog/CDMA network. *Talk 'N Text* and *Phone Pal* are prepaid services, while *Mobiline* is a postpaid service.

The following table shows Piltel's cellular subscriber base as of December 31, 2000 and 2001 and as of June 27, 2001:

	December 31,		June 27,
	2000	2001	2001
Cellular subscriber base	656,814	1,475,006	988,738
GSM — Prepaid	368,578	1,329,326	784,672
Analog/CDMA	288,236	145,680	204,066
Prepaid	200,042	76,473	125,294
Postpaid	88,194	69,207	78,772

At December 31, 2001, Piltel's cellular subscriber base increased by 818,192, or 124.6%, to 1,475,006 from 656,814 at the end of 2000 as a result of the growth of its prepaid GSM service, *Talk 'N Text*. Launched in April 2000, *Talk 'N Text* had over 750,000 subscribers at June 27, 2001 and over 1.3 million subscribers at the end of 2001. Through this prepaid GSM service, Piltel has built the third largest GSM subscriber base in the Philippines, gaining a foothold in the GSM market. In 2001, revenues generated from *Talk 'N Text* amounted to ₱1,508.5 million, net of interconnection costs and Smart's revenue share. Of this amount, ₱575.3 million was included in our cellular operating revenues, representing *Talk 'N Text* revenues for the first half of 2001, and ₱1,508.5 million was included in our cellular operating revenues as Smart's revenue share.

Piltel's cellular net revenue contribution to consolidated revenues amounted to ₱998.7 million for the first half of 2001 and ₱1,943.5 million for the full year 2000. For full year 2001, Piltel's cellular revenues amounted to ₱2,360.3 million. Of Piltel's total cellular revenues for the first half of 2001, 57.6% came from the prepaid GSM service, 11.0% from the prepaid analog/CDMA services, 8.8% from postpaid analog/CDMA services, and 22.6% from interconnection with local carriers and other miscellaneous revenues, compared with only 18.2% from prepaid GSM service, 17.1% from prepaid analog/CDMA services, 25.0% from postpaid analog/CDMA services, and 39.7% from interconnection and other miscellaneous revenues for 2000.

GSM ARPU and Churn Rates. Piltel's GSM ARPU per month is calculated by dividing gross revenues (including interconnection income attributable to *Talk 'N Text* subscribers and before deducting interconnection costs and Smart's revenue share) for the service by the average of the beginning and ending subscribers for the month. The average monthly ARPU for any period is then calculated as a simple average of the monthly ARPUs for that period. *Talk 'N Text's* monthly ARPU for the first half of 2001 was ₱414, compared to ₱1,032 for the same period in 2000. *Talk 'N Text*'s average monthly churn rate for 2001 was 2.7%, increasing from 0.8% in January 2001 to 4.5% in December 2001. We believe Piltel's GSM service churn rate in 2001 was influenced by the general economic slowdown in the Philippines, which may have negatively impacted some subscribers' abilities to afford the service. In addition, because churn for *Talk 'N Text* is computed in an identical manner to that of Smart's prepaid GSM service, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service. This effect may contribute to more rapid growth in churn following periods of rapid subscriber growth such as that experienced by Piltel since the launch of its GSM service.

Analog/CDMA ARPU and Churn Rates. Despite Piltel's focus on the expansion of its prepaid GSM service, it continues its efforts to manage churn and sustain its presence in the prepaid analog/CDMA market. Average monthly prepaid ARPU stood at ₱301 for the first half of 2001, compared to ₱427 for the same period in 2000. The average monthly churn rate for 2001 for the prepaid analog/CDMA service was 1.7%, while the average monthly churn rate for 2001 for the postpaid analog/CDMA service was 1.5%.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. In 2001, revenues derived from these services amounted to ₱767.1 million, a decrease of P14.7 million, or 1.9%, from the P781.8 million in 2000. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly owned subsidiary we formed in August 2000. ePLDT's principal business is the operation of an Internet data center under the brand name *Vitro*™. Granted pioneer status as an Internet data center by the Philippine Board of Investments, *Vitro*™ provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our ISP. We completed the transfer of PLDT's investment in Infocom to ePLDT on December 1, 2001 as part of the reorganization of our businesses along our three major business segments. ePLDT's investments also include the following subsidiaries that are engaged in the call center business:

- Contact World, Inc., a call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001;

- Parlance Systems, Inc., a call center facility capable of accommodating 500 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance Systems commenced operations in March 2002 with an initial capacity of 250 seats; and

- Vocativ Systems, Inc., a planned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. We expect Vocativ Systems to commence commercial operations in the second quarter of 2002.

See Note 7 to the accompanying financial statements for a description of ePLDT's other subsidiaries and affiliates and their respective businesses.

Revenues generated from our information and communications technology business in 2001 amounted to P468.9 million, increasing by P230.2 million, or 96.4%, from P238.7 million in 2000, and accounting for less than 1% of our consolidated revenues in each of these two years. Infocom, our ISP, contributed revenues of P333.9 million, an increase of P95.2 million, or 39.9%, over its revenue contribution of P238.7 million in 2000. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of P97.2 million from *Vitro*™ operations. Our call center business contributed revenues of P35.5 million, or 7.6%, of our total revenues derived from our information and communications technology business. Going forward, we expect revenues from our call center businesses to contribute significantly to our information and communications technology revenues with the full commercial operations of Vocativ Systems and Parlance Systems.

Consolidated Operating Expenses

Our consolidated operating expenses in 2001, which include Smart's operating expenses of P19,630.1 million, increased by P5,568.0 million, or 10.9%, to P56,428.1 million from P50,860.1 million in 2000. The primary factor contributing to this increase was higher non-cash charges, particularly depreciation and amortization charges, which accounted for 68.5% of the increase. Consolidated operating expenses decreased to 76.7% of our consolidated operating revenues in 2001 from 80.9% in 2000.

Fixed Line

Consolidated operating expenses related to our fixed line business totaled P32,309.0 million in 2001, an increase of P1,994.1 million, or 6.6%, from P30,314.9 million in 2000 largely as a result of higher depreciation and amortization charges. Excluding non-cash charges, our fixed line consolidated operating expenses decreased by P1,143.5 million, or 6.7%, to P16,039.4 million. Fixed line-related operating expenses as a percentage of our total fixed line operating revenues rose to 68.9% in 2001 from 65.9% in 2000.

In the last quarter of 2001, we implemented a number of cost reduction initiatives in our fixed line operations. These initiatives focused on reducing overtime costs, marketing and advertising expenses, consultancy fees, billing-related expenses, and travel and training expenses. With these initiatives, we have been able to manage the increase in our 2001 operating expenses. We intend to make further reductions in our operating expenses in the future.

The following table shows the breakdown of the total consolidated fixed line-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

(pesos in millions)	2000	%	2001	%
Fixed line services:				
Depreciation and amortization[8]	₱10,770.8	35.5	₱13,389.5	41.4
Compensation and benefits	7,310.8	24.1	7,144.1	22.1
Maintenance	3,141.5	10.3	3,294.8	10.2
Provision for doubtful accounts	2,361.2	7.8	2,880.1	8.9
Selling and promotions	1,751.2	5.8	1,232.5	3.8
Professional and other service fees	1,112.9	3.7	1,007.8	3.1
Rent	839.7	2.8	867.3	2.7
Taxes and licenses	540.3	1.8	408.3	1.3
Other operating costs	2,486.5	8.2	2,084.6	6.5
Total	₱30,314.9	100.0	₱32,309.0	100.0

Depreciation and amortization charges increased by ₱2,618.7 million, or 24.3%, to ₱13,389.5 million. The increase was attributable to an expanding depreciable asset base, mainly as a result of some completed projects, which accounted for ₱1,311.9 million of the increase in depreciation charges, and capitalized foreign exchange losses from revaluation of our net dollar liabilities incurred in acquiring various telecommunications equipment, which accounted for the remaining increase of ₱1,306.8 million in depreciation charges.

Compensation and benefits slightly decreased by ₱166.7 million, or 2.3%, to ₱7,144.1 million. This decrease reflects the effect of PLDT's manpower reduction program and reduced overtime costs, which were partially offset by salary increases granted to PLDT's non-supervisory employees pursuant to a new three-year collective bargaining agreement signed in March 2001.

Maintenance expenses increased by ₱153.3 million, or 4.9%, to ₱3,294.8 million primarily due to the effect of the peso depreciation on dollar-denominated maintenance costs, relating principally to the maintenance of our domestic fiber optic network.

Provision for doubtful accounts increased by ₱518.9 million, or 22.0%, to ₱2,880.1 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address the receivable problem with these second-tier carriers, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. Our provision for doubtful accounts in 2001 is equivalent to approximately 6% of our operating revenues, compared to approximately 5% in 2000.

Selling and promotion expenses decreased by ₱518.7 million, or 29.6%, to ₱1,232.5 million mainly due to a significant drop in PLDT's advertising and public relations expenses during the second half of 2001.

Professional and other service fees declined by ₱105.1 million, or 9.4%, to ₱1,007.8 million as a result of the reduction of PLDT's consultancy and payment facility expenses. The decrease in PLDT's consultancy and payment facility expenses was a result of the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense increased by ₱27.6 million, or 3.3%, to ₱867.3 million due mainly to the effect of the peso depreciation on dollar-denominated rental of international satellite circuits.

Taxes and licenses decreased by ₱132.0 million, or 24.4%, to ₱408.3 million mainly on account of lower radio licenses and permit fees paid in 2001 than in 2000 and lower property taxes resulting from disposal of some of PLDT's idle real properties.

Other operating costs decreased by ₱401.9 million, or 16.2%, to ₱2,084.6 million primarily due to reduced travel and training expenses and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2001 totaled ₱23,339.4 million, an increase of ₱3,105.0 million, or 15.3%, from ₱20,234.4 million in 2000. A significant portion of this increase was due to higher selling and promotion expenses and depreciation and amortization charges. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business dropped to 89.0% in 2001 from 121.2% in 2000 due to the exclusion of Piltel's operating expenses after June 27, 2001 from our consolidated statement of income for the year ended December 31, 2001. Piltel's operating expenses for 2000 amounted to ₱6,168.6 million, and for the period January 1 to June 27, 2001 totaled ₱2,688.7 million.

[8] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱4,589.9 million in 2001 and ₱3,283.1 million in 2000.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2000 and 2001 and the percentage of each expense item to the total:

(pesos in millions)	2000	%	2001	%
Wireless services:				
Selling and promotions	₱7,379.3	36.5	₱8,224.7	35.2
Depreciation and amortization[9]	7,090.1	35.0	8,020.0	34.4
Compensation and benefits	1,365.9	6.8	1,740.3	7.5
Maintenance	917.5	4.6	1,330.5	5.7
Rent	797.5	3.9	1,241.0	5.3
Professional and other service fees	383.5	1.9	869.9	3.7
Taxes and licenses	204.0	1.0	322.1	1.4
Provision for doubtful accounts	636.7	3.1	272.8	1.2
Other operating costs	1,459.9	7.2	1,318.1	5.6
Total	₱20,234.4	100.0	₱23,339.4	100.0

Selling and promotion expenses increased by ₱845.4 million, or 11.5%, to ₱8,224.7 million, on account of higher commissions paid and discounts given to dealers due to the significant growth in the cellular subscriber base. Smart's average subscriber acquisition cost for its GSM subscribers decreased by ₱499, or 26.2%, from ₱1,903 in 2000 to ₱1,404 in 2001. Subscriber acquisition costs in the third and fourth quarters were higher than the average at ₱1,597 and ₱1,717, respectively. The higher subscriber acquisition costs resulted from increased handset subsidies as well as a change in the mix of dealer sales (of handset and SIM card sales) resulting in higher commissions to dealers. In addition, changes in the prices and production life of popular handset models affect the level of Smart's handset subsidies and may cause fluctuations in subscriber acquisition costs. The contribution of handset subsidies to total subscriber acquisition costs ranged from a low of 3% in the first half of 2001 to a high of 29% in the third quarter. As computed, on an average basis for 2001, commissions to dealers accounted for 70.5% of subscriber acquisition costs while handset subsidies and advertising and promotions accounted for 16.0% and 13.5%, respectively.

Depreciation and amortization charges increased by ₱929.9 million, or 13.1%, to ₱8,020.0 million due to an expanding depreciable asset base mainly as a result of continued significant expansion and upgrading of Smart's GSM network. Depreciation charges attributable to the expanding depreciable asset base totaled approximately ₱1,685.9 million in 2001 and those attributable to the change in useful life of Smart's analog network totaled approximately ₱1,440.0 million. Smart reduced the estimated useful life of its analog network from 6.80 years to 2.25 years effective January 1, 2001 to reflect the effects of the continuing decline in Smart's analog subscribers, competition and other economic factors which have shortened the useful economic life of these assets. However, these increased depreciation charges were partially offset by a decrease in the depreciation charges contributed by Piltel due to its deconsolidation on June 27, 2001. Piltel's depreciation charge amounted to ₱1,504.5 million for the first half of 2001 and ₱3,165.0 million for the full year 2000.

Compensation and benefits rose by ₱374.4 million, or 27.4%, to ₱1,740.3 million primarily due to an increase in Smart's employee headcount from 3,453 as of December 31, 2000 to 5,035 as of December 31, 2001 to meet the staffing requirements of a rapidly expanding cellular network and subscriber base.

Maintenance expense increased by ₱413.0 million, or 45.0%, to ₱1,330.5 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Rental expense increased by ₱443.5 million, or 55.6%, to ₱1,241.0 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Professional and other service fees increased by ₱486.4 million, or 126.8%, to ₱869.9 million due to higher professional fees paid to technical consultants for the operation and maintenance of Smart's GSM network.

Taxes and licenses increased by ₱118.1 million, or 57.9%, to ₱322.1 million as a result of increased NTC supervision fees and radio permit fees.

Provision for doubtful accounts decreased by ₱363.9 million, or 57.2%, to ₱272.8 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base.

Other operating costs decreased by ₱141.8 million, or 9.7%, to ₱1,318.1 million mainly due to the effect of Piltel's deconsolidation amounting to ₱489.4 million, which was partially offset by an increase in Smart's other operating costs by ₱353.0 million. The increase in Smart's other operating costs was attributable to the provisioning for handset inventory obsolescence and increases in various operating expenses, such as printing and office supplies.

[9] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱656.5 million in 2001 and ₱1,192.0 million in 2000.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business amounted to ₱779.7 million in 2001, an increase of ₱468.9 million, or 150.9%, from ₱310.8 million in 2000. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business rose to 166.3% in 2001 from 130.2% in 2000, reflecting increased costs brought about by ePLDT's commercial operations that started on February 5, 2001 and the start-up nature of ePLDT's businesses and subsidiaries. Rent, professional and other service fees, and depreciation and amortization comprised the top three highest expenses, contributing 30%, 16.8% and 16.4%, respectively, to total operating expenses related to our information and communications technology business.

Net Operating Income

Our consolidated net operating income in 2001 amounted to ₱17,144.9 million, an increase of ₱5,101.9 million, or 42.4%, from ₱12,043.0 million in 2000. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than four percentage points to 23.3% from 19.1% in 2000.

On a non-consolidated basis, however, net operating income in 2001 amounted to ₱13,843.8 million, a decrease of ₱555.7 million, or 3.9%, from ₱14,399.5 million in 2000.

Fixed Line

In 2001, our fixed line business segment contributed an operating income of ₱14,567.7 million, a decrease of ₱1,084.4 million, or 6.9%, from ₱15,652.1 million in 2000. Although the declines in our national and international long distance revenues were more than offset by the increases in revenues from our local exchange service and data and other network services, the overall increase in our consolidated fixed line operating revenues was insufficient to cover the increase in consolidated fixed line-related operating expenses, particularly depreciation and amortization charges.

Wireless

Our wireless business segment registered an operating income of ₱2,888.0 million in 2001, as against an operating loss of ₱3,537.0 million in 2000. This turnaround was due to Smart's significant operating income contribution of ₱4,831.5 million, which was partly offset by Piltel's wireless-related operating loss of ₱1,662.1 million for the period January 1 to June 27, 2001.

Information and Communications Technology

In 2001, our information and communications technology business segment posted an operating loss of ₱310.8 million, an increase of 331.1% from an operating loss of ₱72.1 million incurred in 2000. This significant increase in operating losses was attributable to ePLDT, which started commercial operations only on February 5, 2001, as mentioned earlier.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2000 and 2001:

(in millions)	2000	2001
Interest expense and related items	₱17,164.9	₱17,016.9
Capitalized interest	(2,602.6)	(2,403.8)
Interest and other income	(2,359.0)	(2,000.9)
Other expenses (income)	(956.8)	1,655.4
Total	₱11,246.5	₱14,267.6

On a consolidated basis, our other expenses, net of other income, increased by ₱3,021.1 million, or 26.9%, to ₱14,267.6 million in 2001 from ₱11,246.5 million in 2000 due to the combined effects of:

- a one-time gain of ₱923.6 million realized by PLDT from the termination of a foreign currency swap agreement in 2000;
- an increase in foreign exchange/swap losses of ₱838.6 million in the first half of 2001 attributable to PLDT, Smart and Piltel; and
- a net loss provision of ₱600.0 million for an impairment in value of PLDT's investment in Piltel after June 27, 2001.

The minimal increase in interest expense and related items, net of capitalized interest, from ₱14,562.3 million in 2000 to ₱14,613.1 million in 2001 was due to the offsetting effects of:

- the ₱1,084.3 million increase in PLDT's interest expenses as a result of the peso depreciation; and
- the decrease in interest expense of ₱566.7 million due to Piltel's deconsolidation and the decreases in interest expenses of Smart and Mabuhay Satellite amounting to ₱369.9 million and ₱63.1 million, respectively.

Income Before Income Tax and Minority Interest

In 2001, our effective corporate tax rates were 26.3% and 19.6% on a consolidated and non-consolidated basis, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated income as shown on our financial statements and our taxable income, as well as the effect of a three year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart's GSM network expansion project. Our taxable income is different from income as shown on our financial statements because a portion of our financial income consists of interest income already subject to 20% final tax and equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is not subject to income tax. Smart's three year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of Smart's tax holiday.

In 2001, our income before income tax and minority interest in net losses of consolidated subsidiaries was ₱2,877.3 million, an increase of ₱2,080.8 million, or 261.2%, from ₱796.5 million in 2000. On a non- consolidated basis, however, income before income tax and equity share in net income of our subsidiaries in 2001 decreased by ₱3,457.5 million, or 49.5%, to ₱3,527.2 million from ₱6,984.7 million in 2000.

Consolidated provision for income tax in 2001 decreased by ₱602.1 million, or 33.0%, to ₱1,219.9 million from ₱1,822.0 million in 2000. On a non-consolidated basis, provision for income tax in 2001 also decreased by ₱1,235.0 million, or 59.7%, to ₱833.5 million from ₱2,068.5 million in 2000.

Net Income

As a result of the foregoing factors and after taking into account our share in net income of subsidiaries amounting to ₱724.2 million, our consolidated net income in 2001 stood at ₱3,417.9 million, an increase of ₱2,309.5 million, or 208.4%, from ₱1,108.4 million in 2000. This substantial increase was largely due to Smart's net income contribution of ₱3,852.5 million, a significant turnaround from a net loss of ₱406.1 million incurred in 2000. Five other consolidated subsidiaries also contributed a total net income of ₱244.2 million of which:

- ₱110.0 million was derived from Mabuhay Satellite, which includes a one-time recognition of a gain from debt restructuring amounting to ₱172.6 million;
- ₱49.5 million was derived from Subic Telecom;
- ₱37.5 million was derived from Telesat;
- ₱36.3 million was derived from Clark Telecom; and
- ₱10.9 million was derived from Smart-NTT Multimedia, Inc.

However, the combined net income of ₱4,096.7 million posted by the foregoing six subsidiaries was partially offset by the combined net losses of four other subsidiaries amounting to ₱3,372.5 million of which:

- ₱3,043.6 million was attributable to Piltel, prior to Piltel's deconsolidation effective June 27, 2001;
- ₱306.4 million was attributable to ePLDT;
- ₱16.1 million was attributable to MaraTel; and
- ₱6.4 million was attributable to ACeS Philippines.

See Notes 2 and 7 to the accompanying financial statements for further information on these consolidated subsidiaries.

However, before taking into account our equity share in net income (losses) of subsidiaries, PLDT's net income in 2001 decreased by ₱2,222.5 million, or 45.2%, to ₱2,693.7 million from ₱4,916.2 million in 2000. The decrease was mainly due to (1) an increase in interest expense of about ₱1,084.3 million in 2001; (2) a foreign exchange swap loss of ₱332.6 million in 2001, compared to a foreign exchange gain of ₱969.9 million in 2000; and (3) a fall in operating income of ₱555.7 million in 2001 because the increase in PLDT's operating expenses outpaced revenue growth during the year.

In contrast to the loss of ₱0.85 per share of common stock in 2000, we recorded basic earnings per common share of ₱11.35 in 2001, after taking into consideration the dividend payments to our preferred shareholders.

2000 COMPARED TO 1999

Consolidated Operating Revenues

Our consolidated operating revenues for 2000 grew by ₱7,211.3 million, or 12.9%, to ₱62,903.1 million from ₱55,691.8 million in 1999 largely driven by the strong growth in our cellular business. Smart and Piltel contributed ₱14,266.6 million and ₱3,073.9 million, respectively, to our 2000 consolidated operating revenues.

Fixed Line

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 1999 and 2000 by service segment:

(pesos in millions)	1999	%	2000	%
Fixed line services:				
Local exchange	₱16,187.9	36.9	₱18,977.9	41.3
International long distance	15,064.1	34.3	13,233.0	28.8
National long distance	10,218.5	23.3	10,550.2	23.0
Data and other network	2,015.6	4.6	2,963.2	6.4
Miscellaneous	379.2	0.9	242.7	0.5
	₱43,865.3	100.0	₱45,967.0	100.0

Local Exchange Service

After posting a revenue drop in 1999, our local exchange business registered a 17.2% revenue growth in 2000 mainly propelled by currency-related adjustments in service rates resulting from the depreciation of the peso relative to the dollar coupled with a higher average number of billed fixed lines in service. Local exchange service revenues for 2000, which include Piltel's and Smart's local exchange service revenues of ₱509.8 million and ₱168.2 million, respectively, grew by ₱2,790.0 million to ₱18,977.9 million from the previous year's ₱16,187.9 million. As a percentage of our consolidated operating revenues, local exchange service revenues increased from 29.1% in 1999 to 30.2% in 2000.

During 2000, the peso depreciated by 14% to an average of ₱44.779 to US$1.00 from an average of ₱39.234 to US$1.00 in 1999. The weakening of the peso contributed to the increase in our local exchange service revenues because we increased our monthly service rates to reflect the movements of the peso-to-dollar exchange rate pursuant to the currency exchange rate adjustment mechanism authorized by the NTC.

During 2000, we added on a gross basis, 477,515 fixed lines in service compared to gross additions of 435,282 fixed lines in service in 1999. On a net basis, our fixed lines in service increased by 118,526 in 2000, compared with a net increase of 165,613 fixed lines in service in 1999. Aggressive marketing and sales promotion activities sustained net line additions despite higher disconnection rates in 2000 compared to 1999. Including the local exchange facilities acquired from Smart, our total fixed lines in service at December 31, 2000 reached 1,915,985, up by 153,516, or 8.7%, from 1,762,469 at December 31, 1999. These additional lines not only contributed to the growth in revenues but also improved the ratio of fixed lines per employee from 134 to 144 despite an increase in PLDT's workforce by 106, or approximately 1%, from 13,179 at year-end 1999 to 13,285 at the end of 2000.

International Long Distance Service

Our international long distance service revenues for 2000 decreased by ₱1,831.1 million, or 12.2%, to ₱13,233.0 million from ₱15,064.1 million in 1999. As a percentage of consolidated operating revenues, our international long distance service revenues decreased from 27.0% in 1999 to 21.0% in 2000. Revenues generated from inbound call traffic accounted for 73% of our international long distance revenues for 2000, compared with 66% in 1999.

The decrease in our international long distance service revenues was attributable to sharp declines in international accounting and settlement rates. These declines offset strong growth in call volume, particularly from inbound traffic, and the positive impact of the peso depreciation against the U.S. dollar in 2000. The depreciation of the peso had a positive impact on international long distance revenues because inbound calls are billed in dollars, while outbound calling charges are also based on dollars that are then translated into pesos at the prevailing exchange rates at the time of billing.

Boosted by the growth in inbound call traffic, our total international long distance call volumes grew by about 117% in 2000 compared to 1999. Inbound call volumes increased by about 134%, while outbound call volumes grew by about 6%. PLDT's ratio of incoming to outgoing call volumes was about 15 to one in 2000 compared to about 7 to one in 1999.

The growth in inbound call traffic was largely driven by our decrease in rates, including our adoption of the benchmark international accounting rate of US$0.38 per minute on January 1, 2000, a year earlier than the date set by the U.S. FCC. Our modest growth in outbound call volumes reflected the impact of stiff competition that characterized the Philippine international long distance market during 2000.

National Long Distance Service

National long distance service revenues for 2000 increased by ₱331.7 million, or 3.2%, to ₱10,550.2 million from ₱10,218.5 million in 1999. As a percentage of consolidated operating revenues, national long distance service revenues declined to 16.8% in 2000 from 18.3% in 1999. The increase in our national long distance revenues resulted principally from increased call volumes. During 2000, PLDT's national long distance call volumes increased by about 15% compared to 1999. Our larger base of fixed lines in service coupled with growing call traffic from other service operators, including cellular operators, interconnecting through our network contributed to call volume growth.

Revenue growth was lower than call volume growth due to a change in call mix in favor of more calls that are subject to revenue sharing with other carriers.

Data and Other Network Services

Revenues from our data and other network services for 2000 increased by ₱947.6 million, or 47.0%, to ₱2,963.2 million from ₱2,015.6 million in 1999. These revenues, which in the previous years were reported as part of national and international long distance revenues, accounted for 4.7% of our consolidated operating revenues in 2000, compared with 3.6% in 1999.

Miscellaneous

Miscellaneous revenues generated in 2000 amounted to ₱242.7 million, a decrease of ₱136.5 million, or 36.0%, from ₱379.2 million in 1999. These revenues accounted for 0.4% of our consolidated operating revenues in 2000, compared to 0.7% in 1999. Miscellaneous revenues were mainly derived from directory advertising and facilities rental.

Wireless

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 1999 and 2000 by service segment:

(pesos in millions)	1999	%	2000	%
Wireless services:				
Cellular	₱11,133.1	95.7	₱15,915.6	95.3
Satellite, VSAT and others	498.4	4.3	781.8	4.7
	₱11,631.5	100.0	₱16,697.4	100.0

Cellular Service

Our cellular service revenues for 2000 increased by ₱4,782.5 million, or 43%, to ₱15,915.6 million from ₱11,133.1 million in 1999. These revenues accounted for 95.3% of our consolidated wireless service revenues in 2000, compared to 95.7% in 1999. Smart's cellular service revenues of ₱13,972.1 million for 2000 represented a substantial increase of ₱5,462.9 million, or 64.2%, over 1999. Piltel's cellular service revenues of ₱1,943.5 million for 2000 reflected a drop of ₱680.4 million, or 25.9%, from the previous year despite the growth in Piltel's subscriber base. The revenue drop was due to the continuing shift of Piltel's subscriber mix from the billed service to the lower-revenue generating prepaid service.

The following table shows Smart's average ARPUs for the years ended December 31, 1999 and 2000:

	1999	2000
GSM		
Prepaid	₱1,344	₱895
Postpaid	2,760	2,140
Blended	2,479	981
Analog		
Prepaid	529	278
Postpaid	752	366
Blended	657	319

ARPUs for 1999 and 2000 have been calculated according to the same method as ARPUs for 2001. For more information, see "— 2001 Compared to 2000 — Consolidated Operating Revenues — Wireless — Cellular Service — Smart."

The total number of our cellular subscribers increased by 2,033,186, or 137.2%, to 3,515,293 at December 31, 2000 from 1,482,107 at December 31, 1999. This significant increase was driven by the strong growth in the numbers of Smart and Piltel GSM subscribers. Smart's cellular subscribers increased by 1,833,329, or 178.8%, to 2,858,479 at December 31, 2000, from 1,025,150 at December 31, 1999, and the number of Piltel's cellular subscribers grew by 199,857, or 43.7%, to 656,814 at December 31, 2000, from 456,957 at December 31, 1999.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received from other companies for the leasing of transponders and VSAT facilities by Mabuhay Satellite and Telesat, respectively. In 2000, revenues derived from these services was ₱781.8 million, an increase of 56.9% from ₱498.4 million in 1999.

Information and Communications Technology

Incorporated only in August 2000, ePLDT was still in the pre-operating stage as of December 31, 2000. As a result, within this business segment, only Infocom had operating revenues. In 2000, Infocom contributed Internet revenues of ₱238.7 million, an increase of ₱43.7 million, or 22.4%, from ₱195.0 million in 1999. Although Infocom's user base increased significantly during the year, growth in the number of users far exceeded revenue growth because of lower-priced subscription plans and promotional pricing.

Consolidated Operating Expenses

Our consolidated operating expenses for 2000, which include Smart's and Piltel's operating expenses of ₱13,640.4 million and ₱6,780.1 million, respectively, increased by ₱8,105.5 million, or 19.0%, to ₱50,860.1 million from ₱42,754.6 million in 1999. This increase was largely due to higher non-cash operating costs and higher selling and promotion expenses attributable to Smart and Piltel.

Fixed Line

Consolidated operating expenses relating to our fixed line business in 2000, which include Smart's and Piltel's fixed line-related expenses of ₱599.9 million and ₱365.7 million, respectively, totaled ₱30,314.9 million, an increase of ₱1,858.5 million, or 6.5%, from the previous year's fixed line-related consolidated operating expenses of ₱28,456.4 million. The increase was mainly attributable to higher depreciation and amortization charges. PLDT acquired Smart's fixed line operations on August 31, 2000. As a percentage of consolidated operating revenues, fixed line-related consolidated operating expenses increased to 65.9% in 2000 from 64.9% in 1999.

The following table summarizes our consolidated fixed line-related operating expenses for the years ended December 31, 1999 and 2000 and the percentage of each expense item to the total:

(pesos in millions)	1999	%	2000	%
Fixed line services:				
Depreciation and amortization[10]	₱9,751.5	34.3	₱10,770.8	35.5
Compensation and benefits	6,895.9	24.2	7,310.8	24.1
Maintenance	3,066.2	10.8	3,141.5	10.3
Provision for doubtful accounts	2,293.9	8.1	2,361.2	7.8
Selling and promotions	1,981.8	7.0	1,751.2	5.8
Professional and other services	1,049.0	3.7	1,112.9	3.7
Rent	799.1	2.8	839.7	2.8
Taxes and licenses	469.1	1.6	540.3	1.8
Other operating costs	2,149.9	7.5	2,486.5	8.2
Total	₱28,456.4	100.0	₱30,314.9	100.0

Depreciation and amortization charges increased by ₱1,019.3 million, or 10.5%, to ₱10,770.8 million principally due to the increase in depreciation of capitalized foreign exchange differentials of ₱2,115.3 million. This increase was partially offset by the decrease in depreciation of our depreciable asset base relative to 1999 because we retired certain assets during 2000.

Compensation and benefits increased by ₱414.9 million, or 6.0%, to ₱7,310.8 million principally as a result of increases in salaries and benefits of our employees.

Maintenance expense slightly increased by ₱75.3 million, or 2.5%, to ₱3,141.5 million mainly due to higher maintenance costs for outside plant facilities.

Provision for doubtful accounts increased by ₱67.3 million, or 2.9%, to ₱2,361.2 million due to provisions for specifically identified amounts for PLDT's fixed line residential subscribers and various second-tier foreign administrators.

Selling and promotion expenses decreased by ₱230.6 million, or 11.6%, to ₱1,751.2 million mainly because of a focus on product-specific advertising and a decrease in general corporate advertising.

Professional and other service fees increased by ₱63.9 million, or 6.1%, to ₱1,112.9 million mainly due to higher PLDT consultancy and payment facility expenses.

Rent expense increased by ₱40.6 million, or 5.1%, to ₱839.7 million due to PLDT's pole rentals for its aerial cables.

Taxes and license expenses increased by ₱71.2 million, or 15.2%, to ₱540.3 million due to higher NTC supervision and permit fees paid in 2000.

Other operating costs increased by ₱336.6 million, or 15.7%, to ₱2,486.5 million due to higher telephone billing expenses and other related costs.

Wireless

Consolidated operating expenses related to our wireless business in 2000 totaled ₱20,234.4 million, an increase of ₱6,190.6 million, or 44.1%, over consolidated expenses of ₱14,043.8 million in 1999. The substantial increase was a result of Smart's and Piltel's higher selling and promotion expenses to expand their shares of the highly competitive Philippine cellular market. As a percentage of consolidated operating revenues, consolidated operating expenses associated with our wireless service increased to 32.2% in 2000 from 25.2% in 1999.

[10] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱1,167.8 million in 1999 and ₱3,283.1 million in 2000.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 1999 and 2000 and the percentage of each expense item to the total:

(pesos in millions)	1999	%	2000	%
Wireless services:				
Selling and promotions	₱1,694.8	12.1	₱7,379.3	36.5
Depreciation and amortization[11]	5,551.2	39.5	7,090.1	35.0
Compensation and benefits	1,241.0	8.8	1,365.9	6.8
Maintenance	965.6	6.9	917.5	4.5
Rent	691.7	4.9	797.5	3.9
Provision for doubtful accounts	1,404.1	10.0	636.7	3.2
Professional and other service fees	314.6	2.2	383.5	1.9
Taxes and licenses	94.3	0.7	204.0	1.0
Other operating costs	2,086.5	14.9	1,459.9	7.2
Total	₱14,043.8	100.0	₱20,234.4	100.0

Selling and promotion expenses sharply increased by ₱5,684.5 million, or 335.4%, to ₱7,379.3 million because of substantially higher commissions and cellular handset subsidies offered by Smart and Piltel in connection with their aggressive selling and promotional activities for their cellular services. After, having achieved the desired growth in its GSM subscriber base in the first half of 2000, Smart began to reduce its selling and promotion expense in July 2000.

Depreciation and amortization charges increased by ₱1,538.9 million, or 27.7%, to ₱7,090.1 million principally due to the increases in depreciation of capitalized foreign exchange differentials and depreciable asset base of ₱1,009.1 million and ₱529.8 million, respectively.

Compensation and benefits increased by ₱124.9 million, or 10.1%, to ₱1,365.9 million, principally as a result of higher employees' salaries and benefits.

Maintenance expense dropped by ₱48.1 million, or 5.0%, to ₱917.5 million mainly due to higher maintenance costs for Piltel's base stations, as some of these stations are now co-located with Smart base stations.

Rent expense increased by ₱105.8 million, or 15.3%, to ₱797.5 million primarily due to higher transmission costs incurred by Smart for its nationwide cellular network.

Provision for doubtful accounts dropped by ₱767.4 million, or 54.7%, to ₱636.7 million due to an increasing percentage of Smart's and Piltel's cellular customers that subscribe to prepaid services, as opposed to postpaid or billed cellular service.

Professional and other service fees increased by ₱68.9 million, or 21.9%, to ₱383.5 million due to technical consultancy fees for the operation and maintenance of our GSM network.

Taxes and licenses increased by ₱109.7 million, or 116.3%, to ₱204.0 million due to higher NTC supervisory and radio permit fees.

Other operating costs decreased by ₱626.6 million, or 30.0%, to ₱1,459.9 million, mainly due to lower transportation and travel expenses and agents training on cellular-related businesses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the year 2000 amounted to ₱310.8 million, an increase of ₱56.4 million, or 22.2%, from ₱254.4 million in 1999. As a percentage of total consolidated operating revenues, information and communications technology operating costs remained relatively flat at 0.5% for the years ended December 31, 2000 and 1999.

Net Operating Income

Our consolidated net operating income for 2000 was ₱12,043.0 million, a decrease of ₱894.2 million, or 6.9%, from ₱12,937.2 million in 1999. Consequently, our consolidated operating margin decreased to 19.1% in 2000 from 23.2% in 1999.

[11] Includes depreciation of capitalized foreign exchange losses from revaluation of net dollar liabilities of ₱182.9 million in 1999 and ₱1,192.0 million in 2000.

Fixed Line

Our fixed line services posted an operating income of ₱15,652.1 million in 2000, a 1.6% increase from ₱15,408.9 million in 1999. The overall increase in operating revenues was just enough to cover for higher operating costs during the year, mainly consisting of non-cash charges such as depreciation and amortization.

Wireless

For the year ended December 31, 2000, consolidated operating losses resulting from our wireless business amounted to ₱3,537.0 million, compared to an operating loss in 1999 of ₱2,412.3 million. This increased operating loss was primarily due to higher selling and promotional expenses incurred by both Smart and Piltel as part of the strategy during the first half of the year to increase the number of their GSM subscribers.

Information and Communications Technology

The operating loss attributable to Infocom amounted to ₱72.1 million in 2000, compared to a loss of ₱59.4 million in 1999. The higher operating loss resulted mainly from higher selling and promotion expenses associated with Infocom's strategy to increase its user base.

Other Expenses — Net

On a consolidated basis, our other expenses, net of our other income, increased by ₱1,553.7 million, or 16.0%, to ₱11,246.5 million in 2000 from ₱9,692.8 million in 1999. The increase was mainly due to higher interest charges on U.S. dollar-denominated debts as a result of the depreciation of the Philippine peso, net of an increase in other income resulting from a gain on the termination of a foreign currency swap agreement in the first quarter of 2000.

Income Before Income Tax and Minority Interest

Income before income tax and minority interest in net losses of our consolidated subsidiaries in 2000 was ₱796.5 million, a decrease of ₱2,447.9 million, or 75.5%, from ₱3,244.4 million in 1999. On a non- consolidated basis, however, our income before income tax and equity share in net losses of subsidiaries in 2000 slightly increased by ₱21.1 million to ₱6,984.7 million from last year's ₱6,963.6 million. Provision for income tax decreased by ₱193.2 million, or 9.6%, to ₱1,822.0 million in 2000 from ₱2,015.2 million in 1999.

Net Income

As a result of the factors discussed above and before taking into account our equity share in net losses of subsidiaries, our net income of ₱4,916.2 million for 2000 remained relatively unchanged compared with our net income of ₱4,939.2 million for 1999. On a consolidated basis, however, net income for 2000 dropped by ₱1,986.2 million, or 64.2%, to ₱1,108.4 million from ₱3,094.6 million for 1999 after taking into account our equity share in net losses of subsidiaries amounting to ₱3,807.8 million. In 1999, our equity share in net losses of subsidiaries was ₱1,844.6 million.

Losses incurred by subsidiaries in 2000 totaled ₱3,953.8 million, of which ₱3,426.3 million was contributed by Piltel; ₱406.1 million by Smart; and the remaining ₱121.4 million, by Infocom. Partially offsetting these losses was the combined net income of ₱146.0 million posted by seven other subsidiaries, namely, Mabuhay Satellite, Subic Telecom, Clark Telecom, Telesat, Smart-NTT Multimedia, ePLDT and ACeS Philippines. ePLDT and ACeS Philippines are still in their pre-operating stages, and the net income of each of these subsidiaries relates only to interest income derived from placements and savings accounts.

As a result of its marketing cost reduction efforts in the second half of 2000 and the significant growth of its GSM subscriber base, Smart posted a net income of ₱1,482.1 million for the second half of 2000, recovering part of its losses in the first half of the year.

Mabuhay Satellite posted a net income of ₱90.6 million in 2000. This financial turnaround was attributable to the strong demand in 2000 for its transponders.

In contrast to the earnings of ₱12.77 per common share in 1999, we suffered a loss of ₱0.85 per common share, both basic and diluted, in 2000 after taking into account the dividend payments to our preferred shareholders.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows, capitalization and other selected financial data as of and for the years ended December 31, 1999, 2000 and 2001:

	Consolidated			Non-Consolidated		
(in millions)	1999	2000	2001	1999	2000	2001
Cash Flows						
Net cash provided by operating activities	₱30,887.7	₱35,727.1	₱40,039.8	₱24,778.4	₱30,558.4	₱28,018.7
Cash used in investing activities	21,342.2	25,666.9	30,752.8	17,481.4	30,841.9	13,752.4
Net cash provided by (used in) financing activities	(7,946.1)	(10,433.3)	(14,862.5)	(4,566.9)	201.8	(19,806.0)
Cash and cash equivalents	9,290.2	9,674.3	4,122.7	7,073.6	7,780.8	2,336.2
Capitalization						
Notes payable	12,957.9	4,116.8	6,461.9	6,275.8	50.0	1,961.9
Current portion of long-term debt	9,444.1	12,856.8	19,285.7	8,063.3	10,891.8	14,274.4
Long-term debt – net of current portion	142,940.3	179,068.1	149,593.8	107,408.6	135,296.6	₱127,240.8
	165,342.3	196,041.7	175,341.4	121,747.7	146,238.4	143,477.1
Stockholders' equity	73,212.5	86,527.4	88,627.6	73,212.5	86,527.4	88,627.6
	₱238,554.8	₱282,569.1	₱263,969.0	₱194,960.2	₱232,765.8	₱232,104.7
Other Financial Data						
Total assets	₱279,062.9	₱326,152.5	₱307,622.3	₱221,253.2	₱264,934.8	₱264,513.3
Property, plant and equipment – net	225,811.2	272,397.7	256,477.0	161,987.8	198,521.5	197,646.8
Capital expenditures	22,062.3	27,109.0	30,554.4	15,863.4	11,520.0	9,684.4

As of December 31, 2001, non-consolidated cash and cash equivalents totaled ₱2,336.2 million, while consolidated cash and cash equivalents amounted to ₱4,122.7 million. Principal sources of cash in 2001 were cash flows from operations amounting to ₱40,039.8 million; drawings from existing long-term and short-term credit facilities totaling ₱17,044.7 million and ₱1,581.0 million, respectively; and equity funds raised through PLDT's subscriber investment plan amounting to ₱232.3 million. These funds were used principally for capital outlays of ₱30,554.4 million, including capitalized interest of ₱2,403.8 million; interest payments of ₱16,070.7 million charged to operations; and repayments of long-term debt amounting to ₱15,829.1 million.

We expect that we will require substantial new external financing during the coming twelve months in order to fund all of our operating, investment, capital expenditure and debt service requirements and to refinance and extend the maturities of our short-term and medium-term indebtedness. We are also seeking to carry out the sale of a minority interest in Smart or the sale of selected assets, the proceeds of which will primarily be used to reduce our indebtedness.

Operating Activities

On a consolidated basis, net cash flows from operating activities in 2001 increased by ₱4,312.7 million, or 12.1%, to ₱40,039.8 million from ₱35,727.1 million in 2000 and by ₱4,839.4 million, or 15.7%, from ₱30,887.7 million in 1999, reflecting higher earnings on the back of strong growth in operating revenues, largely from our wireless business.

Over the past several years, our dependence on our international and national long distance services has decreased. In 2001, 2000 and 1999, our international and national long distance services together accounted for approximately 27.0%, 37.8% and 45.4%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 16.6% in 2001 and 5.9% in 2000 due to competition and declining prices. We expect the decline in revenues from our long distance businesses to lower future operating cash flows.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 35.6% and 6.5%, respectively, of our 2001 consolidated operating revenues, compared to 26.5% and 4.7%, respectively, in 2000. Revenues from local exchange service continued to be stable at approximately 29.7% of consolidated operating revenues in 2001, 30.2% in 2000 and 29.1% in 1999.

PLDT's contribution to consolidated cash flows from operating activities amounted to ₱28,018.7 million in 2001, a decrease of ₱2,539.7 million, or 8.3%, from ₱30,558.4 million in 2000. This decrease in operating cash flows was attributable to settlements in 2001 of certain payables outstanding at the end of 2000.

Our subsidiaries, particularly Smart, contributed significant cash from operations. Smart generated cash from operations of ₱9,616.8 million in 2001, or approximately 24.0% of consolidated cash flow from operations, reflecting the continuing strong performance of Smart's business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before January 2003, while others require that a portion of the loan equal to the amount of the dividend be prepaid. Smart is seeking to obtain waivers from its lenders which would permit it to begin paying dividends to PLDT. We cannot assure you that these waivers will be obtained on a timely basis, or at all, or what amounts, if any, Smart would be permitted or financially able to distribute.

As of December 31, 2001, intercompany liabilities included (1) PLDT's payables to Smart of ₱3,932.0 million, consisting of ₱2,350.2 million in interconnection fees and ₱1,581.8 million in subscription payable for Smart's preferred stock, which PLDT intends to settle by the transfer of certain of its assets currently being used by Smart; (2) Piltel's liabilities to Smart amounting to ₱1,557.9 million in relation to the facilities, customer services and administrative support and management service agreements as well as the revenue sharing agreement entered into by both parties; and (3) Piltel's liabilities to PLDT of ₱523.2 million for outstanding interconnection charges. For a detailed discussion of these related party transactions, see "— Related Party Transactions and Relationships" and Note 13 to the accompanying financial statements.

For the year ended December 31, 2000, our operating activities continued to generate strong cash flows. Net cash provided by our operating activities for the year, including Smart's net cash provided by operating activities of ₱3,219.8 million and Piltel's net cash used in operating activities of ₱1,972.3 million, amounted to ₱35,727.1 million. This amount was 15.7% higher than the 1999 net cash flows from operations of ₱30,887.7 million.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2001 increased by ₱5,085.9 million, or 19.8%, to ₱30,752.8 million from ₱25,666.9 million in 2000 as a result of Smart's higher capital spending. Conversely, net cash used in investing activities on a non-consolidated basis decreased by ₱17,089.5 million, or 55.4%, to ₱13,752.4 million from ₱30,841.9 million in 2000 on account of PLDT's lower investments.

Consolidated capital expenditures in 2001 totaled ₱30,554.4 million, an increase of ₱3,445.4 million, or 12.7%, over 2000 primarily due to higher capital spending by Smart. Smart's capital spending of ₱19,034.3 million in 2001 was used to expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of ₱9,684.4 million was principally used to finance the continued build-out of its data and IP infrastructure and investment in Asia Pacific Cable Network 2 and other international cable projects. ePLDT's capital investment of ₱1,579.5 million was used to fund its Internet data center, call center business investments, and other Internet-related initiatives.

In 2001, PLDT made additional investments in some of its subsidiaries and affiliates and in other strategic acquisitions in the amount of ₱4,351.2 million. Conversely, PLDT received cash dividends from three subsidiaries totaling ₱95.9 million — ₱50.0 million from Subic Telecom, ₱27.0 million from Clark Telecom and ₱18.9 million from Telesat. Cash investments for 2001 were principally as follows:

- ₱1,000 million in Smart;
- ₱2,003.3 million in Piltel;
- ₱524.0 million in ePLDT;
- ₱451.3 million to acquire a 92.3% equity interest in MaraTel in June 2001 to expand and strengthen our presence in the southern part of the Philippines; and
- ₱363.1 million to acquire AT&T's 40% equity interest in Subic Telecom, making Subic Telecom a wholly-owned subsidiary of PLDT effective February 16, 2001.

In 2000 and 2001, PLDT provided to Piltel ₱2,317.2 million (US$48.1 million) and ₱2,003.3 million (US$40.7 million), respectively, under the letter of support issued by PLDT as part of Piltel's debt restructuring to make up for shortfalls in Piltel's operating cash flows. Drawings under the PLDT letter of support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. The remaining undrawn balance under the PLDT letter of support as of December 31, 2001 was US$61.2 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including to Piltel bondholders claiming US$9.9 million in redemption price of their bonds who have recently sent Piltel a notice of acceleration of their bonds), additional drawings under the letter of support would likely be required to provide all or a portion of the funds needed by Piltel. Accordingly, we cannot assure that additional amounts will not have to be drawn under the letter of support nor can we predict when the remaining undrawn balance under the letter of support will be exhausted.

Including the ₱524.0 million cash investment in ePLDT in 2001, PLDT has made ₱1,178.6 million in equity investments and ₱1,569.0 million in advances to fund *Vitro*™ and to invest in Stradcom, Sidera, Contact World, mySecureSign, Netopia, MindStream, eYP.ph, Bayantrade, iPlus and Infocom (see Note 7 to the accompanying financial statements for a description of these investments). PLDT's equity investments in ePLDT included ₱134.6 million in Infocom shares of stock and the third and fourth floors of PLDT's Information Systems Data Center used by ePLDT for its data center business valued at ₱270.0 million.

For 2002, we anticipate much lower capital expenditures and reduced equity investments. Our budget for capital expenditures in 2002 is ₱22,100 million, of which approximately ₱8,500 million is budgeted to be spent by PLDT to serve the growing demand for fixed line data and network services, ₱12,700 million is budgeted to be spent by Smart to further expand and upgrade its GSM network to meet the increasing demand for cellular service, and the remainder is budgeted to be spent by our other subsidiaries.

We expect PLDT's new equity investments in subsidiaries and affiliates for 2002 will not exceed ₱1,000 million, of which approximately ₱600.0 million (US$11.6 million) is budgeted to be used to fund Piltel's additional drawings on the letter of support, as mentioned above, and the balance is largely budgeted to be used to finance ePLDT's various call center and other business initiatives, which PLDT will consider on a case by case basis.

On a consolidated basis, we used net cash of ₱25,666.9 million for our investing activities in 2000 compared to ₱21,342.2 million in 1999. This increase of ₱4,324.7 million, or 20.3%, in 2000 was mainly due to our higher capital spending in 2000.

Our consolidated capital expenditures in 2000, including capitalized interest of ₱2,602.6 million, increased by ₱5,046.7 million, or 22.9%, to ₱27,109.0 million from ₱22,062.3 million in 1999. The increase was largely attributable to PLDT and Smart, which spent ₱11,520.0 million and ₱14,639.5 million, respectively. Our consolidated capital expenditures in 1999, including capitalized interest of ₱3,042.5 million, were ₱22,062.3 million. PLDT's capital outlay in 2000, which included investments in international submarine cable projects and the Internet data center, was primarily intended for the creation of additional facilities to support new products and services in line with its current thrust to focus on the development and implementation of systems and infrastructures to address the rapidly growing data and Internet markets. Smart's capital spending was for the expansion and upgrading of its nationwide GSM network to meet the increasing demand for wireless services.

Financing Activities

On a consolidated basis we used net cash of ₱14,862.5 million for financing activities in 2001, compared to ₱10,433.3 million net cash used in financing activities in 2000 and ₱7,946.1 million net cash used in financing activities in 1999. On a non-consolidated basis, net cash used in financing activities amounted to ₱19,806.0 million in 2001, compared to ₱201.8 million net cash provided by financing activities in 2000 and ₱4,566.9 million net cash used in financing activities in 1999. The net cash used in financing activities in 2001 was significantly higher than in 2000 due to (1) higher interest payments resulting from the depreciation of the peso against the U.S. dollar, (2) availments of additional loans in 2001 and (3) proceeds from the issuance of PLDT's common shares to NTT Communications Capital (UK) Limited, a wholly-owned subsidiary of our strategic partner NTT Communications Corporation, amounting to ₱13,877.8 million in 2000. On a stand-alone basis, Smart's net cash provided by financing activities increased by ₱1,439.9 million to ₱9,057.4 million in 2001 from ₱7,617.5 million in 2000.

Debt Financing

Our consolidated drawings from existing credit facilities during 2001 totaled ₱17,044.7 million, mainly consisting of PLDT's drawdowns of ₱5,383.0 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies and Smart's drawdowns of ₱11,270.3 million, principally from its Phase 5 GSM loan facilities.

Our consolidated indebtedness at year-end 2001 totaled ₱175,341.4 million, a decrease of ₱20,700.3 million, or 10.6%, from ₱196,041.7 million at the end of 2000. The decrease in consolidated indebtedness was mainly due to the (1) exclusion of Piltel's indebtedness of ₱21,774.4 million as of June 27, 2001 as a result of its deconsolidation and (2) net reduction of PLDT's long-term debt amounting to ₱8,246.4 million. These decreases were partially offset by Smart's net addition to long-term debt of ₱9,575.2 million in 2001. Unconsolidated indebtedness at the end of 2001 amounted to ₱143,477.1 million, a decrease of ₱2,761.3 million, or 1.9%, from ₱146,238.4 million at year-end 2000. Smart's indebtedness at year-end 2001 stood at ₱26,201.9 million, an increase of ₱10,350.9 million, or 65.3%, from ₱15,851.0 million at the end of 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term loan facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized committed peso-denominated long-term loan facilities of ₱600.0 million. Subsequently, US$9.4 million of PLDT's dollar-denominated undrawn credit facilities was cancelled due to a change in the terms of the underlying supplier contracts.

The scheduled maturities of our outstanding indebtedness as of December 31, 2001 are as follows:

(in millions) Maturity	Consolidated	Non-Consolidated
2002	₱ 23,814.3	₱18,803.0
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

Approximately ₱108,209.7 million principal amount of our consolidated outstanding indebtedness as of December 31, 2001 is scheduled to mature over the period 2002 to 2005, of which approximately ₱85,960.9 million and ₱18,621.6 million is attributable to PLDT and Smart, respectively. The remainder of our outstanding indebtedness is attributable to our other subsidiaries.

On January 25, 2002, PLDT signed two loan agreements with *Kreditanstalt fur Weideraufbau*, or KfW, of Germany that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under our existing loans from KfW becoming due from January 2002 until December 2004. The facility is composed of two nine-year loans, inclusive of a two-year grace period during which no principal is payable, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans which they are to repay fall due, are currently available. The loan agreements have been amended to provide that in the event that (1) by June 30, 2002, PLDT has not placed a bond having a principal amount of at least US$250 million and having a 10-year term; (2) by June 30, 2002, PLDT has not been granted a loan from Japan Bank for International Cooperation; (3) by December 31, 2002, Japan Bank for International Cooperation and/or other similar lenders do not agree to provide PLDT with an aggregate of at least US$100 million and (4) by December 31, 2002, PLDT has not received financing in an aggregate amount of at least US$350 million from bank loans or the capital markets or other sources, including a sale of shares in Smart, then KfW will not be obligated to make additional disbursements under the new KfW facility and PLDT will be required to promptly repay the entire principal amount outstanding under the facility. The portion of the debt to be refinanced by this facility that matures in 2002, which amounts to US$49.7 million (₱2,566.7 million), is presented under Long-term debt — net of current portion in our balance sheet as of December 31, 2001.

In June 2000, we obtained from a group of lenders a ₱1,270.0 million loan in tranches of three-, five- and ten-year maturities with fixed interest rates per annum of 12.875%, 14% and 15%, respectively. In August 2000, we also entered into loan agreements with three foreign lenders involving an aggregate amount of US$197.2 million in connection with PLDT's acquisition of Smart's local exchange carrier business. See Note 10 to the accompanying financial statements for further discussion. In April 1999, we issued 10.5% Notes due 2009 in an aggregate amount of US$175 million, representing a partial drawdown from our US$250 million Global Medium Term Note Program. In November 1999, we also issued Fixed Rate Corporate Notes in the aggregate amount of ₱1,500.0 million. These peso-denominated notes were issued in three tranches of three-, five- and seven-year maturities.

Consolidated long-term debt, net of current portion, and stockholders' equity were ₱179,068.1 million and ₱86,527.4 million, respectively, as of December 31, 2000, compared with ₱142,940.3 million and ₱73,212.5 million, respectively, as of December 31, 1999. On a consolidated basis, our short-term borrowings were reduced by ₱10,895.4 million in 2000 and ₱4,657.7 million in 1999, while our repayments of long-term debt amounted to ₱19,241.3 million in 2000 and ₱13,838.3 million in 1999.

As of December 31, 2000, PLDT had undrawn committed dollar-denominated long-term loan facilities in the aggregate amount of US$112.5 million (₱5,623.4 million) and unutilized peso-denominated credit facilities totaling ₱1,620.0 million.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- interest coverage ratio on a non-consolidated basis of not less than 150%, 180% or 200%;

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Under the terms of one loan, PLDT is required to estimate its net revenues and debt service requirements for each upcoming year. Under this loan, PLDT is restricted in its ability to incur any debt unless its projected net revenues for each year during the term of the debt to be incurred is at least 1.1 times its projected debt service requirements for that year on all its debt, including any debt to be incurred in that year.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, asset impairment charges that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since over 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. In 2000, the peso depreciated sharply by 24.0% from ₱40.298 = US$1.00 on January 1, 2000, to ₱49.986 = US$1.00 on December 31, 2000. As of April 9, 2002, the exchange rate was ₱51.042 = US$1.00. Certain of our financial ratios may be adversely affected by asset impairment charges. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting in complying with non-consolidated covenants due to restrictions on the payment of dividends by Smart.

To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- prepaying other debt;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Refinancing Requirements

PLDT does not expect that its available cash, including cash flow from operations and drawings from existing credit facilities, will be sufficient to repay the principal of all its debts at their stated maturities, including US$363.8 million principal amount of debt (including short-term debt) scheduled to mature in 2002, including US$100 million in principal amount of bonds maturing in August 2002, US$572.0 million principal amount of debt scheduled to mature in 2003 and US$404.5 million principal amount of debt scheduled to mature in 2004. Accordingly, PLDT will need to refinance a substantial portion of its debts during the next 36 months and we expect that we will require substantial new external financing during the coming 12 months. PLDT intends to reduce its capital expenditures and investments, cut dividend payments to common shareholders, and increase the application of available cash to reduce its indebtedness. Smart is also seeking waivers of loan covenant restrictions to permit Smart to distribute dividends to PLDT. PLDT is seeking to sell a minority stake in Smart to generate additional funds and is in discussions with prospective investors in Smart. We intend to secure additional financings from banks and other institutional lenders, and the capital markets. Our ability to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, credit ratings and other factors, many of which are beyond our control. We can make no assurance that we will be able to complete the sale of an interest in Smart or when and on what terms any such sale may be made. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

PLDT's corporate credit ratings were recently downgraded by Moody's Investor Services, Standard & Poor's Ratings Group and Fitch IBCA, Duff & Phelps to "Ba3", "BB-" and "BB-", respectively. The downgrades were prompted by concerns over PLDT's ability to refinance its debts particularly as it has a relatively short debt maturity structure and a highly leveraged balance sheet. These credit rating downgrades may significantly affect the terms of our prospective financing, particularly financing costs. However, none of our existing indebtedness contains provisions under which rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

Off-Balance Sheet Financing

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$58.6 million (₱3,029.0 million) in 2001 and US$78.3 million (₱3,913.9 million) in 2000 that resulted in losses of US$2.0 million (₱103.4 million) and US$4.1 million (₱204.9 million), respectively. The losses are included in the "Other Expenses — net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets. We do not anticipate that we will continue to sell receivables under these facilities going forward.

Equity Financing

Through its subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of its 10% Cumulative Convertible Preferred Stock, PLDT was able to raise equity funds of ₱232.3 million in 2001 and ₱316.5 million in 2000. In 2000, PLDT also realized proceeds of ₱13,877.9 million from the issuance of its common shares to NTTC-UK resulting in a consolidated year-end 2000 cash and cash equivalent balance of ₱9,674.3 million, of which ₱5,551.6 million was used to partially cover our cash requirements in 2001.

Dividends paid to PLDT shareholders amounted to ₱1,819.6 million in 2001, ₱1,875.6 million in 2000 and ₱1,649.1 million in 1999, of which ₱401.5 million, ₱694.2 million and ₱582.2 million, respectively, were paid to common shareholders and the balance to preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since July 2001, and it does not expect to pay its common shareholders any cash dividends in 2002.

In order to raise additional equity financing, PLDT may need to increase its authorized capital stock, which would require approval of shareholders representing two-thirds of PLDT's outstanding shares of capital stock. If such approval were required, PLDT cannot assure you that it would be able to obtain the approval on a timely basis, or at all. As a result, PLDT's ability to raise additional financing from the issuance of equity or equity-linked instruments may be impaired.

High and low sales prices for PLDT's common shares on the Philippine Stock Exchange and American Depositary Shares on the New York Stock Exchange for each of the full quarterly period during 2000 and 2001 were as follows:

	Philippine Stock Exchange		New York Stock Exchange*	
	High	Low	High	Low
2000				
First Quarter	₱1,100.00	₱840.00	US$28 1/4	US$20 1/2
Second Quarter	955.00	665.00	23 1/16	16 1/16
Third Quarter	810.00	660.00	18 5/8	14 7/8
Fourth Quarter	935.00	735.00	19 1/8	15
2001				
First Quarter	₱1,060.00	₱695.00	US$20.7500	US$14.1900
Second Quarter	745.00	610.00	14.6000	12.0700
Third Quarter	735.00	475.00	14.1500	9.3000
Fourth Quarter	475.00	332.50	9.4000	6.5500

* Effective January 29, 2001, PLDT converted to decimal system of pricing in compliance with the new trading standard required by the U.S. Securities and Exchange Commission.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2001:

		Payments Due by Period			
(in millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term lease obligations	₱9,508.3	₱1,457.1	₱3,173.6	₱3,026.0	₱1,851.6
Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
Other long-term obligations	19,574.4	-	-	-	19,574.4
Total	₱31,863.5	₱1,776.6	₱3,786.3	₱3,572.0	₱22,728.6

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for the current year is US$18.0 million. PLDT is considering seeking to amend this agreement because of satellite interference affecting some of the leased transponders. As of March 31, 2002, the aggregate remaining obligation was approximately US$108.5 million.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's (a) transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement and (b) grant of a continuing security interest of first priority in all Mabuhay Satellite's rights, title and interest in, to and under the Transponder

Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. In case of cancellation, PLDT is liable to pay ₱100 million for each of the two contracts as liquidated damages. The aggregate remaining obligation is approximately ₱1,049.2 million.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and other allied services in relation to the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because, among other things, a partial satellite loss due to an anomaly in the L-band antennae of the Garuda I satellite reduced capacity by as much as 40%, the satellite launch was delayed, technical deficiencies have been discovered and the primary purpose of the business changed from mobile to fixed line satellite phone services.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, pursuant to the debt restructuring plan of Piltel, PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of December 31, 2001:

	Amount of Commitment Expiration Per Period			
(in millions)	Total	Less than 1 year	1-3 years	4-5 years
Standby letters of credit	₱3,201.3	₱361.8	₱1,757.5	₱1,082.0

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby letters of credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the credit agreement (see Note 10 to the accompanying financial statements for a more detailed discussion).

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to enable us to finance our capital expenditures and service our maturing debts. We intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets, such as an interest in Smart, to cover our financing requirements.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include availing of bank loans, export credit agency guaranteed facilities, debt capital and equity market issues.

For a further discussion, see "Liquidity and Capital Resources — Financing Activities" above.

Foreign Exchange Risk Management

In 2001, the Philippine peso continued to weaken against the U.S. dollar, depreciating to ₱51.690 = US$1.00 at December 31, 2001 from ₱49.986 = US$1.00 at December 31, 2000 and ₱40.298 = US$1.00 at December 31, 1999. We capitalized foreign exchange losses of ₱4,240.3 million in 2001 and ₱35,452.4 million in 2000. Of these losses, ₱4,530.6 million in 2001 and ₱36,272.0 million in 2000 were attributable to foreign currency denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts. As of December 31, 2001, capitalized foreign exchange revaluation losses amounted to ₱79,290.9 million, of which ₱14,380.5 million has been cumulatively charged to operations in the form of annual depreciation expense.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 1999, 2000 and 2001:

	1999		2000		2001	
(in millions)	US$	₱	US$	₱	US$	₱
Assets						
Cash and cash equivalents	US$133.1	₱5,363.7	US$142.0	₱7,098.0	US$40.3	₱2,083.1
Accounts receivable	135.7	5,468.4	131.3	6,563.2	145.8	7,536.4
	268.8	10,832.1	273.3	13,661.2	186.1	9,619.5
Liabilities						
Accounts payable	90.5	3,647.0	38.8	1,939.5	27.3	1,411.1
Accrued and other current liabilities	90.7	3,655.0	125.1	6,253.2	165.0	8,528.8
Notes payable	187.4	7,551.8	10.4	519.8	23.0	1,188.9
Long-term debt	3,540.4	142,671.0	3,599.6	179,929.6	3,156.2	163,144.0
	3,909.0	157,524.8	3,773.9	188,642.1	3,371.5	174,272.8
Net foreign currency-denominated liabilities	US$3,640.2	₱146,692.7	US$3,500.6	₱174,980.9	US$3,185.4	₱164,653.3

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2001, over 97% of our long-term debts were denominated in foreign currencies, principally in U.S. dollars. Thus, the weakening of the peso against the U.S. dollar increased both the principal amount and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests were negatively affected. If, among other things, the value of the peso against the U.S. dollar continues to drop from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see "Liquidity and Capital Resources — Financing Activities — Debt Financing — Covenants" and Note 10 to the accompanying financial statements.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. Accordingly, in our results of operations, we recognize the amortization of forward premiums or discounts over the respective terms of these contracts. At December 31, 2001, PLDT and Smart had outstanding forward foreign exchange contracts of US$285.6 million (₱14,762.7 million) and US$12.4 million (₱659.7 million), respectively, as described more fully in Note 21 to the accompanying financial statements. Further, PLDT and Smart have outstanding cross-currency swap and interest rate swap contracts amounting to US$275.0 million as of December 31, 2001.

Interest Rate Risk Management

On a limited basis, we also enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

The table below sets out the information about PLDT's derivative financial instruments and other transactions as of December 31, 2001 that are sensitive to foreign exchange rates and to changes in interest rates:

				Total		Fair Value	
	Below 5 years	5-8.5 years	Over 8.5 years	In Dollars	In Pesos	In Dollars	In Pesos
Liabilities							
Long-tem Debt							
Fixed Rate							
US$ Notes (in millions)	753.5	374.5	299.0	1,427.0	73,670.0	1,145.3	59,145.1
Average interest rate	8.5 to 10.625%	7.85 to 10.50%	8.35%				
US$ Fixed Loans (in millions)	114.8	193.0	–	307.8	15,908.9	329.2	17,017.1
Average interest rate	5.83% to 8.03%	5.65% to 7.95%	–				
Japanese Yen (in millions)	0.5	–	–	0.5	24.2	0.5	25.0
Average interest rate	7.6%	–	–				
Philippine Peso (in millions)	63.6	15.6	–	79.2	4,095.0	79.8	4,127.2
Average interest rate	11.18% to 17.50%	15.0%	–				
Variable Rate							
US Dollar (in millions)	391.1	339.4	18.4	748.9	38,710.4	748.9	38,710.4
Average interest rate	0.15% to 2.75% over London Interbank Offered Rate, or LIBOR	0.20% to 2.05% over LIBOR	1.25% over LIBOR				
Japanese Yen (in millions)	144.5	31.7	–	176.2	9,106.7	176.2	9,106.7
Average interest rate	0.90% over Japanese Yen LIBOR	0.40% over Japanese Yen LIBOR					
Forward Foreign Exchange Agreement							
(Receive US$/Pay Philippine Peso)							
Contract Amount (in millions)	285.6	–	–	285.6	15,036.4	285.6	14,762.7

(in millions)	Below 5 years	5-8.5 years	Over 8.5 years	Total		Fair Value	
				In Dollars	In Pesos	In Dollars	In Pesos
Average Contractual Exchange Rate	₱52.6486						
Resettable Cross Currency Swap Agreement							
(Receive US$/Pay Philippine peso)							
Contract Amount (in millions)			100.0	100.0	5,077.0	100.0	5,169.0
Average Contractual Exchange Rate			₱50.77				
Interest Rate Derivatives							
(Receive US$/@10.5% Fixed Rate interest/Pay Japanese Yen @ US LIBOR plus 4.235%)		10.5% US LIBOR plus 4.235%	–			3.2	166.2
Contract Amount							
Interest on US$175.0M (in millions)		175.0					
Swap with notional Yen Amount (in millions)		20,387.5					

Effect of Peso Depreciation

In 2001 and 2000, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate have exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation is a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2001 was 6.1%, compared to 4.4% in 2000.

Other Information

Piltel Debt Restructuring

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. For a more detailed discussion of the debt restructuring, see Note 7 to the accompanying financial statements.

As a result of the restructuring:

- all claims of participating creditors were settled.
- ₱20,500 million of Piltel's debt was released in consideration for Piltel convertible preferred shares which were mandatorily and immediately converted into PLDT convertible preferred shares.
- ₱20,500 million of Piltel's debt was restructured into loans having 10-year or 15-year terms.

- Piltel's participating creditors received approximately 11.6 million PLDT convertible preferred shares divided into three series which are denominated in pesos, U.S. dollars and Japanese yen depending on the currency of the restructured debt. These shares are convertible into an equal number of PLDT common shares and if not converted earlier will be mandatorily converted upon the seventh, for the series denominated in pesos and U.S. dollars, or eight, for the series denominated in Japanese yen, anniversary of their issuance, or if PLDT becomes, or is about to become, insolvent.

- Piltel granted a first priority security interest in substantially all its real and personal property to the participating creditors.

- PLDT granted a put option requiring PLDT to purchase the PLDT common shares received in a mandatory conversion at a purchase price of ₱1,700, US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4,575.3 million, US$183.7 million and JP¥15,644.2 million under the put option if all the convertible preferred shares were mandatorily converted and all the resulting PLDT common shares were put to PLDT. The aggregate value of the put option as of December 31, 2001 was ₱19,574.3 million.

- PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up for shortfalls in Piltel's operating cash flows. As of December 31, 2001, US$61.2 million remained available under the letter of support.

- PLDT received approximately 58.1 million Piltel convertible preferred shares, which are convertible into approximately 9,874.8 million Piltel common shares.

Piltel's agreements with participating creditors in the debt restructuring contain covenants requiring Piltel to comply with certain financial tests. These tests require Piltel to maintain the ratios specified below:

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.05 times all anticipated financial debt service costs for the following year; and

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.5 times the anticipated interest cost for the following year in the first two financial years after the completion of the debt restructuring.

These agreements also contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict Piltel's ability to take certain actions without the approval of participating creditors, including:

- incurring additional indebtedness;

- acquiring any interest in any business;

- paying dividends or other distributions;

- disposing of all or a substantial portion of its assets or assets essential to its business;

- creating security interests;

- maintaining deposits with entities other than participating creditors; and

- entering into transactions with related parties.

Under the debt restructuring plan, until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms. Under the terms of the debt restructuring plan, Piltel is not permitted to pay in any year an aggregate amount exceeding US$10.0 million to creditors in respect of unrestructured debt.

Unrestructured Piltel Debt

Piltel is currently not in compliance with the terms of debt that was not restructured in the debt restructuring plan, consisting of US$7.5 million principal amount (approximately US$9.9 million redemption price at the option of the holders) of convertible bonds, US$6.2 million of other U.S. dollar debt and ₱106.9 million of peso debt. Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness does not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

On January 17, 2002, Piltel defaulted on payment of the redemption price of unrestructured convertible bonds upon the exercise of the holders of their option to require the redemption of their convertible bonds on that date. Piltel received notice of acceleration from the trustee for the convertible bondholders in early February 2002. Piltel is currently in discussion with certain of the convertible bondholders and is seeking the restructuring of such debt on the terms and conditions of Piltel's debt restructuring plan, but there is no assurance that Piltel and bondholders will be able to reach an agreement to resolve the default and notice of acceleration.

In addition, Piltel is not in compliance with other terms of its unrestructured debt. On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.2 million indebtedness in the restructuring and expects to sign the restructuring documents in April 2002. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt on the terms on which that holder would participate in the restructuring.

If Piltel's unrestructured creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of the Piltel creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan which incorporates the financial terms of the debt restructuring plan would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, we cannot assure you that Piltel would prove to be financially viable afterwards.

If Piltel is unable to restructure all its debt on the terms and conditions of the debt restructuring plan or if an involuntary insolvency proceeding seeking rehabilitation or liquidation is commenced against Piltel, Piltel may be required to draw down some or all of the remaining amounts available under the PLDT letter of support more quickly and in larger amounts than anticipated by PLDT. Due to the possible impairment of PLDT's investment in Piltel in those circumstances, PLDT may also be required to write down its investment in Piltel (including any additional investment from further drawings under the letter of support) sooner than anticipated.

Investments in Piltel

PLDT initially invested in common shares of Piltel in 1975, which increased to a majority ownership in 1998 and reached 57.6% common share ownership in June 1998. In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel, consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the letter of support issued by PLDT for the benefit of Piltel and its creditors. The Piltel convertible preferred shares are convertible into 170 million Piltel common shares. On June 27, 2001, PLDT delivered ₱208 million Piltel common shares to certain financial advisors of Piltel to settle part of the fees incurred by Piltel in its debt restructuring. As a result, PLDT's ownership interest in Piltel's outstanding common stock decreased to approximately 45.3% and Piltel is no longer included in the consolidated balance sheet of PLDT as of December 31, 2001 under Philippine GAAP.

On August 8, 2001, the Board of Directors of Piltel approved an asset write-down of ₱13,984.1 million, which is reflected in Piltel's accounts as of December 31, 2001. This resulted from Piltel's decision to scale down its analog/CDMA network and the announcement by equipment vendors in recent months of support for GSM in the 850 Mhz frequency band, which Piltel believes will make it more likely that analog/CDMA service will be superseded by GSM service on that frequency band. PLDT's attributable share on the asset write-down amounting to ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect of the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and the transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

The carrying value of PLDT's investment in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in Piltel's losses following the significant losses suffered by Piltel since 1997. The carrying value of PLDT's investment in Piltel's preferred shares has been reduced to ₱948.0 million after taking into account PLDT's equity in net losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares and provisions for the estimated permanent decline in the value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

Related Party Transactions and Relationships

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties. The following is a discussion of the major agreements with or between members the PLDT Group and related parties.

Agreements with NTT Communications

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired all of the outstanding stock of Smart from First Pacific and its affiliates and NTTC-UK, in exchange for newly issued and fully paid common stock of PLDT. As part of the strategic alliance formed between PLDT and NTT Communications, NTT Communications made a further strategic investment in PLDT by subscribing for an additional ₱12.2 million newly issued shares of common stock of PLDT for a price of approximately ₱14,700.0 million effectively making NTT Communications the beneficial owner of 15% of PLDT's common stock. In addition, PLDT and NTT Communications agreed to establish a joint committee to explore the development and marketing of products and services between the parties, and PLDT granted to NTT Communications contractual veto rights over certain decisions and transactions. A significant number of PLDT's shares are held by two separate stockholders, which may not act in the interests of other shareholders or stakeholders in PLDT;

- Simultaneously with the closing of the Stock Purchase and Strategic Investment Agreement, First Pacific, NTT Communications and NTTC-UK entered into a Shareholders Agreement. Under the Shareholders Agreement, NTT Communications is entitled to nominate two directors to the PLDT board of directors and First Pacific and its affiliates are entitled to nominate six directors. The Shareholders Agreement also entitles NTT Communications to nominate two directors to Smart's board of directors and, subject to specified conditions, one member to the board of directors of all other PLDT subsidiaries. NTT Communications is also entitled to appoint members of certain PLDT management and board committees, including the audit, executive compensation and finance committees . Under the Shareholders Agreement, each party agrees to vote its respective shares of common stock in favor of the nominees designated by the other parties;

- Registration Rights Agreement with NTT Communications and NTTC-UK, under which PLDT has granted to NTT Communications and NTTC-UK the right to have their interests in PLDT's common stock registered by PLDT on demand, as well as piggy-back registration rights; and

- Registration Rights Agreement with First Pacific and a number of its affiliates under which PLDT has granted to First Pacific and a number of its affiliates the right to have their interests in PLDT's common stock registered by PLDT on demand, as well as certain piggy-back registration rights.

We are also a party to the following agreements with NTT Communications and/or its affiliates, in respect of which ₱6.1 million and ₱2.1 million were payable as of December 31, 2001 and 2000, respectively:

- Arcstar Licensing Agreement and Arcstar Service Provider Agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines;

- Conventional International Telecommunications Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed to co-operative arrangements for conventional international telecommunications services to enhance their respective international businesses;

- Internet Services Agreement with NTT Communications under which PLDT and NTT Communications have agreed on arrangements to coordinate their plans for the deployment and utilization of Internet protocol transport capacity and the development and promotion of Internet-related and other value-added services;

- Advisory Services Agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT;

- SNMI Stock Purchase Agreement under which PLDT acquired 40% of the issued and outstanding stock of Smart-NTT Multimedia for approximately ₱42 million;

- Smart-NTT Multimedia Agency Agreement with NTT Communications under which Smart-NTT Multimedia, then a 60% owned subsidiary of Smart, provides a full range of PLDT's telecommunications services, including leased lines, domestic frame relay, cellular service, and multimedia services;

- Chartered Arrangement Maintenance Contract with NTT World Engineering Marine Corporation under which, for a period of five years, NTT World Engineering Marine Corporation uses *CS PLDT* primarily to maintain the submarine cable comprising the submerged portion of our fiber optic network;

- Tradename and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines;

As stated above, First Pacific, through certain of its Philippine and other affiliates, and NTT Communications, through NTTC-UK, have beneficial interests in approximately 31.5% and 15.0%, respectively, of PLDT's issued shares of common stock. In addition:

- First Pacific and a number of its Philippine and other affiliates then owned a 56.4% direct and indirect economic interest in Smart and a 17.5% direct and indirect economic interest in PLDT's issued shares of common stock;

- Mr. Manuel V. Pangilinan, our president and chief executive officer and a member of our board, has shareholdings in First Pacific and Metro Pacific Corporation, which owned shares in Smart that were exchanged for PLDT common stock in the acquisition. He also held a significant number of shares of common stock in Smart which were exchanged for shares of common stock of PLDT in the acquisition. Mr. Pangilinan is the executive chairman of First Pacific and the chairman of the boards of both Metro Pacific Corporation and Smart;

- Mr. Napoleon L. Nazareno, a member of our board, is also a director of Smart and Metro Pacific Corporation and the president and chief executive officer of Smart. He owns shares in Metro Pacific Corporation. He also owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Mr. Albert F. del Rosario, a member of our board, is also a stockholder of Metro Pacific Corporation. He owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Atty. Ray C. Espinosa, a member of our board, was a partner and member of the executive committee of the law firm SyCip Salazar Hernandez & Gatmaitan, until June 30, 2000. SyCip was the Philippine legal advisor to PLDT with respect to the Stock Purchase and Strategic Investment Agreement and the various agreements contemplated by that agreement. SyCip also acted as Philippine legal advisor to First Pacific and its affiliates in the acquisition of a significant interest in PLDT by way of purchase of interests in Philippine Telecommunications Investment Corporation and acquisition of some of the outstanding shares of PLDT through market purchases;

- Ms. Ma. Lourdes C. Rausa-Chan, our senior vice president and general counsel and corporate secretary, is a stockholder of Metro Pacific Corporation and, at the time of signing of the Stock Purchase and Strategic Investment Agreement, was a director of Smart. She owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition;

- Mr. Jun R. Florencio, our first vice president, owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition; and

- Mr. Christopher H. Young, our chief financial advisor, is also a director of Metro Pacific Corporation. He owned shares in Smart which were exchanged for shares of common stock of PLDT in the acquisition.

Business Transfer Agreement between PLDT and Smart

Under a local exchange carrier Business Transfer Agreement that was signed on May 15, 2000, Smart transferred its local exchange carrier business to PLDT on August 31, 2000 in exchange for an amount equal to the net book value of the transferred assets. PLDT also assumed specified liabilities and obligations relating to the operation of the local exchange carrier business, including in connection with permits and licenses, provisional authorities and certain lease and supply contracts.

PLDT Letter of Support in Favor of Piltel

In connection with Piltel's debt restructuring, on June 4, 2001, PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up shortfalls in Piltel's operating cash flows. As of December 31, 2001, US$61.2 million remained available under the letter of support.

Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement in 2002 for the co-location, or sharing, of cellular sites selected by agreement of the parties, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase;

- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

(i) A facilities management agreement in November 2000 under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of ₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's cellular telecommunications network in the Executive Order 109 areas in Mindanao, including Piltel's business and central offices, base stations and public calling offices in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

(ii) A customer service management agreement on September 15, 2000 under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

(iii) An administrative support and management services agreement in September 2000 under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

- A facilities service agreement in March 2000 under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses.

As of December 31, 2001, Piltel owed Smart ₱1,557.9 million accrued under these agreements.

Facilities Management Agreement between Piltel and PLDT

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services, including Executive Order 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate and Boac and Executive Order 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be charged to Piltel at cost, including value added tax. As of December 31, 2001, Piltel owed PLDT ₱523.2 million accrued under this agreement.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Facilities Management Agreement between Piltel and Subic Telecom

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement under which Subic Telecom undertook the management, operation and maintenance of the regional telephone network, customer operations, network operations and pay phones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel is required to pay a monthly variable cost per account in the amount of ₱44.00 for repairs and maintenance. All third party invoices are required to be charged on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000. The amount payable under this agreement in 2001 was ₱24.2 million.

Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of air time annually over 10 years, commencing on the commercial operations date, which has been set as January 1, 2002. In the event PT Asia Cellular Satellite's billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten year term of the agreement.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite and
- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

Transponder Lease from Mabuhay Satellite to PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of 10 years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. Originally, the lease covered 14 C-band transponders; however, on December 18, 2000, PLDT terminated the Transponder Lease Agreement with respect to four transponders whose service was interrupted and not restored resulting in PLDT's inability to access and use the transponders. The annual basic rent for the transponders for the current year is US$18.0 million.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement and
- grant of a continuing security interest of first priority in all Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱926.9 million in 2001, ₱1,054.7 million in 2000 and ₱980.7 million in 1999.

Facilities Management Agreement and Service Agreement between Smart and ACeS Philippines

Smart and ACeS Philippines are parties to a facilities management agreement, dated February 16, 2001, pursuant to which Smart manages, maintains and operates the ACeS Global Mobile Personal Communications by Satellite, in exchange for fixed and variable monthly fees.

Under the service agreement, Smart provides administrative support and services in some aspects of ACeS Philippines' business operations, such as payroll administration and training, finance, audit, legal and marketing services. Smart is required to remit to ACeS Philippines a facility usage fee equal to a portion of the revenue, and ACeS Philippines is required to pay Smart's charges for the payphone related services.

Total fees payable to Smart under these agreements in 2001 were ₱18.0 million.

Other Transactions

PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel are parties to various interconnection agreements with each other. The terms of these agreements are similar to the terms of other interconnection agreements with telecommunications providers that are not affiliated with PLDT.

On May 11, 2000, PLDT acquired from Piltel 600,000 shares of common stock of Mabuhay Satellite for ₱60 million. On the same date, Piltel assigned to PLDT Piltel's right to subscribe for 617,028 shares of common stock of Mabuhay Satellite for which Piltel had paid ₱54 million. In exchange, PLDT paid ₱54 million to Piltel and assumed the obligation to pay Mabuhay Satellite the unpaid balance of the subscription price amounting to ₱7.7 million.

On August 14, 2000, PLDT acquired from Smart 632,076 shares of common stock of Smart-NTT Multimedia for a total consideration of ₱63.2 million.

On October 28, 1999, PLDT acquired from Piltel 60,000,000 shares of common stock of Telesat for a total consideration of ₱53.4 million.

There have been no loans between PLDT and any related party during the period beginning January 1, 1998 through the date of this annual report.

The above related party transactions are discussed further in Note 13 to the accompanying financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In June 1999, we engaged Joaquin Cunanan & Co. (a member of the Worldwide PricewaterhouseCoopers Organization) as our external auditor following the acquisition by the First Pacific Group of a significant interest in PLDT. PricewaterhouseCoopers is the external auditor of the First Pacific Group. We have no disagreements with Joaquin Cunanan & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

STATEMENT OF

MANAGEMENT'S RESPONSIBILITY

The management of Philippine Long Distance Telephone Company is responsible for all information and representations contained in the financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Joaquin Cunanan & Co., a member firm of the Worldwide PricewaterhouseCoopers Organization, the independent auditors appointed by the stockholders, have audited the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such audit, in the report to the Company's Board of Directors and Stockholders as shown in the succeeding page.



ANTONIO O. COJUANGCO
Chairman of the Board



MANUEL V. PANGILINAN
President and Chief Executive Officer



ANABELLE L. CHUA
Senior Vice President and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Philippine Long Distance Telephone Company

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company as of December 31, 2001 and 2000, and the related consolidated and non-consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2001, and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in the Philippines.

As discussed in Notes 2 and 7 to the financial statements, Pilipino Telephone Corporation ("Piltel") (which the Company ceased to treat as a consolidated subsidiary effective June 27, 2001) has incurred significant losses since 1997 which affected its ability to service its maturing obligations on a timely basis. Piltel has suspended all principal repayments since the start of 1999 but has made all interest payments current during that time up to the completion of the debt restructuring on June 4, 2001. Piltel has experienced significant financial difficulties arising from several factors affecting its business and in 1999, it imposed as moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of its indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. The final terms of the restructuring, including the relevant details of the Company's participation in and support for Piltel's debt restructuring are discussed in Note 7. Piltel's continued operations as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, to obtain additional financial or refinancing, as may be necessary, and ultimately, to attain profitability from its pursuit of alternative business strategies. The Company's investment in Piltel is carried in the consolidated balance sheet as of December 31,2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of the Company's investment that might be necessary should Piltel be unable to continue as a going concern.



Makati City, Philippines
February 25, 2002

BALANCE SHEETS

December 31, 2001 and 2000
(In Millions)

	Consolidated		Non-Consolidated	
	2001	2000	2001	2000
ASSETS				
Current Assets				
Cash and cash equivalents (Note 20)	₱4,122.7	₱9,674.3	₱2,336.2	₱7,780.8
Accounts receivable – net (Notes 4, 13 and 20)	26,797.1	27,100.5	21,019.5	22,108.6
Inventories and supplies – net (Note 5)	5,204.6	3,374.4	3,685.4	1,777.6
Deferred income tax (Note 16)	1,439.4	1,725.0	1,219.8	1,111.5
Prepayments	1,043.7	597.3	860.5	431.8
Other current assets	1,128.6	1,052.2	–	–
Total Current Assets	39,736.1	43,523.7	29,121.4	33,210.3
Property, Plant and Equipment – net (Notes 5, 6, 10, 13 and 18)	256,477.0	272,397.7	197,646.8	198,521.5
Investments (Notes 2, 7, 10, 12, 13 and 15)	6,424.1	5,302.9	36,936.6	31,394.1
Other Assets (Notes 7, 8 and 13)	4,985.1	4,928.2	808.5	1,808.9
	₱307,622.3	₱326,152.5	₱264,513.3	₱264,934.8
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable (Notes 13 and 20)	₱12,234.3	₱15,292.6	₱8,673.6	₱12,005.8
Current portion of long-term debt (Notes 6, 10, 13, 20 and 21)	19,285.7	12,856.8	14,274.4	10,891.8
Accrued and other current liabilities (Notes 9, 13, and 20)	8,188.9	8,762.8	4,600.3	5,164.1
Notes payable (Notes 13 and 20)	6,461.9	4,116.8	1,961.9	50.0
Income tax payable (Note 16)	354.9	456.1	181.4	373.1
Dividends payable (Note 12)	322.7	481.0	322.6	476.1
Total Current Liabilities	46,848.4	41,966.1	30,014.2	28,960.9
Long-term Debt – net of current portion (Notes 6, 10, 13, 20 and 21)	149,593.8	179,068.1	127,240.8	135,296.6
Deferred Credits and Other Liabilities (Notes 11 and 13)	12,976.9	9,339.0	10,339.9	6,019.1
Deferred Income Tax (Note 16)	8,621.5	8,542.0	8,290.8	8,130.8
Minority Interest in Consolidated Subsidiaries	954.1	709.9	–	–
Stockholders' Equity (Notes 2 and 12)	88,627.6	86,527.4	88,627.6	86,527.4
	₱307,622.3	₱326,152.5	₱264,513.3	₱264,934.8

See accompanying Notes to Financial Statements.

STATEMENTS OF INCOME

For the years ended December 31, 2001, 2000 and 1999
(In Millions, Except Per Share Amounts)

	Consolidated			Non-Consolidated		
	2001	2000	1999	2001	2000	1999
OPERATING REVENUES (Notes 13 and 19)						
Fixed line services:						
Local exchange	₱21,832.5	₱18,977.9	₱16,187.9	₱21,477.6	₱18,249.6	₱15,269.3
International long distance	11,453.5	13,233.0	15,064.1	11,271.0	12,790.0	14,379.3
National long distance	8,388.1	10,550.2	10,218.5	8,223.6	10,135.9	9,809.8
Data and other network	4,776.5	2,963.2	2,015.6	4,714.4	2,911.0	2,015.6
Miscellaneous	426.1	242.7	379.2	376.9	183.5	249.4
Wireless service	26,227.4	16,697.4	11,631.5	–	–	–
Information and communications technology	468.9	238.7	195.0	–	–	–
	73,573.0	62,903.1	55,691.8	46,063.5	44,270.0	41,723.4
OPERATING EXPENSES						
Depreciation and amortization (Note 6)	21,537.4	17,896.1	15,331.4	12,676.3	10,121.7	9,187.8
Selling and promotions	9,494.8	9,165.8	3,704.7	1,231.2	1,519.1	1,532.2
Compensation and benefits (Note 14)	9,001.2	8,725.2	8,167.2	7,080.3	7,220.9	6,720.9
Maintenance (Note 13)	4,635.5	4,063.6	4,032.5	3,250.2	3,021.1	2,972.9
Provision for doubtful accounts	3,183.9	3,010.1	3,717.2	2,868.0	2,326.0	2,286.5
Rent (Note 13)	2,342.0	1,643.5	1,496.9	1,742.9	1,711.0	1,713.2
Professional and other service fees (Note 13)	2,008.8	1,496.4	1,363.6	1,006.6	1,100.8	1,011.2
Taxes and licenses	750.9	744.3	563.4	396.0	509.1	434.3
Other operating costs (Note 13)	3,473.6	4,115.1	4,377.7	1,968.2	2,340.8	1,838.6
	56,428.1	50,860.1	42,754.6	32,219.7	29,870.5	27,697.6
NET OPERATING INCOME	17,144.9	12,043.0	12,937.2	13,843.8	14,399.5	14,025.8
OTHER EXPENSES – net						
(Notes 4, 6, 7, 8, 10, 13, 15 and 20)	14,267.6	11,246.5	9,692.8	9,592.4	11,222.6	8,906.8
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	2,877.3	796.5	3,244.4	4,251.4	3,176.9	5,119.0
PROVISION FOR INCOME TAX (Note 16)	1,219.9	1,822.0	2,015.2	833.5	2,068.5	2,024.4
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	1,657.4	(1,025.5)	1,229.2	3,417.9	1,108.4	3,094.6
MINORITY INTEREST IN NET LOSSES OF						
CONSOLIDATED SUBSIDIARIES	(1,760.5)	(2,133.9)	(1,865.4)	–	–	–
NET INCOME	₱3,417.9	₱1,108.4	₱3,094.6	₱3,417.9	₱1,108.4	₱3,094.6
Earnings (Loss) Per Common Share (Note 17)						
Basic	₱11.35	(₱0.85)	₱12.77	₱11.35	(₱0.85)	₱12.77
Diluted	11.35	(0.85)	12.77	11.35	(0.85)	12.77

See accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Millions)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 1999					
As previously reported	₱2,939.1	₱605.7	₱21,423.2	₱30,963.6	₱55,931.6
Effect of Smart acquisition (Note 2)	–	175.5	4,169.0	1,280.7	5,625.2
As restated	2,939.1	781.2	25,592.2	32,244.3	61,556.8
Net income for the year	–	–	–	3,094.6	3,094.6
Cash dividends	–	–	–	(1,662.7)	(1,662.7)
Adjustment of prior years' dividend accrual	–	–	–	86.9	86.9
Issuance of capital stock	685.7	0.2	32.7	–	718.6
Effect of Smart acquisition (Note 2)	–	–	9,418.3	–	9,418.3
Balance at December 31, 1999	₱3,624.8	₱781.4	₱35,043.2	₱33,763.1	₱73,212.5
Balance at January 1, 2000					
As previously reported	₱3,624.8	₱605.9	₱21,455.9	₱32,165.7	₱57,852.3
Effect of Smart acquisition (Note 2)	–	175.5	13,587.3	1,597.4	15,360.2
As restated	3,624.8	781.4	35,043.2	33,763.1	73,212.5
Net income for the year	–	–	–	1,108.4	1,108.4
Cash dividends	–	–	–	(1,988.0)	(1,988.0)
Issuance of capital stock	296.5	61.1	13,836.9	–	14,194.5
Balance at December 31, 2000	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Balance at January 1, 2001	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Net income for the year	–	–	–	3,417.9	3,417.9
Cash dividends	–	–	–	(1,666.1)	(1,666.1)
Issuance of capital stock	321.0	2.0	25.4	–	348.4
Balance at December 31, 2001	₱4,242.3	₱844.5	₱48,905.5	₱34,635.3	₱88,627.6

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999
(In Millions)

	Consolidated			Non-Consolidated		
	2001	2000	1999	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income before tax	₱4,637.8	₱2,930.4	₱5,109.8	₱4,251.4	₱3,176.9	₱5,119.0
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	21,537.4	17,896.1	15,331.4	12,676.3	10,121.7	9,187.8
Provision for doubtful accounts	3,183.9	3,010.1	3,717.2	2,868.0	2,326.0	2,286.5
Minority interest in net losses of consolidated subsidiaries	(1,760.5)	(2,133.9)	(1,865.4)	–	–	–
Equity in net losses (earnings) of investees, including goodwill amortization	559.4	(11.5)	9.6	(724.2)	3,807.8	1,844.6
Others	428.3	346.6	211.2	–	–	(272.3)
Interest income	(1,383.2)	(2,290.9)	(2,165.0)	(183.7)	(915.4)	(403.0)
Interest expense	14,613.1	14,562.3	12,500.4	10,825.4	9,741.1	7,572.4
Operating income before working capital changes	41,816.2	34,309.2	32,849.2	29,713.2	28,258.1	25,335.0
Changes in operating assets and liabilities						
Decrease (increase) in:						
Accounts receivable	(4.9)	(3,649.3)	(7,387.3)	(1,872.7)	(2,888.5)	(3,091.2)
Inventories and supplies	(1,205.6)	(937.8)	51.3	(957.3)	(94.3)	378.3
Prepayment and other current assets	(312.1)	32.2	1,672.8	(350.5)	805.0	1,082.1
Other assets	(1,106.1)	(353.8)	(1,519.3)	1,000.3	(59.4)	(63.2)
Increase (decrease) in:						
Accounts payable	(282.6)	7,050.2	3,812.9	(1,017.4)	4,460.7	2,199.2
Accrued and other current liabilities	936.0	1,768.2	(519.5)	506.1	1,651.3	(167.7)
Deferred credits and other liabilities	1,207.8	(711.1)	3,569.8	1,970.6	81.3	742.3
Cash generated from operations	41,048.7	37,507.8	32,529.9	28,992.3	32,214.2	26,414.8
Income taxes paid	(1,008.9)	(1,780.7)	(1,642.2)	(973.6)	(1,655.8)	(1,636.4)
Net cash provided by operating activities	40,039.8	35,727.1	30,887.7	28,018.7	30,558.4	24,778.4

(Forward)

STATEMENTS OF CASH FLOWS
(continued)

(in millions)	Consolidated 2001	2000	1999	Non-Consolidated 2001	2000	1999
CASH FLOWS FROM INVESTING ACTIVITIES						
Net additions to property, plant and equipment	(₱28,150.6)	(₱24,506.4)	(₱19,019.8)	(₱8,178.8)	(₱9,625.4)	(₱13,433.2)
Interest paid – capitalized to property, plant and equipment	(2,403.8)	(2,602.6)	(3,042.5)	(1,505.6)	(1,894.6)	(2,430.2)
Net additions to investments	(1,229.6)	(402.2)	(2,170.1)	(4,255.3)	(11,459.5)	(2,014.0)
Interest received	1,031.2	1,844.3	2,890.2	187.3	926.1	396.0
Purchase of Smart's LEC assets	–	–	–	–	(8,788.5)	–
Net cash used in investing activities	(30,752.8)	(25,666.9)	(21,342.2)	(13,752.4)	(30,841.9)	(17,481.4)
CASH FLOWS FROM FINANCING ACTIVITIES						
Additions to long-term debt	17,044.7	22,025.1	20,972.2	5,383.0	13,184.6	15,513.3
Reduction of long-term debt	(15,829.1)	(19,241.3)	(13,838.3)	(13,629.4)	(9,031.3)	(9,140.3)
Additions to (reductions of) notes payable	1,581.0	(10,895.4)	(4,657.7)	1,930.6	(6,225.8)	(2,639.2)
Interest paid – net of capitalized portion	(16,070.7)	(14,640.4)	(12,077.7)	(11,902.9)	(10,044.5)	(7,370.3)
Cash dividends paid	(1,820.7)	(1,875.6)	(1,584.5)	(1,819.6)	(1,875.6)	(1,649.1)
Proceeds from issuance of capital stock	232.3	14,194.3	3,239.9	232.3	14,194.4	718.7
Net cash provided by (used in) financing activities	(14,862.5)	(10,433.3)	(7,946.1)	(19,806.0)	201.8	(4,566.9)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	23.9	757.2	529.5	95.1	788.9	402.9
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,551.6)	384.1	2,128.9	(5,444.6)	707.2	3,133.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,674.3	9,290.2	7,161.3	7,780.8	7,073.6	3,940.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱4,122.7	₱9,674.3	₱9,290.2	₱2,336.2	₱7,780.8	₱7,073.6

See accompanying Notes to Financial Statements.

1. General

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT's incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. .On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares or ADSs, with each ADS representing one common share. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT's charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and rates charged by PLDT.

2. Basis of Financial Statement Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP.

Our audited consolidated financial statements include the audited financial statements of PLDT and the following subsidiaries (collectively, the PLDT Group):

		Percentage of Ownership		
Name of Subsidiary/Affiliate	Principal Activity	2001	2000	1999
Fixed Line				
PLDT Clark Telecom, Inc. or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	60.0	60.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	92.3	–	–
Wireless				
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Fixed line satellite services	88.5	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	61.0
Telesat, Inc., or Telesat	Satellite services	94.4	94.4	–
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	45.3	57.6	57.6
Information and Communications Technology				
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	–

**Ceased to be treated as a consolidated subsidiary effective June 27, 2001.*

Acquisition of Smart

As described more fully in *Note 13 – Related Party Transactions*, PLDT completed its acquisition of Smart on March 24, 2000 through the issuance of PLDT common shares in exchange for all issued and outstanding shares of Smart.

The transaction was accounted for in a manner similar to a pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both PLDT and Smart are retained and are accounted for at historical cost or at the predecessor's carrying amounts. The recorded assets and liabilities of PLDT and Smart are carried forward to the combined corporation at their recorded amounts. The income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

Investment in Piltel

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see *Note 7 – Investments.*

Investments in Other Subsidiaries

Additional equity investments of PLDT are discussed in *Note 7 – Investments.*

All significant inter-company balances and transactions have been eliminated in the consolidation.

3. Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Services. Our local exchange revenues consist of flat monthly fees for our billed service; installation charges and other one-time fees associated with the establishment of customer service; local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network customers; proceeds from sales of prepaid call cards; and charges for value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service has been activated. Local access charges are recognized upon the completion of a call that has terminated on our local exchange network. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers, gross of discounts given to dealers, which are recorded as selling and promotion expenses.

International Long Distance Service. International long distance revenues generated through our international gateway facilities consist of inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and will be recognized as earned only upon settlement.

National Long Distance Service. National long distance revenues consist of per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating with the customer of, another telecommunications carrier; and access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating with our customers.

National long distance revenues are recognized based upon minutes of traffic processed and contracted fees as incurred.

Data and Other Network Services. Data and other network services revenues consist of traditional bandwidth services—high-speed point-to-point domestic and international digital leased line services; broadband/high-performance packet-based/IP-based services—frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and other packet-based switching services—Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based upon contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Service

Our wireless service revenues consist of revenues derived from sales of cellular prepaid cards; revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; charges for value added services; service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards sold to dealers and the value of prepaid cards given as discounts and free airtime preloaded into subscriber identification modules, or SIM, cards upon purchase. The corresponding value of these items above is recorded at the time of sale as part of selling and promotion expenses. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers.

Postpaid services revenue, including charges for text messaging in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value added services are recognized as they are used by the customer.

Payments made to other carriers arising from the use of cards given in connection with the above are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunications administrations, are initially deferred and are recognized as earned only upon final settlement.

Other charges, including reconnection and migration charges, are recognized as provided to customers.

Cash Equivalents
Cash equivalents shown in the statements of cash flows represents highly liquid debt instruments purchased with original maturities of three months or less from acquisition dates.

Allowance for Doubtful Accounts
Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies
Inventories and supplies—which include cellular phone units, pagers, materials, spare parts, terminal units and accessories—are stated at the lower of cost or net realizable value. Cost is determined using the moving average method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Cost includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of current monetary items.

Property, plant and equipment are depreciated using the straight-line method over the following estimated useful lives of the related assets:

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 7 years
Land improvements	10 years

The depreciation of the communications satellite is based on the aggregate predicted life of its transponders estimated from the date of launch. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

The PLDT Group reviews the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review assesses the recoverable values of the relevant assets based on the PLDT Group's estimates of the value from continued use of the asset and its eventual disposition or the PLDT Group's best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the assets' estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary.

Maintenance and repair costs are charged to operations as incurred. Renewals and improvements that extend the lives of the equipment are charged to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as income or loss for the year.

Investments in Shares of Stock
Investments in shares of stock of companies where PLDT's ownership is 20% or more are accounted for using the equity method. Under this method, the cost of the investments is increased or decreased by PLDT's equity in net earnings or losses of the investees since acquisition dates, adjusted for the straight-line amortization over a period of five years of the difference between the cost of such investments and the proportionate share in the underlying net assets of the investees at acquisition dates. Dividends received are treated as reductions in the carrying amount of our investments.

Our investments in companies over which no significant influence is exercised are stated at cost.

Deferred Charges
Expenses incurred by the consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses will be or are being amortized from the start of their commercial operations. Issuance costs, underwriting fees and related expenses incurred in connection with our issuance of debt instruments are deferred and amortized over the terms of the instruments.

Interest Capitalization
For financial reporting purposes, interest and other financing charges incurred during the installation of major capital projects are capitalized as part of the cost of the assets. For income tax purposes, such charges are treated as deductible expenses in the year they are incurred.

Employees' Benefit Plan
PLDT uses the projected unit credit of accrued benefit valuation method. Expenses are accrued in amounts equal to the current service cost and amortization of past service costs, interest on unfunded actuarial liability and amortization of transition liability over the expected future service years of the employees covered by their respective benefit plans.

Financial Instruments
Foreign currency-denominated monetary assets and liabilities are translated into pesos based on the prevailing Philippine Dealing System weighted average exchange rates at balance sheet dates.

Foreign exchange difference as a result of change in the exchange rate which affects liabilities arising on the acquisition of assets are included in the carrying amount of the related assets to the extent that the adjusted carrying amount of the asset does not exceed the lower of replacement cost and the amount recoverable from the use or sale of the assets.

Forward foreign exchange contracts and foreign currency swap contracts entered into to manage foreign currency risks associated with our foreign currency denominated loans are deferred and offset against foreign exchange gains or losses on the underlying hedged item. Premiums on currency swaps are charged to operations over the life of the contracts.

Treasury rate lock and interest rate swap agreements are entered into to manage our exposure to interest rate fluctuations. Gains on the treasury lock agreements are deferred and amortized over the terms of the securities.

Income Taxes
We apply the liability method in accounting for income taxes which requires recognition of deferred tax assets and liabilities for (i) the future tax consequences attributable to temporary differences between our financial statement and tax reporting bases of assets and liabilities; and (ii) net operating loss carryover (NOLCO).

Under the liability method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled and when the net operating loss carryover are expected to be applied. Provision for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax reporting bases of assets and liabilities. A valuation allowance is provided for deferred tax assets that are likely unrecoverable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share is computed by dividing earnings (losses) applicable to common stock by our weighted average number of common shares, after giving retroactive effect to stock dividend declarations, adjusted to equivalent shares of our combined corporation for all periods presented. Diluted earnings (loss) per common share is computed in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares and bonds are converted to common stock.

Recently Issued Accounting Pronouncements
In 2001, the PLDT Group adopted the provisions of Statement of Financial Accounting Standards (SFAS) applicable to the Group, namely, SFAS No. 1 (revised 2001) – "Presentation of Financial Statements"; SFAS No. 4 (revised 2000) – "Inventories"; SFAS No. 22 (revised 2000) – "Cash Flow Statements"; and SFAS No. 31 – "Segment Reporting".

Accordingly, certain accounts in the 2000 and 1999 presentation were reclassified to conform with the 2001 presentation.

4. Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Customers and agents	₱28,196.9	₱29,294.7	₱21,638.7	₱21,705.5
Others	4,161.7	4,191.5	2,496.4	2,485.6
	32,358.6	33,486.2	24,135.1	24,191.1
Less allowance for doubtful accounts	5,561.5	6,385.7	3,115.6	2,082.5
	₱26,797.1	₱27,100.5	₱21,019.5	₱22,108.6

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and it transfers all its rights of ownership to the Purchaser upon sale. The termination date of the facility was initially extended from June 22, 2000 to June 20, 2001 and further extended to June 27, 2002. On September 21, 2000, PLDT entered into a similar Master Receivables Purchase and Sale Agreement with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. The September 2000 agreement has also been extended from September 20, 2001 to September 18, 2002.

Sales of receivables under these agreements amounted to US$58.6 million (₱3,029.0 million) in 2001, US$78.3 million (₱3,913.9 million) in 2000 and US$78.1 million (₱3,147.3 million) in 1999, with resulting losses of US$2.0 million (₱103.4 million), US$4.1 million (₱204.9 million) and US$ 2.8 million (₱112.8 million), respectively. The losses are included in "Other Expenses – net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets.

5. Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Spare parts and supplies	₱2,341.9	₱1,056.5	₱2,335.9	₱1,050.8
Terminal and cellular phone units	2,013.9	1,532.0	534.1	347.9
Office supplies	87.3	132.0	66.3	130.6
Materials in-transit	761.5	653.9	749.1	248.3
	₱5,204.6	₱3,374.4	₱3,685.4	₱1,777.6

Spare parts and supplies issued to various projects are included as part of construction in progress account shown under "Property, Plant and Equipment". In 2001, spare parts and supplies recovered from various completed projects amounting to ₱1,399.5 million were included under the "Inventories and Supplies" account. There were no spare parts and supplies recovered from completed projects in 2000.

6. Property, Plant and Equipment

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Cable and wire facilities	₱98,321.7	₱94,095.9	₱97,287.2	₱92,508.7
Central office equipment	91,647.9	86,313.6	91,179.1	84,153.5
Cellular facilities	47,514.5	56,463.2	–	–
Buildings	24,347.5	23,634.2	22,936.0	21,606.9
Vehicles, furniture, and other work equipment	17,408.1	17,333.9	10,970.4	10,362.0
Communications satellites	10,722.5	9,914.9	–	–
Information origination/termination equipment	5,340.5	5,290.0	5,191.3	5,238.2
Land and improvements	2,318.5	3,037.3	2,171.8	2,314.6
	297,621.2	296,083.0	229,735.8	216,183.9
Less accumulated depreciation and amortization	72,891.9	68,934.3	56,348.6	44,631.1
	224,729.3	227,148.7	173,387.2	171,552.8
Property under construction	31,747.7	44,596.8	24,259.6	26,968.7
Advances for the Asia Cellular Satellite System	–	652.2	–	–
	₱256,477.0	₱272,397.7	₱197,646.8	₱198,521.5

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see *Note 10 – Long-term Debt*). Foreign exchange losses and interest capitalized to property, plant and equipment for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Consolidated			Non-Consolidated		
(in millions)	2001	2000	1999	2001	2000	1999
Foreign exchange losses	₱4,240.3	₱36,272.0	₱3,932.4	₱3,337.7	₱27,586.6	₱3,252.1
Interest	2,403.8	2,602.6	3,042.5	1,505.6	1,894.6	2,430.2

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, the continuing decline in subscribers, competition and other economic factors which are considered to have shortened the useful economic life of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge of ₱1,440.0 million for the year ended December 31, 2001.

As more fully discussed in *Note 10 – Long-term Debt* and *Note 13– Related Party Transactions*, PLDT and Smart entered into a local exchange carrier or LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT.

PLDT's properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of ₱40.116 to US$1.00. As of December 31, 1997, the sound value was ₱225,965.6 million and the appraisal increment was ₱82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2001, 2000 and 1999, the appraisal increment on PLDT's properties still in service, net of a 5% disallowance factor, amounted to ₱51,803.1 million, ₱58,859.0 million and ₱67,891.2 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Pursuant to the terms of its franchise (Republic Act No. 7082, as amended), PLDT enjoys exemption from customs duties and taxes on its importations of equipment, machinery and spare parts which are necessary and will be used exclusively in the operation of the businesses authorized by its franchise. However, the Philippine Department of Finance issued a memorandum dated January 20, 2000, suspending the value-added tax exemption granted to telecommunications companies, including PLDT, on the importations of capital equipment.

Advances for the Asia Cellular Satellite System
Advances for the Asia Cellular Satellite System in 2000 consist of full payment made by ACeS Philippines for the purchase of gateway facilities and equipment, supply installation and test services and certain development costs. ACeS Philippines started to roll out fixed satellite terminals in the last quarter of 2001 and final acceptance of the facilities is expected in 2002.

7. Investments

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Investments in shares of stock:				
Cost				
Common	P6,458.9	P2,155.3	P25,918.9	P24,144.7
Preferred	5,473.8	1,023.1	13,509.4	9,858.8
	11,932.7	3,178.4	39,428.3	34,003.5
Accumulated equity in net earnings (losses)	(7,648.8)	72.3	(4,543.9)	(4,686.0)
Total cost and accumulated equity in net earnings	4,283.9	3,250.7	34,884.4	29,317.5
Investment in debt securities	2,140.2	2,052.2	2,052.2	2,076.6
	P6,424.1	P5,302.9	P36,936.6	P31,394.1
Investments in shares of stock:				
At equity:				
Smart (Notes 2 and 13)	P–	P–	P27,803.2	P22,956.6
ACeS Philippines	–	–	2,091.7	2,098.1
Mabuhay Satellite	–	–	1,224.0	1,113.9
ePLDT	–	–	1,048.8	395.3
Subic Telecom	–	–	785.6	423.1
MaraTel	–	–	435.2	–
Clark Telecom	–	–	239.2	229.8
Telesat	–	–	144.2	125.6
SNMI	–	–	123.9	113.0
Others	719.8	613.2	–	–
	719.8	613.2	33,895.8	27,455.4
At cost:				
ACeS International Limited	1,614.4	1,614.4	–	–
Piltel (Note 2)	948.0	–	948.0	1,830.9
Mabuhay Space Holdings Limited	885.3	859.7	–	–
Others	116.4	163.4	40.6	31.2
	3,564.1	2,637.5	988.6	1,862.1
	P4,283.9	P3,250.7	P34,884.4	P29,317.5

Investments in Piltel
Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately P41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including the contingent liability to Marubeni Corporation, or Marubeni, arising out of the Build Transfer Agreement, or the BTA.

Under the terms of the restructuring, 50% of Piltel's debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See *Note 12 – Stockholders' Equity* for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Conversion Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 - 0.00% Years 3 to 9 - 0.10% Year 10 - 99.30%	Years 1 and 2 - 0.00% Years 3 and 4 - 0.10% Year 5 - 2.00% Years 6 to 14 - 10.00% Year 15 - 7.80%	Years 1 and 2 - 0.00% Years 3 to 14 - 0.10% Year 15 - 98.80%	Years 1 and 2 - 0.00% Years 3 and 4 - 0.10% Year 5 - 1.05% Years 6 to 9 - 5.05% Year 10 - 54.65% Years 11 to 14 - 5.00% Year 15 - 3.90%
Interest rate	Peso facility – Philippines 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a. U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a. Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.		181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually	

Under the terms of the debt restructuring, PLDT issued a Letter of Support or LOS for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the LOS, PLDT will provide funding to Piltel in the event that the cash flow from Piltel's operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of December 31, 2001, the undrawn balance that would be available under the LOS was US$61.2 million considering investments made from March 23, 2000 in the aggregate amount of US$88.8 million.

Until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms.

On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheet as of December 31, 2001 excludes Piltel's financial position and our consolidated statements of income and cash flows for the year ended December 31, 2001 only include proportionately Piltel's results of operations up to June 27, 2001.

The condensed balance sheets of Piltel at December 31 follow:

(in millions)	2001	2000*
Current assets	₱1,285.9	₱1,399.5
Property, plant and equipment – net	25,014.0	29,886.7
Non-current assets	391.4	415.2
	₱26,691.3	₱31,701.4
Current liabilities	₱3,425.0	₱2,301.7
Long-term debt	21,192.9	27,680.4
Stockholders' equity	2,073.4	1,719.3
	₱26,691.3	₱31,701.4

* *Included in the consolidated balance sheets of PLDT as of December 31, 2000.*

Piltel's long-term debt as of December 31 consists of:

(in millions)		2001		2000
Restructured debt				
Peso				
10 year Tranche B		₱2,166.4		₱–
15 year Tranche C		2,166.4		–
15 year Term Note facility		241.4		–
		4,574.2		–
US Dollar				
10 year Tranche B	US$33.2	1,716.6	–	–
15 year Tranche C	33.2	1,716.6	–	–
15 year Conversion Notes	117.3	6,060.2	–	–
	US$183.7	9,493.4	–	–
Japanese Yen				
10 year Tranche B	JP¥ 7,822.0	3,070.1	–	–
15 year Tranche C	7,822.0	3,070.1	–	–
	JP¥ 15,644.0	6,140.2	–	–
Total		20,207.8	–	–
Unrestructured debt				
Peso				
Banks		–	–	8,666.5
Preferred shareholders		106.9	–	113.2
		106.9	–	8,779.7
US Dollar				
Banks	US$6.2	321.5	US$103.7	5,182.9
Convertible bonds	9.9	514.2	238.2	11,907.9
Trade creditors	–	–	27.3	1,364.3
	US$16.1	835.7	US$369.2	18,455.1
Japanese Yen				
Bank		–	JP¥ 854.4	403.8
Total		942.6		27,638.6
Liabilities under capital lease		42.5		41.8
		₱21,192.9		₱27,680.4

Piltel is currently not in compliance with the terms of US$7.5 million principal amount (approximately US$9.9 million including put premium) of indebtedness held by certain bondholders, US$6.2 million held by a creditor and ₱106.9 million of indebtedness held by a peso lender that did not participate in the debt restructuring plan.

On February 7, 2002, Piltel obtained the necessary consents to include the ₱106.9 million indebtedness in the restructuring. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt the terms on which that holder will participate in the restructuring.

Piltel was in default in the payment of the US$9.9 million redemption price of the bonds on January 17, 2002. As a result, Piltel received a notice of acceleration on the balance of the bonds. The acceleration of this debt would not, in itself, constitute a default under the terms of the restructured debt. All of the creditors that participated in Piltel's debt restructuring have agreed to submit Piltel to a rehabilitation under the supervision of the Philippine courts if a creditor that did not participate in the debt restructuring takes any step to commence proceedings for the insolvency, receivership, liquidation or rehabilitation of Piltel or any other similar proceedings.

The carrying value of PLDT's investments in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in losses of Piltel following significant financial losses suffered by Piltel since 1997.

In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the LOS issued by PLDT for the benefit of Piltel and its creditors. The carrying value of PLDT's investment in Piltel preferred shares has been reduced to ₱948.0 million as of December 31, 2001 after taking into account PLDT's equity in losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares, and provisions for estimated permanent decline in value of PLDT's investment in Piltel preferred shares up to December 31, 2001.

The net book value of Piltel amounted to ₱2,073.4 million as of December 31, 2001 after recognizing an asset write-down of ₱13,984.1 million approved by Piltel's board of directors at a meeting on August 8, 2001 which is reflected in Piltel's accounts as of June 30, 2001. This was a result of Piltel's decision to scale down its Advance Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA, network beginning the second half of 2001 due to its recent success in marketing Global System for Mobile Communication, or GSM, prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

The attributable share of PLDT on the asset write-down amounting to approximately ₱6,334.8 million was negated by a gain of ₱7,592.4 million in respect to the increase in PLDT's share of the net assets of Piltel arising from the completion of Piltel's debt restructuring and transfer of Piltel's common shares to certain financial advisors and additional provision of ₱1,257.6 million in respect of its investment in Piltel preferred shares.

Piltel's continued operation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, and to obtain additional financing or refinancing, as may be necessary. PLDT's investment in Piltel is carried in the consolidated balance sheet as of December 31, 2001 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of PLDT's investment that might be necessary should Piltel be unable to continue as a going concern.

Subscription for Smart Preferred Shares

On September 11, 2000, PLDT entered into a Subscription Agreement with Smart under which PLDT subscribed for 250 million preferred shares of Smart at ₱13.875 per share, or an aggregate subscription price of ₱3,468.7 million. This subscription was fully paid as of December 31, 2000.

At the same price of ₱13.875 per share, PLDT subscribed for the following additional preferred shares of Smart:

- 326,339,553 shares at an aggregate subscription price of ₱4,528.0 million subscribed in 2000; and
- 186,072,072 shares at an aggregate subscription price of ₱2,581.8 million subscribed in 2001 of which ₱1,581.8 million is still unpaid as of December 31, 2001.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

Acquisition of Additional Stake in Mabuhay Satellite

On May 11, 2000, PLDT finalized the Stock Purchase Agreement with Piltel for the purchase of 600,000 common shares of Mabuhay Satellite held by Piltel. The shares were purchased at par value of ₱100 per share for a total consideration of ₱60 million.

Also on the same date, a Deed of Assignment was executed by Mabuhay Satellite and Piltel assigning to PLDT the 617,028 common shares of Mabuhay Satellite subscribed by Piltel, for which Piltel partially paid ₱54 million. PLDT paid Piltel the amount of ₱54 million and assumed the obligation to pay Mabuhay Satellite the unpaid balance of Piltel's subscription amounting to ₱7.7 million.

As a result of these transactions, PLDT's equity interest in Mabuhay Satellite increased from 61% to 67%.

Investment in Infocom Technologies, Inc., or Infocom

In 2000, PLDT completed the purchase of Infocom shares held by Sequel Concepts Inc. and other minority shareholders.

On August 4, 2000, PLDT also subscribed for 12.5 million shares out of the increase in Infocom's authorized capital stock from ₱100 million to ₱250 million. Furthermore, on December 21, 2000, PLDT and Infocom entered into an agreement to convert the loans totaling ₱45 million granted by PLDT to Infocom (as evidenced by Convertible Notes) into 4.5 million shares. The converted common shares were issued on January 5, 2001.

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom's capital restructuring which involved the increase in authorized capital stock of Infocom from ₱250 million to ₱500 million and the subsequent decrease in authorized capital stock of Infocom from ₱500 million to ₱188.5 million which resulted to the removal of Infocom's deficit amounting to ₱232.4 million.

PLDT subscribed and paid 17.5 million shares through offsetting of receivables from Infocom amounting to ₱150 million and the conversion of Infocom's Convertible Notes in the amount of ₱24.5 million.

As a result of these transactions, PLDT's equity interest in Infocom increased from 51% to 99.6%.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for in a manner similar to pooling of interest method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at historical cost or at the predecessor's carrying amounts.

Acquisition of Additional Stake in Subic Telecom

On November 28, 2000, the Board of Directors of PLDT approved the acquisition of AT&T's 40% equity interest in Subic Telecom. The parties signed the Stock Purchase Agreement on January 26, 2001, and the closing of the sale/purchase transaction took place on February 16, 2001. As a result of this transaction, PLDT's equity interest in Subic Telecom increased from 60% to 100%.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT's information and communications technology initiatives and ventures. ePLDT currently holds or intends to hold interests in a number of businesses, which include:

a. Internet Data Center under the brand name Vitro™;
b. 100% owned subsidiary, Sidera Technologies, Inc.;
c. 100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;
d. 22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office;
e. 100% owned subsidiary, mySecureSign, Inc., a principal affiliate of Verisign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;
f. 51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;
g. 20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.;
h. 45% interest in MindStream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology or NIIT of India for IT courseware;
i. 40% investment in Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;
j. 51% interest in eYP.ph Corporation, which is engaged in providing online directory service;

k. 100% investment in Vocativ Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations in the second quarter of 2002 exclusively for clients of a global provider of customer relationship management services; and
l. 100% investment in Parlance Systems, Inc., a planned 500-seat call center facility that we expect will commence commercial operations also in the second quarter of 2002 exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements.

ePLDT has an initial authorized capital stock of ₱1 billion which was increased to ₱4 billion in May 2001. As of December 31, 2001, PLDT has subscribed for ₱1.178 billion shares of which ₱550.0 million was paid in cash, ₱224.0 million was paid through offsetting of receivables from ePLDT, ₱134.6 million through transfer of Infocom shares, and ₱270.0 million through the transfer of the 3rd and 4th floors of the PLDT's Information Systems Data Center.

ePLDT commenced commercial operations on February 5, 2001.

Acquisition of Controlling Stake in MaraTel
In June 2001, PLDT acquired 2,439,060 common shares of MaraTel's common capital stock for a total consideration of ₱451.3 million. The shares represent 92.3% of the issued and outstanding common shares of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,440 subscribers and a switch capacity of 32,000 digital lines as of December 31, 2001.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT's existing coverage in Mindanao.

Purchase of SNMI
On April 26, 2000, PLDT completed the purchase of 421,384 common shares of SNMI for a total consideration of ₱42.1 million. The acquisition represents 40% of the issued and outstanding shares of common capital stock of SNMI.

Under a Stock Purchase Agreement dated August 14, 2000, PLDT also purchased Smart's equity interest in SNMI, representing the remaining 60% of SNMI's outstanding capital stock, for a total consideration of ₱63.2 million. This transaction increased PLDT's equity interest in SNMI to 100%.

SNMI was incorporated for the primary purpose of providing enhanced communication and information services as well as value-added services to individual consumers, businesses, government agencies and other organizations or entities.

Investment in Mabuhay Space Holdings
On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement or JVA, with Space Systems/Loral, Inc. or SS/L, to form Mabuhay Space Holdings, Limited or MSHL, for the purpose of providing high power Ku-Band satellite transmission services using the additional payload which was added by SS/L aboard Agila II. Management expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investments in Debt Securities

Home Cable
PLDT's total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to ₱2,052.2 million as of December 31, 2001 and 2000.

These notes are convertible into shares of common stock of Unilink or Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

Infocom
PLDT also made investments in convertible notes of Infocom. At the option of PLDT, these notes are convertible into common shares of Infocom at a conversion rate equal to the par value of the shares.

On December 21, 2000, ₱45.0 million of these notes were converted into 4.5 million common shares of Infocom. The actual issuance of the conversion shares was done on January 5, 2001.

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of ₱24.5 million convertible notes into shares of Infocom. The shares were issued on August 28, 2001 after the Philippine SEC approved the increase in authorized capital stock of Infocom from ₱250.0 million to ₱500.0 million.

8. Other Assets

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Debt issuance expenses – net (Note 3)	₱1,784.5	₱1,086.3	₱453.8	₱396.5
Refundable deposits	364.5	351.3	228.8	247.2
Others – net	2,836.1	3,490.6	125.9	1,165.2
	₱4,985.1	₱4,928.2	₱808.5	₱1,808.9

9. Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Accrued interest on various loans	₱3,033.9	₱3,850.9	₱2,212.6	₱3,290.1
Accrued taxes and other expenses	1,520.4	2,431.6	946.3	708.8
Accrual for unused sick leave pay and other employee benefits	779.8	629.6	642.3	535.4
Accrued utilities and general expenses	452.6	360.6	452.6	360.6
Others	2,402.2	1,490.1	346.5	269.2
	₱8,188.9	₱8,762.8	₱4,600.3	₱5,164.1

10. Long-term Debt

This account consists of:

	Consolidated	
(in millions)	2001	2000
PLDT	₱141,515.2	₱146,188.4
Piltel (Note 7)	–	27,680.4
Smart	21,701.8	11,814.2
Mabuhay Satellite	5,622.5	6,241.9
MaraTel	40.0	–
	168,879.5	191,924.9
Less current portion	19,285.7	12,856.8
	₱149,593.8	₱179,068.1

The scheduled maturities of long-term debt outstanding as of December 31, 2001 are as follows:

(in millions) Year	Consolidated	Non-Consolidated
2002	₱21,852.4	₱16,841.1
2003	35,347.3	29,567.3
2004	26,596.9	20,910.3
2005	22,451.2	16,680.3
2006 and onwards	62,631.7	57,516.2

PLDT

PLDT's aggregate outstanding indebtedness as of December 31, 2001 and 2000 are shown below:

(in millions) Description	2001		2000	
In U.S. Dollars				
Export Credit Agencies' Supported Loans				
Kreditanstalt fur Wiederaufbau	$474.9	₱24,549.3	$540.9	₱27,036.7
JBIC/Co-financing Banks	109.4	5,652.7	129.0	6,446.4
Others	182.6	9,441.2	190.7	9,537.5
	766.9	39,643.2	860.6	43,020.6
Fixed Rate Global Bonds	1,426.9	73,669.9	1,426.7	71,314.3
Term Loans	289.8	14,976.2	402.4	20,113.6
	$2,483.6	128,289.3	$2,689.7	134,448.5
In Japanese Yen				
Term Loans	¥23,029.1	9,130.9	¥19,595.6	8,564.8
In Philippine Pesos				
Peso Fixed Rate Corporate Notes		2,770.0		2,770.0
Term Loans		1,325.0		405.1
		4,095.0		3,175.1
		141,515.2		146,188.4
Less current portion		14,274.4		10,891.8
		₱127,240.8		₱135,296.6

Effective average interest rates during 2001 and 2000 are as follows:

	2001	2000
Dollar denominated loans	8.688%	9.127%
Yen denominated loans	1.333%	1.339%
Peso denominated loans	14.536%	15.221%

Export Credit Agencies' Supported Loans
In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest creditor. As of December 31, 2001, we owed US$474.9 million aggregate principal amount of debt to KfW, as follows:

- US$359.9 million provided under various export credit agency-backed facilities in connection with our expansion and service improvement programs;
- US$58.9 million provided for the 15% down payment portion without guarantee/insurance cover from the export credit agencies; and
- US$56.1 million provided under three other credit facilities.

US$95.5 million of our KfW loans matures in 2002, US$88.9 million matures in 2003, US$87.7 million matures in 2004, US$82.5 million matures in 2005 and US$120.3 million matures in 2006 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

On January 25, 2002, PLDT signed a loan agreement with KfW which shall provide PLDT with a new US$149 million facility to refinance in part the repayment installments becoming due from January 2002 until December 2004. The facility is a nine-year loan, inclusive of a two-year grace period, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. The continuing availability of disbursement under this facility will be subject to PLDT's success in implementing its other financing initiatives based on an agreed plan and timetable. The portion of the debt to be refinanced by this facility that matures in 2002 amounting to US$49.7 (₱2,566.7 million) is presented under Long-term Debt – net of current portion in our balance sheet as of December 31, 2001.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export Import Bank of Japan, the Export Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$292.0 million and US$319.8 million as of December 31, 2001 and 2000, respectively. US$59.8 million of these loans matures in 2002, US$57.8 million matures in 2003, US$56.4 million matures in 2004, US$45.2 million matures in 2005 and US$72.8 million matures in 2006 and onwards.

Fixed Rate Global Bonds
PLDT has eight series of non-amortizing fixed rate global bonds outstanding as of December 31, 2001, as follows:

Principal Amount	Interest Rate	Maturity
US$100,000,000	9.125%	August 1, 2002
US$125,000,000	8.500%	June 30, 2003
US$204,265,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.250%	June 30, 2006
US$200,000,000	7.850%	March 6, 2007
US$175,000,000	10.500%	April 15, 2009
US$300,000,000	8.350%	March 6, 2017

Term Loans
Local Exchange Transfer Loans
In connection with the transfer of Smart's local exchange business to PLDT discussed in *Note 6 – Property, Plant and Equipment* and *Note 13 – Related Party Transactions*, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$172.8 million of which was outstanding as of December 31, 2001. These loans were amended in August 2001 to increase the maximum total debt to earnings before income tax and depreciation and amortization or EBITDA ratio that PLDT on an unconsolidated basis is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150.0 Million Term Loan
In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$103.5 million of which was outstanding as of December 31, 2001. The outstanding principal amount of this loan is payable at maturity on December 22, 2003.

Japanese Yen Term Loan
In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, ¥19.015 billion of which is outstanding as of December 31, 2001. This loan has a final maturity on June 18, 2003.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of P1.7 billion, P1.1 billion of which was drawn and outstanding as of December 31, 2001. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan matures on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date
Payments 1-7	3.500%
Payments 8-11	8.875%
Payments 12-15	10.000%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvements and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of P1.5 billion, of which P230 million will mature on November 11, 2002, P500 million on November 9, 2004, and P770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of P1.27 billion, of which P360 million will mature on June 9, 2003, P100 million on June 9, 2005 and P810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods. Since over 97% of PLDT's indebtedness is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% from P49.986 = US$1.00 on January 1, 2001, to P51.690 = US$1.00 on December 31, 2001. During 2001, the exchange rate fluctuated between a high of P55.013 = US$1.00 on January 18, 2001 and a low of P47.550 = US$1.00 on February 16, 2001. These financial ratios and other tests are also negatively affected by any deterioration of PLDT's consolidated and non-consolidated operating results or impairment of our assets. If, among other things, the peso weakens significantly against the U.S. dollar from current levels or our consolidated and non-consolidated operating results do not meet our expectations or we are required to recognize an impairment of the value of our assets, we may be unable to maintain compliance with these ratios.

Failure to comply with these covenants could result in a declaration of default and acceleration of some or all of PLDT's indebtedness. The terms of some of our loans have no minimum amount for cross-default.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart's cellular business in assisting compliance with such covenants due to restrictions on payment of dividends by Smart. To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future.

The financial tests under our loan agreements, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.01:1 from March 2005 and thereafter;
- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1;
- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%; and
- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs. At December 31, 2001, PLDT's ratio of total debt to EBITDA on a non-consolidated basis, which is not permitted to exceed 6.0:1, was 5.31:1. At December 31, 2000, PLDT's ratio of total debt to EBITDA on a non-consolidated basis was 5.45:1.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC. At December 31, 2001, PLDT's ratio of long-term indebtedness to appraised value of equity/tangible net worth ranged from 0.91:1 to 1.15:1 as against permitted maximums from 1.1:1 to 3:1 depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding PLDT's equity share in net earnings of investees for the period, after adding back interest charges on all indebtedness for the twelve months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest capitalized to construction, during the 365-day period following the calculation date on all PLDT's indebtedness outstanding on such calculation date. At December 31, 2001, PLDT's interest coverage ratio on a non-consolidated basis ranged from 167% to 401%, as against required minimums of 150% to 200% depending on the loan facility, and PLDT was in compliance with all such covenants.

Non-consolidated current ratio is the result obtained by dividing non-consolidated current assets by non-consolidated current liabilities excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date. At December 31, 2001, PLDT's current ratio on a non-consolidated basis was 1.27:1 as against required minimums of 0.9:1 to 1.2:1 depending on the loan facility.

In addition, some of PLDT's loan and other debt agreements contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

At December 31, 2001, PLDT's long-term debt to tangible net worth calculated on this basis was 1.1:1 and its total debt to EBITDA was 4.29:1.

PLDT's loan agreements contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Smart

Smart's long-term debt as of December 31, 2001 and 2000 consists of:

(in millions)	2001		2000	
U.S. Dollars	$400.5	P20,701.8	$236.6	P11,814.2
Philippine Pesos		1,000.0		–
		21,701.8		11,814.2
Less current portion		4,577.4		1,655.1
		P17,124.4		P10,159.1

Smart's bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart's dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loan is payable quarterly and accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in 2006.

Smart's loan agreements contain restrictions, that limit its ability to pay dividends, make distributions to its shareholders or otherwise provide funds to its shareholders or affiliates without the consent of its lenders. In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arm's-length terms and for valuable consideration.

Smart's debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. Smart's debt-to-equity ratio increased to 1.11:1 at the end of 2001 from 0.80:1 in 2000. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

- Cross defaults and cross accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;
- Failure by Smart to comply with certain financial ratio covenants;
- Any reduction in PLDT's ownership of Smart's stock below 51.0 per cent of the total of each class of Smart's issued shares;
- Any reduction in First Pacific's and Metro Pacific Corporation's collective direct and/or indirect ownership of PLDT's common stock below 17.5 per cent of the total common stock outstanding or 17.5 per cent of the voting power of the total common stock outstanding; and
- The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors' ability to perform its obligations under an applicable guaranty.

Certain land and telecommunications equipment of Smart with a net book value of approximately P160.0 million as of December 31, 2001 have been pledged as securities for Smart's outstanding loans.

Mabuhay Satellite

Mabuhay Satellite's long-term debt as of December 31, 2001 and 2000 consists of:

(in millions)	2001		2000	
U.S. Dollars				
Credit Agreement	$61.9	₱3,201.3	$74.9	₱3,745.5
Omnibus Agreement	46.9	2,421.2	49.9	2,496.4
	108.8	5,622.5	124.8	6,241.9
Less current portion	8.2	423.9	6.2	309.9
	$100.6	₱5,198.6	$118.6	₱5,932.0

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the costs of purchasing the Agila II Satellite. On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of this Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (₱3,201.3 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.9 million (₱2,421.2 million).

As security therefor, Mabuhay Satellite has, constituted in favor of the Banks:

- A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;
- An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and
- An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite's debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite's long-term liabilities as of December 31, 2001 and 2000 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the Bangko Sentral ng Pilipinas approved the restructuring of Mabuhay Satellite's debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite's nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

MaraTel

MaraTel's long-term debt consists of a ₱60 million loan, which was availed of on October 20, 1997. The loan carries a fixed interest rate of 11.7% per annum and matures on October 16, 2005. As of December 31, 2001, the outstanding balance of this loan was ₱40 million, ₱10 million of which will mature in 2002.

11. Deferred Credits and Other Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
(in millions)	2001	2000	2001	2000
Accrual of capital expenditures under long-term financing (Note 18)	₱6,995.4	₱3,442.5	₱2,725.3	₱984.6
Customers' deposits	2,453.2	2,517.1	2,407.9	2,486.5
Accrued pension cost (Note 14)	1,116.8	575.8	1,116.8	575.8
Deferred gain on swap transactions – net	416.3	323.4	416.3	323.4
Related party (Note 13)	–	–	2,350.2	–
Others	1,995.2	2,480.2	1,323.4	1,648.8
	₱12,976.9	₱9,339.0	₱10,339.9	₱6,019.1

12. Stockholders' Equity

PLDT's capital stock account consists of:

	2001		2000	
(in millions, except par value per share)	Shares	Amount	Shares	Amount
Preferred stock – ₱10 par value				
Authorized	822.5	₱8,225.0	822.5	₱8,225.0
Outstanding-				
Cumulative				
Convertible:				
Series A to BB	372.4	₱3,723.5	351.5	₱3,515.2
Series III	4.6	46.1	4.6	46.1
Series V	2.6	26.1	-	-
Series VI	4.8	48.2	-	-
Series VII	3.8	38.4	-	-
Nonconvertible:				
Series IV	36.0	360.0	36.0	360.0
	424.2	₱4,242.3	392.1	₱3,921.3
Common stock – ₱5 par value				
Authorized	234.0	₱1,170.0	234.0	₱1,170.0
Outstanding	168.9	₱844.5	168.5	₱842.5

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from ₱8.5 billion, divided into two classes consisting of 783 million shares of serial preferred stock with a par value of ₱10 each and 134 million shares of common stock with a par value of ₱5 each, to ₱9.395 billion divided into two classes consisting of 822.5 million shares of serial preferred stock with a par value of ₱10 each and 234 million shares of common stock with a par value of ₱5 each. Out of said increase in capital stock, PLDT issued 35.1 million shares as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12.2 million shares of stock were subscribed by NTT Communication's subsidiary for cash (see *Note 13 – Related Party Transactions*).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to BB 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. It is convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the Philippine Stock Exchange, or PSE, over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors which, as of December 31, 2001, is ₱5 per share. At PLDT's option, the Series A to BB 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On November 7, 2000, the Board of Directors designated 30 million shares of serial preferred stock as Series BB 10% Cumulative Convertible Preferred Stock for issuance throughout 2001 pursuant to PLDT's Subscriber Investment Plan. On January 24, 2001, the Philippine SEC issued a resolution exempting from the registration requirements under the Securities Regulation Code, or the Code, the issuance by PLDT of Series BB 10% Cumulative Convertible Preferred Stock. On May 21, 2001, the PSE approved the listing of Series BB 10% Cumulative Convertible Preferred Stock.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Code. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares. This brings the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. A request for confirmation by the Philippine SEC that the issuance of these shares is a transaction exempt from the registration requirements under the Code and an application for the listing of these shares on the PSE will be filed in due course.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to ₱11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

On June 4, 2001, PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividend of ₱18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share will be convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for ₱1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4.6 billion, US$183.7 million and JP¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the underlying common shares were put to PLDT. As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares.

The aggregate value of the put option as of December 31, 2001 is ₱19,574.3 million while the market value of the underlying common shares is ₱4,703.7 million based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On November 27, 2001, the Board of Directors approved the dividend declaration of ₱0.50 per outstanding share of Series H, L, M, and Y 10% Cumulative Convertible Preferred Stock, payable on January 31, 2002 to the holders of record on December 27, 2001. As of December 31, 2001, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately ₱206.2 million.

On January 22, 2002, the Board of Directors approved the dividend declaration of: (i) ₱0.50 a share on Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock, payable on February 28, 2002 to the holders of record on February 8, 2002; (ii) ₱0.50 per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock payable on March 27, 2002 to the holders of record on March 27, 2002; and (iii) ₱0.000375 per outstanding share of Series IV Cumulative Non-Convertible Redeemable Preferred Stock, payable on March 15, 2002 to the holders of record on February 15, 2002.

Employees' Stock Purchase Plan

The Employees' Stock Purchase Plan of PLDT provides an opportunity to its regular rank and file and supervisory employees to purchase an ownership interest in PLDT's common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the Employees' Stock Purchase Plan. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

As of December 31, 2001, a balance of 1,173,513 shares of common stock is still reserved for future offerings under the Employees' Stock Purchase Plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or the Plan, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the Plan. The Plan covers management executives which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The Plan seeks to motivate option holders to achieve PLDT's goals, reward option holders for the creation of stockholder value, align the option holders' interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The Plan is administered by the Executive Compensation Committee of the Board of Directors. Approximately 1,289,745 shares of common stock of PLDT have been reserved as underlying shares of options under the Plan.

Retained Earnings

This account consists of:

(in millions)	2001	2000	1999
Appropriated for plant expansion and higher replacement costs	₱435.0	₱435.0	₱435.0
Unappropriated	34,200.3	32,448.5	33,328.1
	₱34,635.3	₱32,883.5	₱33,763.1

Declaration and payment of dividends are made regularly by PLDT. However, the written consent of the creditors and certain preferred stockholders may be required (under certain conditions as discussed in *Note 10 – Long-term Debt*). The retention of earnings is necessary to meet the financial requirements of PLDT's expansion and modernization programs which are all designed to increase the number of access lines in service and to improve facilities for fixed line, long distance and data and other network services. The unappropriated retained earnings of PLDT include undistributed loss and earnings, representing accumulated equity in the net losses of subsidiaries amounting to losses of ₱4,543.9 million and ₱4,686.0 million as of December 31, 2001 and 2000, respectively.

13. Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. The PLDT Group believes that the terms of these transactions are comparable with those available from unrelated parties.

Transactions with/between Investees
Description of major transactions with/between investees are as follows:

a. Telecommunications Services Provided within PLDT Group
Telecommunication carriers within PLDT Group, namely: PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel have existing interconnection agreements with one another under the terms similar with other telecommunication providers outside the PLDT Group (see *Note 22 - Other Matters*). Each of these companies recognized revenues net of interconnection charges for calls terminating with the customer of the other carriers.

b. Business Transfer Agreement between PLDT and Smart
On May 15, 2000, PLDT and Smart entered into a LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction involved: (a) the transfer to PLDT of (i) the equipment; (ii) all rights and interests of Smart under and pursuant to the subscription contracts with the LEC customers or subscribers of Smart including, but not limited to all receivables from such customers or subscribers; (iii) all rights and interest of Smart including under and pursuant to Smart's supply contracts; (iv) all rights and interest of Smart under and pursuant to the LEC Provisional Authority or LEC PA and its permits, licenses and authorizations issued by relevant governmental authorities for the operation by Smart of the LEC business; and (v) real properties and improvements, furniture, fixtures, and other tangible and intangible assets pertaining to the LEC business of Smart and (b) the assumption by PLDT of the obligations and liabilities of Smart under the LEC PA, permits and licenses, supply contracts and other liabilities pertaining to the operation by Smart of the LEC business, other than obligations or liabilities for borrowed money (see *Note 10 – Long-term Debt*).

The transaction was completed on August 31, 2000, and Smart's LEC net assets valued at ₱8,788.5 million, of which ₱7,548.8 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart's obligations assumed by PLDT. To finance the cash consideration, PLDT entered into a loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands for US$135 million (₱6,978.2 million) on August 18, 2000. At the same time, PLDT also entered into loan agreements with Exportkreditnamden, or EKN, of Sweden for US$35.7 million (₱1,845.3 million) and Export Credit Guarantee Department, or ECGD, of the United Kingdom for US$26.5 million (₱1,369.8 million). The proceeds of the loan with FMO were partly used to repay the outstanding balances of Smart's LEC-related loans with various commercial banks. The LEC-related loans of Smart with EKN and ECGD were novated and transferred to PLDT, which became in effect the borrower under the relevant loan agreements.

c. Transponder Lease from Mabuhay Satellite to PLDT
On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and
- grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱926.9 million in 2001, ₱1,054.7 million in 2000 and ₱980.7 million in 1999.

d. Facilities Management Agreement between PLDT and Piltel
On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order 109 network operations and services, including Executive Order 109 fixed line build out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate and Boac and Executive Order 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value added tax.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Total management fees under these agreements amounted to ₱134.9 million in 2001 and ₱11.0 million in 2000.

e. Facilities Management Agreement between Subic Telecom and Piltel
On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱44.00 for repairs and maintenance and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under these agreements amounted to ₱24.1 million in 2001 and ₱45.2 million in 2000.

f. Agreements between Smart and Piltel
Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase and
- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:
  i. A facilities management agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of ₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

  ii. A customer service management agreement under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

  iii. An administrative support and management services agreement under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to ₱540.1 million in 2001 and ₱124.1 million in 2000.

In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under this agreement amounted to ₱1,508.5 million in 2001 and ₱391.1 million in 2000.

g. Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements
In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of:

- the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation and
- the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines. In the event PT Asia Cellular Satellite's aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT is endeavoring to amend the agreement considering the occurrence of partial satellite loss, change in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite and
- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

h. Facilities Management Agreement between Smart and ACeS Philippines
On February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement with ACeS Philippines. In exchange for services rendered, Smart shall be compensated with fixed and variable monthly fees by ACeS Philippines.

Under the FMA, Smart shall undertake the management, maintenance and operation of the ACeS Global Mobile Personal Communications by Satellite, which are ready and available for actual use or operation on February 16, 2001.

Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines' business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

An amendment to the existing service distribution agreement with ACeS Philippines has been made whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue share formula. ACeS Philippines shall likewise pay Smart's charges for the payphone-related services.

Total fees under this agreement amounted to ₱10.0 million in 2001.

i. Other Transactions

Equity investments in investees are discussed in *Note 7 - Investments* to the consolidated financial statements.

The following is a summary of accounts with subsidiaries eliminated from the consolidated financial statements as of December 31, 2001, 2000 and 1999 and for the years then ended:

(in millions)	2001	2000	1999
Balance Sheet Items			
Receivables	₱2,064.3	₱1,624.8	₱277.2
Other assets	2,350.2	–	–
Accounts payable	495.3	1,624.8	277.2
Accrued and other current liabilities	1,569.0	–	–
Deferred credits and other liabilities	2,350.2	–	–
Profit and Loss Items			
Fixed line miscellaneous revenue	56.9	56.1	–
Wireless service revenue	926.9	1,054.7	980.7
Rent expense	926.9	1,054.7	980.7
Other operating costs	307.0	180.2	–
Miscellaneous income	250.1	124.1	–

The following is a summary of accounts with unconsolidated investees as of December 31, 2001, 2000 and 1999 and for the years then ended:

(in millions)	2001	2000	1999
Balance Sheet Items			
Receivables	₱2,081.1	₱–	₱–
Profit and Loss Items			
Fixed line miscellaneous revenues	102.1	–	–
Miscellaneous income	290.0	–	–

Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of and for the years ended December 31, 2001, 2000 and 1999 are as follows:

a. Acquisition of Smart

On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific Company Limited and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired on March 24, 2000 the entire issued capital stock of Smart valued at approximately ₱37.9 billion (approximately US$930 million) through the issuance of 35,098,974 new PLDT common shares (issue price of ₱1,080 per share) to Smart's shareholders representing approximately 22.5% of the issued common shares of PLDT (as enlarged by such issue of shares).

Prior to this, Smart's major shareholders were certain Philippine and other affiliates of First Pacific Company Limited (collectively, the First Pacific Group) and NTT Communications Capital (UK) Limited or NTTC-UK, which in the aggregate owned 95.7% of Smart. NTTC-UK is a wholly owned subsidiary of NTT Communications Corporation or NTT Communications, which, in turn, is a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation or NTT (collectively, the NTT Group).

b. Agreements with NTT Communications and or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- *Advisory Services Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to ₱247.9 million in 2001 and ₱116.8 million in 2000.
- *Domestic Fiber Optic Network Submerged Plant Maintenance Agreement.* On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT's domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to ₱106.8 million in 2001 and ₱35.4 million in 2000.
- *Arcstar Licensing Agreement and Arcstar Service Provider Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications'

"Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to ₱6.6 million in 2001 and ₱0.8 million in 2000.

- *Conventional International Telecommunications Services Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to ₱0.4 million.

c. Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing technical assistance agreement with ALBV for the latter's provision of technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of twenty-five years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV shall provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under this agreement amounted to ₱249.0 million in 2001 and ₱195.0 million in 2000.

d. Others

Other than the above, transactions with other companies entered in the ordinary course of business in which some of our directors may have an interest are not material.

14. Employees' Benefit Plan

PLDT

PLDT has a trusteed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

The actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2001, 2000 and 1999 are as follows:

(in millions)	2001	2000	1999
Actuarial accrued liability	₱6,637.6	₱9,264.2	₱9,862.1
Assets at fair value	4,591.5	5,007.0	5,450.1
Funded status of the Benefit Plan	(2,046.1)	(4,257.2)	(4,412.0)
Unrecognized			
Net transition liability	3,054.3	3,219.6	3,384.9
Net experience adjustment	(2,125.0)	461.8	734.2
Accrued pension cost	(₱1,116.8)	(₱575.8)	(₱292.9)
Net pension cost			
Normal cost	₱622.6	₱636.9	₱590.4
Interest cost	74.7	76.4	76.8
Amortization of:			
Unrecognized net transition obligation	165.3	165.3	165.3
Unrecognized net experience adjustment	19.5	30.8	6.3
	₱882.1	₱909.4	₱838.8

The average assumptions used to determine pension benefits at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Weighted average assumptions			
Discount rate	12.00%	12.00%	12.00%
Expected return on Plan assets	12.00%	12.00%	12.00%
Rate of compensation increase	10.77%	12.26%	11.90%

Smart

Smart has a Provident Plan to provide for the payment of benefits to all its qualified employees or their beneficiaries in the event of an employee's death, retirement, disability or separation from service. Benefit payments are made through a Provident Fund, which is administered by a trustee financial institution. Under the Provident Plan, Smart contributes to the Provident Fund based on a percentage of each member's monthly salary, starting from the date of his membership in the Provident Plan, in accordance with his number of years of credited service. The member employee, on the other hand, has the option to contribute to the Provident Fund an amount not to exceed 25% of his monthly salary. Contributions by Smart to the Provident Fund charged to operations amounted to ₱38.0 million, ₱22.1 million and ₱20.8 million in 2001, 2000 and 1999, respectively.

15. Other Expenses – Net

This account consists of:

(in millions)	Consolidated 2001	Consolidated 2000	Consolidated 1999	Non-Consolidated 2001	Non-Consolidated 2000	Non-Consolidated 1999
Interest expense and related items, net of capitalized interest (Notes 6 and 10)	₱14,613.1	₱14,562.3	₱12,500.4	₱10,825.4	₱9,741.1	₱7,572.4
Interest and other income	(2,000.9)	(2,359.0)	(3,206.8)	(1,120.5)	(1,356.4)	(855.5)
Manpower reduction cost	279.1	-	170.0	279.1	-	170.0
Provision for estimated decline in value of investment	600.0	-	-	600.0	-	-
Equity in net losses (earnings) of investees, including goodwill amortization (Note 7)	(40.6)	(11.5)	9.6	(1,324.2)	3,807.8	1,844.6
Foreign exchange/swap (gains) losses (Notes 10 and 20)	816.9	(945.3)	219.6	332.6	(969.9)	175.3
	₱14,267.6	₱11,246.5	₱9,692.8	₱9,592.4	₱11,222.6	₱8,906.8

16. Income Taxes

On December 11, 1997, Republic Act No. 8424, otherwise known as the Comprehensive Tax Reform Program, or CTRP, was signed into law and took effect on January 1, 1998. The CTRP includes (i) the phased-in change in rates of tax on domestic corporations, from 35% to 34% in 1998, 33% in 1999 and 32% in 2000 and thereafter; (ii) net operating loss carryover or NOLCO; and (iii) minimum corporate income tax.

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

(in millions)	2001	2000
Net current assets	₱1,439.4	₱1,725.0
Net current liabilities[1]	(1.7)	(19.3)
Net noncurrent liabilities	(8,621.5)	(8,542.0)
Net liability	(₱7,183.8)	(₱6,836.3)

[1] *Classified under "Accrued and Other Current Liabilities" in the audited balance sheets.*

PLDT's deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The significant components of the consolidated deferred tax assets and liabilities, using the tax rates applicable in future years, are as follows:

(in millions)	2001	2000
Current assets:		
Allowance for doubtful accounts	₱1,845.7	₱2,016.1
Unrealized foreign exchange losses	4.7	48.6
Allowance for inventory losses	161.0	216.0
Provision for manpower reduction program	-	56.5
Accrued pension costs	-	76.0
Unamortized past service pension cost	369.3	319.5
Others	31.0	0.2
	2,411.7	2,732.9
Less valuation allowance	756.8	1,007.9
	1,654.9	1,725.0
Current liabilities		
Lump-sum payment under the collective bargaining agreement	(215.5)	-
Net current assets	₱1,439.4	₱1,725.0
Net current liabilities		
Unrealized foreign exchange gains	(₱1.7)	(₱19.3)
Noncurrent assets:		
NOLCO	₱252.7	₱4,371.3
Unamortized past service cost	160.4	223.3
	413.1	4,594.6
Less valuation allowance	-	4,002.5
	413.1	592.1
Noncurrent liabilities:		
Interest charges capitalized, net of amortization	(5,496.2)	(5,433.6)
Taxes and duties capitalized, net of amortization	(775.8)	(857.1)
Foreign exchange differential capitalized, net of depreciation	(2,762.6)	(2,843.4)
	(9,034.6)	(9,134.1)
Net noncurrent liabilities	(₱8,621.5)	(₱8,542.0)

Provision for income tax consists of:

	Consolidated			Non-Consolidated		
(in millions)	2001	2000	1999	2001	2000	1999
Current	₱876.4	₱1,736.2	₱2,037.1	₱781.9	₱1,642.6	₱2,022.7
Deferred	343.5	85.8	(21.9)	51.6	425.9	1.7
	₱1,219.9	₱1,822.0	₱2,015.2	₱833.5	₱2,068.5	₱2,024.4

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated			Non-Consolidated		
(in millions)	2001	2000	1999	2001	2000	1999
Provision at statutory tax rate	₱920.7	₱254.9	₱930.1	₱1,360.4	₱1,016.6	₱1,689.2
Tax effect of:						
Tax loss position	825.1	1,679.0	1,386.4	–	–	–
NOLCO	483.0	346.6	690.3	–	–	–
Income subjected to lower tax rates	(236.0)	(378.7)	(200.2)	(138.1)	(287.7)	(184.0)
Equity in net gains (losses) of investees						
(including goodwill amortization)	69.9	(3.7)	(2.4)	(353.9)	1,218.5	510.8
Others – net	(359.8)	312.9	206.8	(34.9)	121.1	8.4
Actual provision for income tax	1,702.9	2,211.0	3,011.0	833.5	2,068.5	2,024.4
Valuation allowance	(483.0)	(389.0)	(995.8)	–	–	–
Actual provision for income tax – net	₱1,219.9	₱1,822.0	₱2,015.2	₱833.5	₱2,068.5	₱2,024.4

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom shall enjoy all the rights, privileges and benefits established under the Act, including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the BOI under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As a registered enterprise, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the need for Smart to surrender its original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday. On July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. Certain tax incentives are availed on the basis of incremental income generated from the said expansion projects.

Smart's deferred income tax assets and liabilities as of December 31, 2001 and 2000 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets and liabilities that will not have tax consequences as a result of the income tax holiday and pending resolution of the Bureau of Internal Revenue issue on the availability of NOLCO incurred by Smart prior to the 100% change in ownership in the year 2000.

On December 22, 2000, ePLDT was registered with the BOI as a new IT service firm in the field of services related to internet data center on a pioneer status. Under such registration, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

17. Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the earnings (loss) per share:

(in millions)	2001	2000	1999
Net income	₱3,417.9	₱1,108.4	₱3,094.6
Less dividends on preferred stock	1,503.2	1,249.1	1,098.9
Net income (loss) applicable to common stock	₱1,914.7	(₱140.7)	₱1,995.7

(in thousands)	2001	2000	1999
Outstanding common shares, beginning	168,498.2	156,272.4	156,232.7
Effect of issuance of common shares during the year	162.0	10,179.0	19.8
Weighted average number of common shares, end	168,660.2	166,451.4	156,252.5
Basic earnings (loss) per common share	₱11.35	(₱0.85)	₱12.77

The computation of diluted earnings (loss) per share was anti-dilutive; therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

18. Contractual Obligations and Commercial Commitments

Contractual Obligations
The following table discloses PLDT Group's contractual obligations outstanding as of December 31, 2001:

(in millions)		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
1. Long-term lease obligations	₱9,508.3	₱1,457.1	₱3,173.6	₱3,026.0	₱1,851.6
2. Unconditional purchase obligations	2,780.8	319.5	612.7	546.0	1,302.6
3. Other long-term obligations	19,574.4	-	-	-	19,574.4
Total contractual cash obligations	₱31,863.5	₱1,776.6	₱3,786.3	₱3,572.0	₱22,728.6

Long-term Lease Obligations
Transponder Lease Agreement. As discussed in *Note 13 – Related Party Transaction*, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2001 is US$18.0 million. The aggregate remaining obligation is approximately ₱6,057.0 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. The aggregate remaining obligation is approximately ₱1,049.2 million. In case of cancellation, PLDT is liable to pay ₱100.0 million for each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT's DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. The aggregate remaining obligation is approximately ₱434.2 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty five years expiring at various dates. The aggregate remaining obligation is approximately ₱162.0 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for a period ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations
Air Time Purchase Agreement with ACeS International Limited, or AIL. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS in March 1997, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. The aggregate remaining obligation is approximately ₱2,584.5 million.

PLDT is endeavoring to amend the agreement because of the partial satellite loss, change in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. The aggregate remaining obligation is approximately ₱196.3 million.

Other Long-term Obligations
Mandatory Conversion and Purchase of Shares. As discussed in *Note 7 – Investments* and *Note 12 – Stockholders' Equity*, PLDT issued 2,691,240 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock are convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2001, a total of 351,019 shares were converted to PLDT common shares consisting of 76,480 Series V and 274,539 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.6 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱4,703.7 million, based on the market price of PLDT's common stock of ₱417.50 per share as of December 31, 2001.

The aggregate value of the put option based on outstanding shares as of December 31, 2001 is ₱19,574.3 million, of which ₱13,427.8 million is payable on June 4, 2008 and ₱6,146.5 million on June 4, 2009 if all the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying shares were put to PLDT.

Commercial Commitments

The table below shows our commercial commitments outstanding as of December 31, 2001:

(in millions)		Amount of Commitment Expiration Per Period		
Commercial commitments	Total	Less than 1 year	1-3 years	4-5 years
Standby letters of credit	₱3,201.3	₱361.8	₱1,757.5	₱1,082.0

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby Letters of Credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the Credit Agreement that was restructured in January 1999 and May 8, 2000.

As of December 31, 2001, Smart had undrawn dollar-denominated long-term facilities of US$114.3 million, while PLDT had undrawn committed dollar-denominated long-term loan facilities of US$59.8 million and unutilized peso-denominated long-term-loan facilities of ₱600 million. Subsequently, US$9.4 million of PLDT's undrawn credit facilities was cancelled due to change in terms of the underlying supplier contracts.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract which covers the supply of works for the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the said GSM network.

Master Purchase Orders in the amounts of US$200 million and US$300 million were issued by Smart in August 2000 and 2001, respectively, in favor of Nokia Networks OY for the purchase of additional equipment for the expansion of its GSM phone network. Under these contracts, Nokia will expand the range and quality of Smart's GSM services.

19. Contingencies

PLDT

NTC supervision and regulation fees. On March 5, 1997 and March 18, 1997, the NTC and PLDT, respectively, partially appealed to the Supreme Court the decision of the Court of Appeals that supervision and regulation fees, or SRF, should be computed only on the basis of the par value of the subscribed or paid-up capital stock of PLDT and should not include stock dividends, premium and capital in excess of par; and that permit fees should be paid regardless of any regulatory services rendered by the NTC. PLDT argued, among others, that the Court of Appeals erred in ruling that the NTC can validly collect the fees even in the absence of any regulatory services being performed.

On July 14, 1997, the Supreme Court dismissed PLDT's appeal. With respect to the NTC's appeal, a decision was rendered by the Supreme Court on July 28, 1999, ordering the NTC to make a recomputation of the fee to be imposed on the basis of PLDT's "capital stock subscribed or paid".

On August 24, 1999, a Motion for Clarification was filed by PLDT requesting the Supreme Court to direct the NTC's assessments and collection of the SRF on the basis of PLDT's "capital stock subscribed or paid" exclusive of any premium on issued shares. The Supreme Court in its Resolution dated November 15, 1999 denied said Motion. On December 8, 1999, PLDT moved for a reconsideration of said Resolution which was later denied by the Supreme Court in its Resolution dated February 2, 2000.

On February 10, 2000, the NTC issued a re-assessment letter for the balance of SRF pursuant to the Supreme Court Resolution dated February 2, 2000. In calculating said fees, the NTC included stock dividends. PLDT believes that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence. Accordingly, in a letter dated March 16, 2000, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

On September 5, 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000, without resolving or ruling on the protest of PLDT. Thus, PLDT was constrained to file a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the Court of Appeals, on October 2, 2000. In a Resolution dated October 3, 2000, the Court of Appeals temporarily restrained the NTC from enforcing/implementing their February 10 and September 5, 2000 assessments and required the NTC to submit their comment on PLDT's Petition for Certiorari and Prohibition. On December 4, 2000, the Court of Appeals issued a Writ of Preliminary Injunction and ordered the parties to submit their respective memoranda on the main petition. PLDT filed its Memorandum on December 14, 2000.

On February 12, 2001, the Court of Appeals dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

On February 26, 2001, PLDT filed a Motion for Reconsideration of the aforementioned decision of the Court of Appeals on the ground that the same would vitiate and not validate the decision rendered by the Supreme Court on July 28, 1999, setting aside the previous decisions of both the Court of Appeals and the NTC dated October 30, 1996 and September 29, 1993, respectively, and ordering the NTC to make a recomputation of the SRF to be imposed on PLDT.

In support of its Motion for Reconsideration and to emphasize the need to assess certain information, data and/or related court records before the Court of Appeals, PLDT filed with the Court of Appeals a Motion to Set Case for Oral Argument on March 12, 2001.

On April 6, 2001, the Office of the Solicitor General, or OSG, manifested that it is adopting its Comment dated October 11, 2000 as its comment to the Motion for Reconsideration filed by PLDT. In the said Comment, the OSG stated that the NTC is providing its own definition of "stock dividend" apparently in variance with the Supreme Court decision dated July 28, 1999 as clarified by the Resolution dated November 15, 1999 by enlarging its meaning and scope and expanding the concept envisaged in said rulings and well beyond their context and import. Further, the OSG stated that the sole and only issue is whether or not the Supreme Court decision directs the inclusion or exclusion of "stock dividends" in the computation of the SRF under Section 40 (e) of the Public Service Act, as amended.

On May 7, 2001, the Court of Appeals directed the NTC to file its comment on the Motion for Reconsideration filed by PLDT.

On July 27, 2001, prior to the expiration of the second extended period to file comment requested by the NTC, the NTC complied with the Resolution of the Court of Appeals dated May 7, 2001 and filed its comment to the Motion for Reconsideration of PLDT.

On August 28, 2001, PLDT filed a Reply to NTC's Compliance dated July 27, 2001 stressing the failure of the NTC to deny the allegations in the PLDT's Motion for Reconsideration that the Supreme Court decision dated July 28, 1999 annulled and set aside the SRF assessment involved in the proceeding under which it was handed down; that the Supreme Court directed the NTC to make a re-computation of the said assessments it set aside and that the NTC did not make any such re-computation; that the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the Supreme Court; that the Supreme Court decision dated July 29, 1999 is now final and executory; that the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the Supreme Court decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the assessment of the SRF; that the Supreme Court decision dated July 28, 1999 held that the SRF could lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; and that neither the Supreme Court nor the NTC itself disagreed with PLDT's representation to the Supreme Court in its Motion for Clarification that, among other things, PLDT read and understood the Supreme Court decision dated July 28, 1999 to mean that the SRF assessment of the NTC should exclude stock dividends.

In the accompanying Manifestation and Motion to Admit filed by PLDT with its Reply to NTC's Compliance dated July 27, 2001, PLDT requested the Court of Appeals to resolve its Motion to Set Case for Oral Argument dated March 12, 2001.

Considering that the statutory deadline for the payment of the SRF is on or before the 30th of September of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the Court of Appeals to re-issue and expand the Writ of Preliminary Injunction it issued per its Resolution dated December 4, 2000, to cover all and any SRF assessments, including the SRF assessment due on September 30, 2001 pending final resolution of PLDT's Motion for Reconsideration.

On September 26, 2001, the Court of Appeals issued a resolution reviving the Resolution it earlier issued dated December 4, 2000 granting petitioner's prayer for injunctive relief, and considered re-issued the Writ of Preliminary Injunction issued pursuant thereto, the same to be effective until the resolution of the Motion for Reconsideration filed by PLDT of the Court of Appeals' decision dated February 12, 2001.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and charges. As of December 31, 2001, PLDT has paid under protest ₱611.3 million in SRF and ₱102.9 million in permit fees.

Local franchise tax assessments. On May 24, 1999, the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City assessed PLDT local franchise tax due for the years 1992 until the first two and a half months of the year 1995 in the amount of ₱60.7 million. PLDT protested the assessment for the reason that, pursuant to the Local Government Code, the right of the City of Makati to collect franchise tax from PLDT has prescribed. On June 22, 1999, PLDT received from the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City another assessment for franchise tax due for the last three quarters of 1995 up to 1998 in the amount of ₱1,091.1 million. Again, PLDT protested this assessment for the reason that upon the effectivity of the Republic Act No. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act, on March 16, 1995, PLDT became exempt from the payment of franchise and business taxes imposable by local government units. On August 30, 1999, PLDT was sent a revised assessment of its local franchise tax liability due to Makati City for the years 1992 to 1994 in the amount of ₱594.7 million. In the revised assessment, the City alleged that its right to collect has not prescribed pursuant to letters sent by the City of Makati to PLDT dated July 8, July 28 and September 23, 1997. The revised assessment was protested by PLDT. On November 4 and 11, 1999, PLDT received from the Officer-In-Charge of the Makati City Law Department a notice of denial of its protest to the second assessment for franchise tax corresponding to the last three quarters of 1995 up to 1998 and of its protest to the first assessment for franchise tax corresponding to 1992 to 1994, respectively.

By a petition to the regular courts, PLDT appealed the denial of its protests of assessments impleading therein the City of Makati, the Chief of the Miscellaneous Taxes, Fees and Charges Division of Makati City and the Officer-In-Charge of the Makati City Law Department.

PLDT believes, based on the opinion of its legal counsel, that the reasons for the denial by the City of Makati of PLDT's protests are without merit because:

- PLDT is exempt from payment of local franchise and business taxes pursuant to the provisions of R.A. 7925;
- The City of Makati's right to collect franchise tax for the years 1992, 1993 and 1994 has already prescribed as the letters sent by the City of Makati to PLDT were not the assessments contemplated by law but merely reminders to PLDT of the City's power to impose franchise tax; and
- Assuming for the sake of argument that the City of Makati's right to assess and collect franchise tax for the years 1992 up to 1994 has not prescribed, the assessment was incorrectly computed.

PLDT's claim from exemption or exclusion from local franchise and business taxes is grounded on Section 12 of its franchise, R.A. 7082, as implicitly amended and expanded by Section 23 of R.A. 7925. Further, PLDT claims that assuming that PLDT is liable for local franchise tax, the respondents' basis for the computation of the franchise tax is arbitrary and in gross violation of the law. The respondents computed the franchise tax based on PLDT's operating revenues and not based on gross receipts pertaining to Makati City. From the provisions of the Local Government Code, franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. PLDT asserts that operating revenues cannot be used as a basis for computation of franchise tax because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, operating revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority. Thus, the use thereof will exceptionally overstate the franchise tax.

The Court had rendered a decision ordering PLDT to submit its financial statements for the relevant period to the City of Makati in order for the City of Makati to determine PLDT's annual gross earnings and make the proper tax assessment. PLDT has appealed such decision to the

Supreme Court by a Petition for Review on Certiorari on September 20, 2001. The Supreme Court referred the case to the Court of Appeals. On November 21, 2001, the Court of Appeals required the City of Makati to comment on January 3, 2002. Respondents filed their third Motion for Extension of Time to file comment.

In another case of a similar nature against the same respondents, PLDT, on February 26, 2001 filed a petition in the Regional Trial Court of Makati City to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax in the amount of ₱298.3 million for calendar year 1999. The Court ordered suspension of proceedings pending outcome of the case mentioned above or until further notice.

PLDT filed another case on December 7, 2001 before the Regional Trial Court of Makati City, this time protesting Makati's assessment of franchise tax covering the year 2000. The case is also to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax for calendar year 2000. Respondents still have to file their Answer.

In the case PLDT vs. City of Cebu et. al. before the Regional Trial Court of Cebu City, PLDT obtained a favorable decision dated June 4, 2001. After the expiration of the period for appeal, PLDT then moved for execution. Respondents subsequently filed a Petition for Relief. PLDT has filed its Comment and Supplemental Comment. Respondents filed their Consolidated Reply on November 14, 2001. The Court has not yet resolved the Petition for Relief.

On August 22, 2001, the Supreme Court rendered a decision in the case entitled PLDT vs. City of Davao, et. al. denying PLDT's petition for review on its protest of assessment of local franchise tax in the amount of ₱3.7 million and a claim for refund for erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998 amounting to ₱2.7 million. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of R.A. 7925 cannot be considered as having amended PLDT's franchise so as to entitle it to exemption from local franchise tax.

PLDT has filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case en Banc and for Oral Arguments. On October 24, 2001, the Court denied the request to hear the case en banc and held in abeyance the Oral Arguments. Respondent City of Davao has filed its Comment to said Motion.

On the other hand, the Court of Appeals has also rendered a decision dated September 12, 2001 in the case entitled PLDT vs. Province of Pangasinan granting PLDT's appeal by certiorari of the decision dated December 28, 2000 of the Regional Trial Court. The Court of Appeals ruled that through the passage of R.A. 7925, Congress has impliedly withdrawn from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan had filed a Motion for Extension of Time to file Motion for Reconsideration, which was then denied in a Resolution dated October 30, 2001 for being a prohibited pleading. Respondent subsequently filed its Motion for Reconsideration and also a Motion for Reconsideration of the October 30, 2001 Resolution and with a prayer that its Motion for Reconsideration be decided upon the merits. The Court has not yet resolved the matter. PLDT has filed its Comment on the Motion for Reconsideration.

There are two cases which have recently been raised by PLDT on Petition for Review before the Supreme Court after unfavorable decisions rendered by the lower courts on the franchise tax issue, namely: PLDT vs. City of Bacolod, et. al. and PLDT vs. City of Iloilo, et. al. In these cases, the respondents still have to submit their Comments as required by the Supreme Court.

Two other cases to be raised on Petition for Review before the Supreme Court in due time are the cases of PLDT vs. Province of Cebu and PLDT vs. Province of Laguna. On December 18, 2001, the Regional Trial Court of Cebu City rendered an unfavorable decision on the franchise tax issue. The Regional Trial Court of Laguna likewise rendered an unfavorable decision dated November 28, 2001 which was received on January 28, 2002.

Mabuhay Satellite

Mabuhay Satellite is presently the respondent in an arbitration commenced by Space Systems Loral, Inc., as a result of a dispute between the parties concerning a joint venture between them. Hearings and submission of post-hearing briefs have been completed, and a decision is expected in the near future. If determined adversely to Mabuhay Satellite, the arbitration could result in a finding that Mabuhay Satellite owes Space Systems Loral, Inc. up to US$18 million.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of their business.

The respective managements of PLDT and some of its subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

20. Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT's and its subsidiaries' foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2001		2000	
(in millions)	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
Assets				
Cash and cash equivalents	$40.3	₱2,083.1	$142.0	₱7,098.0
Accounts receivable	145.8	7,536.4	131.3	6,563.2
	186.1	9,619.5	273.3	13,661.2
Liabilities				
Accounts payable	27.3	1,411.1	38.8	1,939.5
Accrued and other current liabilities	165.0	8,528.8	125.1	6,253.2
Notes payable	23.0	1,188.9	10.4	519.8
Long-term debt	3,156.2	163,144.0	3,599.6	179,929.6
	3,371.5	174,272.8	3,773.9	188,642.1
Net foreign currency-denominated liabilities	$3,185.4	₱164,653.3	$3,500.6	₱174,980.9

For purposes of translating the foreign currency-denominated monetary assets and liabilities, the exchange rates used were ₱51.690 to US$1.00, ₱49.986 to US$1.00 and ₱40.298 to US$1.00, the peso-dollar exchange rates as at December 31, 2001, 2000 and 1999, respectively.

As a result of translating these foreign currency-denominated assets and liabilities, PLDT reported a net foreign exchange revaluation loss of ₱332.6 million, a gain of ₱969.3 million and loss of ₱175.3 million in 2001, 2000 and 1999, net of capitalized foreign exchange differentials (see *Note 6 – Property, Plant and Equipment* and *Note 15 – Other Expenses-Net*).

21. Financial Instruments

Currency Swap and Interest Rate Swap Agreements

PLDT

In connection with a Japanese Yen term loan facility of ¥19,807.4 million, PLDT entered into a foreign currency swap agreement to swap its floating rate Japanese yen-denominated loan for a fixed rate U.S. dollar amount. In February 2000, PLDT terminated the swap agreement for which it received an upfront payment of US$22.8 million (₱923.6 million). This amount was recorded as other income in the December 31, 2000 audited statement of income.

In January 2001, PLDT entered into a U.S. dollar/Japanese yen swap agreement to swap the coupon on US$175 million of its outstanding fixed rate notes for a floating rate Japanese yen amount. In August 2001, the base rate of this swap transaction was re-indexed from Japanese yen LIBOR to U.S. dollar LIBOR.

In June 2001, PLDT entered into a U.S. dollar/Philippine peso resettable cross currency swap contracts to swap US$100 million of outstanding PLDT notes into a predetermined peso amount based on an exchange rate of ₱50.77 million per U.S. dollar.

Smart

Smart has existing currency swap agreements with a foreign financial institution, under which it swapped its U.S. dollar-denominated loan exposure for peso loan exposure, with semi-annual payment intervals up to April 30, 2003. As of December 31, 2001 and 2000, Smart's outstanding obligations under these currency swap agreements amounted to US$114.5 million (₱5,918.5 million) and US$133.8 million (₱6,688.1 million), respectively.

Forward Exchange Contracts

PLDT

PLDT's outstanding forward foreign exchange contracts amounted to US$285.6 million (₱14,762.7 million) and US$43.7 million (₱2,184.4 million) as of December 31, 2001 and 2000, respectively. Revaluation gains (losses) on these contracts, which offset the corresponding losses (gains) on the hedged transactions, amounted to ₱110.0 million and (₱81.6 million), respectively. Amortization of premium amounted to ₱657.7 million and ₱34.9 million as of December 31, 2001 and 2000, respectively.

Smart

Smart's outstanding U.S. dollar-denominated forward foreign exchange contracts amounted to US$12.4 million (₱659.7 million) and US$55.9 million (₱2,766.2 million) as of December 31, 2001 and 2000, respectively, while third currency forward foreign exchange contracts as of December 31, 2000 amounted to JP¥12.8 million (₱6.0 million). For the year ended December 31, 2001, a ₱42.8 million gain and a ₱9.1 million loss on hedged transactions were offset against capitalized net foreign exchange losses in the balance sheet and charged to profit and loss account, respectively. A net loss of ₱52.2 million in 2000 was charged to profit and loss account.

22. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine IGF operators, six IXCs, six CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlement with interconnecting IGF operators is in the form of access charges, whereas settlement with interconnecting IXCs and LECs for toll calls are based on revenue sharing. Settlement with CMTS operators for local calls also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area are without charges. Paging and trunk radio interconnection settlements are based on fixed charges. The cost of investment in interconnection facilities is shared equally between interconnecting operators.

b. Proposed Metering of Local Exchange Service
The metering of PLDT's local exchange service has been temporarily suspended for further review by the NTC.

23. Reportable Segments

Statement of Financial Accounting Standards No. 31, "Segment Reporting," which became effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line—fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and subsidiaries Clark Telecom, Inc., Subic Telecom and MaraTel, which together account for less than 5% of our total fixed lines in service;
- Wireless—wireless telecommunications services provided through our cellular service providers (PLDT's subsidiary Smart and PLDT's affiliate Piltel) and satellite operators (Mabuhay Satellite, ACeS Philippines, and Telesat); and
- Information and Communications Technology—information and communications infrastructure and services for Internet applications, Internet Protocol-based solutions and multimedia content delivery provided by ePLDT, Internet access services provided by ePLDT's subsidiary Infocom and e-commerce, call centers and IT-related services provided through other subsidiaries and affiliates of ePLDT (see *Note 7 - Investments* for a description of ePLDT's subsidiaries and affiliates).

Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

The segment assets and results of operations of our reportable segments as of and for the years ended December 31, 2001, 2000 and 1999 reported under Philippine GAAP are as follows:

(in millions)	Fixed Line	Wireless	Information and Communications Technology	Total
As of and for the Year Ended December 31, 2001				
Operating revenues	₱46,876.7	₱26,227.4	₱468.9	₱73,573.0
Operating expenses	32,309.0	23,339.4	779.7	56,428.1
Operating income (loss)	14,567.7	2,888.0	(310.8)	17,144.9
Segment assets	228,915.7	77,222.2	3,223.8	309,361.7
Segment liabilities	166,834.6	43,193.1	2,646.6	212,674.3
Expenses attributable to segment assets	21,738.5	9,270.8	625.5	31,634.8
As of and for the Year Ended December 31, 2000				
Operating revenues	₱45,967.0	₱16,697.4	₱238.7	₱62,903.1
Operating expenses	30,314.9	20,234.4	310.8	50,860.1
Operating income (loss)	15,652.1	(3,537.0)	(72.1)	12,043.0
Segment assets	245,795.1	80,065.3	910.5	326,770.9
Segment liabilities	179,636.3	52,027.8	593.3	232,257.4
Expenses attributable to segment assets	18,077.3	8,080.0	282.9	26,440.2
As of and for the Year Ended December 31, 1999				
Operating revenues	₱43,865.3	₱11,631.5	₱195.0	₱55,691.8
Operating expenses	28,456.4	14,043.8	254.4	42,754.6
Operating income (loss)	15,408.9	(2,412.3)	(59.4)	12,937.2
Segment assets	207,896.6	69,897.4	202.2	277,996.2
Segment liabilities	147,429.4	47,538.4	264.5	195,232.3
Expenses attributable to segment assets	15,788.0	6,736.3	176.8	22,701.1

24. Reclassification of Accounts

Certain accounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 financial statements presentation.

BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

Antonio O. Cojuangco, *Chairman of the Board*
Manuel V. Pangilinan, *President and Chief Executive Officer*
Helen Y. Dee
Ray C. Espinosa
Teodoro L. Locsin, Jr.*
Napoleon L. Nazareno
Rev. Fr. Bienvenido F. Nebres, S.J.
Corazon S. de la Paz
Albert F. del Rosario
Pedro E. Roxas
Taketo Suzuki
Mitsuhiro Takase
Ricardo R. Zarate

**Elected on June 29, 2001 and resigned on July 10, 2001*

COMMITTEES

Advisory Committee

Enrique D. Perez
Oscar S. Reyes
Roberto R. Romulo
Juan B. Santos
Christopher H. Young

Finance Committee

Corazon S. de la Paz, *Chairman*
Antonio O. Cojuangco
Napoleon L. Nazareno
Christopher H. Young
Mitsuhiro Takase, *Advisor*

Executive Compensation Committee

Albert F. del Rosario, *Chairman*
Ray C. Espinosa
Pedro E. Roxas
Oscar S. Reyes
Taketo Suzuki, *Advisor*

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., *Chairman*
Pedro E. Roxas*
Juan B. Santos
Roberto R. Romulo
Taketo Suzuki, *Advisor*

**Appointed on March 26, 2002*

OFFICERS

Antonio O. Cojuangco
Chairman of the Board

Manuel V. Pangilinan
President and Chief Executive Officer

Ricardo R. Zarate
Executive Vice President

Antonio R. Samson
Executive Vice President

Ma. Lourdes C. Rausa-Chan
Senior Vice President,
General Counsel and Corporate Secretary

Anabelle L. Chua[1]
Senior Vice President and Treasurer

George N. Lim
Senior Vice President

Rosalie R. Montenegro
Senior Vice President

Alfredo S. Panlilio[2]
Senior Vice President

Claro Carmelo P. Ramirez
Senior Vice President

Ariel A. Roda
Senior Vice President

Victorico P. Vargas
Senior Vice President

Godofredo D. Asunto
First Vice President

Jun R. Florencio
First Vice President and Auditor General

Eugenio F. Garcia
First Vice President

Eriberto B. Gesalta
First Vice President

Conrado A. Hernandez[3]
First Vice President

Eriberto V. Melliza
First Vice President

Nemecio P. Mina
First Vice President

Mario C. Paguio[2]
First Vice President

Ramon B. Rivera, Jr.
First Vice President

Ramon S. Santiago
First Vice President

Ricardo M. Sison[1]
First Vice President

Emiliano R. Tanchico[2]
First Vice President

Ignatius F. Yenko
First Vice President

Alfredo B. Carrera
Vice President

Celso T. Dimarucut
Vice President

Emmanuel P. Dizon
Vice President

Mario C. Encarnacion
Vice President

Teodoro L. Espiritu[1]
Vice President

Wilfredo A. Gaudia
Vice President

Jesus C. Huidem
Vice President

Erlinda S. Kabigting
Vice President

Ma. Luz Natividad A. Lim
Vice President

Florentino D. Mabasa, Jr.
Vice President and Assistant Corporate Secretary

Ramon Alger P. Obias
Vice President

Jesus C. Pasicolan
Vice President

Leo I. Posadas[1]
Vice President

Reynaldo V. Puzon
Vice President

Nerissa S. Ramos[1]
Vice President

Raymond S. Relucio
Vice President

Ricardo C. Rodriguez[1]
Vice President

Lourdes M. Salgado
Vice President

Joaquin L. San Agustin
Vice President

Rodolfo R. Santos
Vice President

Ricardo B. Tan, Jr.
Vice President

Jesus M. Tañedo
Vice President

Miguela F. Villanueva
Vice President

[1] *Effective February 26, 2002*
[2] *Effective May 8, 2001*
[3] *Retired effective December 31, 2001*

TRANSFER AGENTS, REGISTRARS AND DEPOSITARY

COMMON STOCK

THE HONGKONG AND SHANGHAI
BANKING CORPORATION
30/F Discovery Suites
25 ADB Avenue, Ortigas Center
Pasig City, Philippines
Telephone: (632) 683-2601; (632) 683-2680 to 90

CITIBANK, N.A.
ADR Department
111 Wall Street
New York, NY 10005
U. S. A.
Telephone: (877) 248-4237
Fax No.: (201) 324-3284
Email address: citibank@em.fcnb.com
Website: http:/www.citibank.com/adr

SERIAL PREFERRED STOCK

10% CUMULATIVE CONVERTIBLE PREFERRED STOCK

Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series I, Series J, Series K, Series L, Series M, Series N, Series O, Series P, Series Q, Series R, Series S, Series T, Series U, Series V, Series W, Series X, Series Y, Series Z, Series AA and Series BB

RIZAL COMMERCIAL BANKING CORPORATION
333 Sen. Gil J. Puyat Avenue
Makati City, Philippines
Telephone: (632) 894-9000

SERIES III CONVERTIBLE PREFERRED STOCK

CITIBANK, N.A.
ADR Department
111 Wall Street
New York, NY 10005
U. S. A.
Telephone : (877) 248-4237
Fax No.: (201) 324-3284
Email address: citibank@em.fcnb.com
Website: http:/www.citibank.com/adr

SERIES V, VI AND VII CONVERTIBLE PREFERRED STOCK

THE HONGKONG AND SHANGHAI
BANKING CORPORATION
30/F Discovery Suites
25 ADB Avenue, Ortigas Center
Pasig City, Philippines
Telephone: (632) 683-2601; (632) 683-2680 to 90

The Common Stock of PLDT is listed on the Philippine Stock Exchange. PLDT has also established an American Depositary Receipt facility under which American Depositary Shares representing shares of Common Capital Stock are listed and traded on the New York Stock Exchange and Pacific Exchange. (The American Depositary Shares are evidenced by American Depositary Receipts issued by the Depositary). The Depositary is Citibank, N.A.

The Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series I, Series J, Series K, Series L, Series M, Series N, Series O, Series P, Series Q, Series R, Series S, Series T, Series U, Series V, Series W, Series X, Series Y, Series Z, Series AA and Series BB 10% Cumulative Convertible Preferred Stock of PLDT are listed on the Philippine Stock Exchange.

PLDT has established a Global Depositary Receipt facility under which Global Depositary Shares representing shares of the Series III Convertible Preferred Stock are listed and traded on the New York Stock Exchange. The Global Depositary Shares are evidenced by Global Depositary Receipts issued by the Depositary. The Depositary is Citibank, N.A.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE ("SRC")

1. 14 May 2002
   (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
   Exact name of registrant as specified in its charter

5. PHILIPPINES
   Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
   Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
   Address of principal office — Postal Code

8. (632) 814-3664
   Registrant's telephone number, including area code

9. Not Applicable
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing that PLDT has secured a new U.S.$8.8 million long-term loan facility from Export Development Canada ("EDC"), to finance, in part, telecommunications equipment and related services provided by Nortel Networks for the expansion of PLDT's next generation Domestic Fiber Optical Network.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 14 May 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



PLDT NEWS

PLDT Signs Financing Facility with Export Development Canada

Manila, Philippines, May 14, 2002 -- MANILA, Philippines – Philippine Long Distance Telephone Company ("PLDT") (NYSE: PHI) (PSE: TEL) announced today that it has secured a new US$8.8 million long-term loan facility from Export Development Canada ("EDC"), a Canadian financial institution that provides trade finance and risk management services to Canadian exporters and investors. The facility would be used to finance in part telecommunications equipment and related services provided by Nortel Networks for the expansion of PLDT's next generation Domestic Fiber Optical Network ("DFON").

"We welcome the continuing support extended to us by EDC in our financing requirements, in particular for this project. This network expansion is yet another step in our vision of creating a fully-digitized, internationally-connected national network capable of providing a broad range of fast, reliable and competitive broadband, data and IP services." said Manuel V. Pangilinan, President and Chief Executive Officer of PLDT.

Eric Siegel, Executive Vice President of EDC said, "EDC is pleased to have concluded this transaction with PLDT and looks forward to continuing to provide competitive direct financing in support of Canadian exporters pursuing opportunities in the Philippines and Asia."

PLDT recently announced that it has signed a contract with Nortel Networks for this project which would enhance the capabilities of the DFON's existing OPTera Long Haul 1600, as well as deploy an OPTera Connect DX optical switch to support an increase in network capacity, services provisioning and reliability.

George Lim, Senior Vice President and Head of PLDT's Network Development and Provisioning Group, said, "The DFON expansion would allow us to address customer-driven bandwidth requirements for additional services such as DSL/ATM connectivity and wholesale bandwidth and to create a scalable platform to meet the increasing demand for bandwidth."

XXX

For more information, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No. – (632) 816-8213
Fax No. – (632) 844-9099

XXX

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

Listed on the Philippine Stock Exchange [PSE: TEL] and its American depositary shares are listed on the New York Stock Exchange [NYSE: PHI] and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies. Further Information can be obtained by visiting the web at www.pldt.com.ph.

EDC provides trade finance and risk management services to Canadian exporters and investors in up to 200 markets. Founded in 1944, EDC is a Crown corporation that operates as a commercial financial institution. Further information can be obtained by visiting the web at www.edc.ca.

XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: May 16, 2002